AR/S

03019891

APR 9 2003

P.E. 12-31-02

2002 Annual Report

A Matter of

Fact

A year of milestones for your Company

WEATHERFORD INTERNATIONAL LTD.

Weatherford®

Table of Contents

The Financial Section of the Annual Report to Shareholders immediately follows the Corporate Directory.

Weatherford International Ltd. (NYSE: WFT), headquartered in Houston, Texas, is one of the top oilfield service companies in the world, with approximately 15,700 employees and more than 540 sales and service locations in 100 countries. Weatherford's goal is to deliver superior financial results by providing high performance products and services that facilitate our customers' drilling, intervention, completion and production operations.

(In thousands, except per share amounts and employees)

	2002	2001
Revenues	**$ 2,328,930**	$ 2,328,715
Operating Income (before Non-recurring and Impairment Charges)	**297,880**	409,474
Non-recurring and Impairment Charges[a]	**232,493**	–
Operating Income	**65,387**	409,474
Net Income (before Non-recurring and Impairment Charges, net of taxes)	**150,181**	214,651
Net Income (Loss)	**(6,030)**	214,651
Diluted EPS (before Non-recurring and Impairment Charges, net of taxes)	**1.20**	1.76
Diluted EPS	**(0.05)**	1.76
Diluted Weighted Average Shares	**120,058**	133,255
Total Assets	**$ 4,494,989**	$ 4,296,362
Convertible Debentures	**942,916**	927,061
Other Debt	**935,263**	762,962
Total Debt	**1,878,179**	1,690,023
Shareholders' Equity	**1,974,496**	1,838,240
Depreciation and Amortization	**214,918**	208,129
Capital Expenditures	**268,687**	339,425
Number of Employees	**15,732**	15,056

[a] Non-recurring and Impairment Charges relate to a write-down in our investment in Universal and a rationalization of our businesses in light of industry conditions.

A Matter of Fact

Spans the drilling, intervention, completion and production cycles of a reservoir

Maintains leading market share in most of its businesses

Has global leverage across more than 100 countries through its worldwide infrastructure

Is a leader in the development of step-change technologies

To Our Shareholders,

In 2002, political and economic uncertainty ruled, depressing financial markets and dampening demand for oilfield services, particularly in North America, in spite of high oil and natural gas prices. International markets were not immune from these behavioral forces either. Tax changes in Great Britain and shifting strategies among major oil companies sharply reduced activity in the North Sea. Political instability shut down the Venezuelan oil and gas industry late in the year. Activity in Kazakhstan came to a temporary halt as the government and producers renegotiated terms.

We did not allow a difficult context to deter us from pushing ahead with our growth initiatives. We continued to build our core business lines, leverage our international industrial infrastructure and invest in technologies that have the potential to significantly expand the horizons of both Weatherford and the industry.

Key Performance Metrics of 2002

- Despite an 18 percent decline in overall drilling activity, the Company's revenues were flat at $2.3 billion. International revenues rose 18 percent in a flat drilling environment. In North America, where the rig count fell 27 percent, revenues declined at a slower 15 percent pace. Those trends are good indicators that we grew market share and that our global infrastructure provided some stability and strength in a difficult year.
- Operating income, before non-recurring charges, fell 27 percent and net income, on the same basis, fell 30 percent. The earnings decline was due partially to the difficult operating environment, but also to a deliberate decision to keep a talented workforce largely intact. We also stepped up our commitment to technology through higher R&D spending (+57% year-on-year) and rising start-up and training expenses as we rolled out these new businesses. The success of these commitments is reflected in the fact that step-change technology revenues, like expandables, underbalanced drilling systems and intelligent completion systems, rose by nearly 30 percent in an otherwise declining market.
- We were not as successful with the compression side of our assets. In 2002's third quarter the Company took a one-time, non-recurring after-tax charge of $156.2 million. The charge consisted primarily of a $146.2 million non-cash write-down of our investment in Universal Compression Holdings, Inc. (NYSE Symbol: UCO). This non-recurring charge led to a net loss for the year of $6 million. The value of UCO had declined substantially throughout the year reflecting the impact of strained market conditions on its business. This was clearly a significantly adverse event. The only silver lining to this substantial erosion of shareholder wealth is the knowledge that UCO is operationally well run and that its long-term secular prospects, tied to natural gas drilling and exploitation, are excellent.
- At year end the Company's capitalization of shareholders' equity plus debt minus cash stood at $3.80 billion. Total debt, inclusive of $942.9 million of convertible debt, was $1.88 billion. Our after-tax cash cost of debt remained very low at 2.4 percent of total debt outstanding.
- We completed a significant step in our efforts to protect our global competitiveness in an oilfield business that over time will be increasingly conducted in international markets, where the reservoirs are younger and more plentiful. As of June 26, 2002, Weatherford, with the overwhelming support of our shareholders, reincorporated in Bermuda.


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7 18
21
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24
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12 3
5
23
15
25
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8
2
13, 14, 17: Worldwide

Weatherford Milestones

1 **China:** 150th installation of Expandable Sand Screen (ESS™) System in offshore well in Bohai Bay

2 **Indonesia:** First Drilling with Casing (DwC™) job from a Floating Drilling Unit in the Java Sea

3 **Kazakhstan:** Weatherford pressure management systems enabled access to previously undrillable zones

4 **France:** First installation of permanent fiber optic, multi-component, multi-station in-well 4-D seismic array

5 **Middle East:** First sales of new Weatherford designed Optimax™ subsurface safety valve line

6 **Brunei:** First installation of a four-zone intelligent completion system, including Remotely Operated Sliding Sleeve (ROSS™) and Hydraulically Controlled Addressing Unit (HCAU™) systems

7 **Gulf of Mexico:** First offshore one trip installation of the new Monobore packer for harsh H2S environment

8 **Indonesia:** Deployment of first solid Expandable Liner Hanger (ELH™) in offshore well

9 **North Sea:** LoDrag™ centralizers, LoTAD™ subs and CRS™ Completion Running String enable 15,100 foot horizontal open hole completion and sand screen deployment

10 **North Sea:** Weatherford's 8½" BBL PDC bit sets record run, drilling more than 6,800 feet through Zechstein Super group at an average ROP of 62.4 feet/hour in one run

11 **USA:** Weatherford whipstock installed at record depth of 24,289 feet in high temperature Amston formation in Wyoming

12 **Black Sea:** Weatherford performed commissioning of Blue Stream natural gas pipeline, which crosses the Black Sea from Russia to Turkey at water depths of up to 7,050 feet

13 **Worldwide:** Weatherford launches new independent intervention services group known as WellServ™

14 **Worldwide:** Weatherford expands the capabilities in critical well control services and forms the WellCat® group, an international full-service well control organization

15 **India:** 300th DwC™ application performed in India and represented the longest 20″ diameter casing job by Weatherford

16 **USA:** First field deployment of compliantly expanded MetalSkin™ Casing Repair System

17 **Worldwide:** Weatherford extends its comprehensive line of artificial lift systems with the launch of its new Electric Submersible Pumping systems

18 **Gulf of Mexico:** First offshore application of the Weatherford RamPump™ multiphase booster pump

19 **Canada:** First commercial application of Weatherford Corod® system utilizing computer memory logging tools

20 **North Sea:** First multiple fiber optic sensing system installation, including pressure and temperature, in Norway

21 **Venezuela:** First fully integrated system installation for the automation of progressing cavity pumps (PCPs), including downhole monitoring gauges, data logging and communication software

22 **USA:** Weatherford successfully introduces and commercializes the Downhole Deployment Valve (DDV), which maintains underbalanced conditions during tripping and completion activities

23 **Oman:** Weatherford underbalanced drilling systems reduce well delivery time by up to 50 percent and accelerate and increase oil production

24 **United Kingdom:** First installation of Simply Intelligent™ surface actuated flow control system in combination with the Starburst™ multilateral system

25 **Sakhalin Island:** Weatherford provides complete automated tubular make up capabilities for drill pipe, casing and tubing, including the PowerFrame™ and TorkWinder™ systems, yielding major gains in operating efficiencies and rig floor safety

- The price of Weatherford common stock improved 7 percent during 2002 and, in doing so, outperformed the Philadelphia Oilfield Services Sector Index (OSX) and the S&P 500 as it has over the three, five and ten year investment periods (see chart comparing stock price performances for Weatherford and the two named indices). This is a record we are proud of and hope to repeat in the years ahead.

Weatherford Relative Stock Price Performance *(as of 12-31-02)*

	WFT	OSX*	S&P 500
1 year	+7%	-0.5%	-23%
3 years	+50%	+1%	-40%
5 years	+16%	-24%	-9%
10 years	+1,114%	n/a	+102%

**Philadelphia Oilfield Service Sector Index, established 1997*

- For additional description and discussion of Weatherford's businesses, markets, historical performance, and our audited financial statements, please refer to the financial section of this Annual Report to Shareholders.

The Near Term Outlook is Positive

While the political and economic uncertainty that prevailed in 2002 has not gone away, the prognosis for Weatherford and the industry from the vantage point of early March 2003 is generally positive.

The North American markets of Canada and the United States are driven primarily by natural gas activity. Low natural gas inventories reflect low drilling activity throughout 2002 and the ineluctable increases in reservoir decline rates. Sluggishness in 2002 will lead to activity in 2003.

In the first two months of 2003, the Canadian rig count is averaging more than 80 percent higher than it was in the last quarter of 2002 and 24 percent above January and February of last year. In addition to activity improvement, our Canadian businesses should also benefit from consolidations in certain segments that took place early last year. Activity in the United States is also recovering, albeit at a slower pace. The average rig count in January and February of 2003 is 4 percent higher than both January and February in the prior year and the fourth quarter of 2002. Inquiry levels and contractual bidding activity levels are continuing to improve from depressed levels of 2002. Activity increases in the United States should gain momentum as the year progresses for the same rationale as in Canada.

The outlook in international markets appears also to be positive. Venezuela and the North Sea are likely to show some gradual activity improvement. Trends in the important North African, Asia Pacific, Russian and Kazakhstan markets, as well as Mexico and Brazil, are strengthening. In the first two months of 2003, the international rig count is 2 percent higher than it was in the first two months of 2002 and slightly below the average level of the fourth quarter. In the past five years, we have grown our international business at a substantially higher rate than the underlying market. We expect that historical performance to continue in 2003. Weatherford's performance should benefit from the growing commercialization of our new technologies, which has been particularly robust in international markets, as well as from the ongoing drive to further leverage our international footprint.

The Future Favors Technology and International Exposure

A number of factors are working to shape the future of our business. Among them, the most consequential is the acceleration of decline rates (a measure of the fall in hydrocarbon production from a well over time). Decline rates today are most pronounced in North American natural gas fields, where they often exceed 20 percent. Decline rates for oil and gas worldwide have approximately doubled in last decade and a half and all evidence points to a further doubling in a shorter period of time. At the same time, reservoir recovery rates continue to stagnate.

The impact of decline rates was clear this year. In North America, the drop in drilling activity combined with accelerated decline rates contributed to a decline in production, a substantial drop in natural gas inventories and a commodity price that is in the high end of its historical range.

In addition to decline rates, new discoveries are an order-of-magnitude smaller than the giant fields of the past and most of those are in the Middle East and Caspian regions as well as technologically challenging deepwater environments like offshore Brazil, Africa and the U.S. Gulf of Mexico. The future of our industry will increasingly be played out in international markets. Fortuitously, Weatherford has an extensive industrial base and well-recognized brand in international markets. This presence will serve us well as the industry's migration continues.

Accelerating decline rates and stagnating recovery rates will require producers to make increasing levels of capital investment and operating expense. Smaller average field discoveries will reduce the scale of potential production and further hamper the traditional economic incentives of oil and natural gas production. These trends are destructive and have made the development and commercialization of new technology more imperative than at any time in the history of our industry. Thus Weatherford has an intense focus on developing and commercializing technologies that can provide step-change improvements in costs and productivity.

Embedded in this letter is a list and map of milestones that we passed this year. They include technology milestones like the 150th installation of our successful Expandable Sand Screen (ESS™) in China, the commercial development of our Downhole Deployment Valve, an enabling technology aiding successful well pressure management for underbalanced drilling activities, the first ever installation of a permanent in well fiber optic seismic monitoring system in France, and the 300th casing drilling installation utilizing our Drilling with Casing (DwC™) system in India. We are clearly making progress in our efforts to address the pressing need that our industry has for step-change technology.

The list also highlights other firsts like the formation of WellServ™, a new global well intervention services business, the launch of a new proprietary



line of electrical submersible pumps and the installation of our first solid expandable well remediation system, MetalSkin™. Several of these milestones are celebrated in the narrative that immediately follows this letter. I hope these profiles give you a flavor of what Weatherford's technology and people can accomplish with their culture of innovation and service.

Closing Comments

We remain at heart a company dedicated to the pursuit of growth. This commitment is not open ended. It is self-constrained in four distinct ways. One, growth must be subject to the rigors of a return on capital employed discipline. Two, it must not impede gains in productivity, whether characterized by cost, quality or safety. Three, it must not imperil the tradition of service, which is the keystone of Weatherford's culture. Lastly, growth must be concurrent with the training and development of our people. In the final analysis, the most valued asset of a company, and this is particularly true of Weatherford, is its people. Equally important, we will remember that our first and foremost objective is shareholder wealth generation.

Respectfully,



Bernard J. Duroc-Danner
Chairman, President and
Chief Executive Officer
March 2003

A Matter of

Fact

Simple Solution, Big Potential

Global provider of drilling tools and services, fishing services, intervention services and well construction services

World's leading provider of fully integrated underbalanced drilling systems (UBS)

Only company to successfully install the Downhole Deployment Valve (DDV), a key to effectively managing pressure while drilling and completing in underbalanced mode. The DDV:

- **Operates in cased or open hole**
- **Owns deepest set record at 4536 ft and 27° inclination**
- **Has multiple shut-in capability**

Leading position in Drilling with Casing (DwC™) technology with more than 300 installations to date

The new Downhole Deployment Valve (DDV) helps unlock the full potential of underbalanced drilling, a breakthrough technology that dramatically increases well productivity

To understand the value of the Downhole Deployment Valve – which lies in making underbalanced drilling systems (UBS) simpler, safer, more efficient and consequently more cost effective – it helps to understand why UBS is so desirable.

Traditional Overbalanced Methods Create Problems

Underbalanced drilling differs from conventional overbalanced drilling in that it employs a fluid that has a hydrostatic column that is lighter than the formation pressure. Under these conditions, formation fluids (oil, gas, water) flow from the reservoir into the wellbore while drilling proceeds. Overbalanced drilling provides some operational advantage and simplicity, but it comes with a cost:

- Mud penetrates into the oil or gas bearing formation and creates "skin damage." This restricts oil or gas flow, due to the plugging of the pore throats or fractures through which formation fluids flow. This is a particularly serious problem when drilling wells in mature fields that are partially depleted, where formations are more prone to be invaded by conventional drilling fluids.
- The returns of mud can be lost completely into low pressure formations, making it cost prohibitive to continue drilling to gain access to productive intervals.
- There is negative effect on performance when operational problems arise that influence key drilling performance indicators. These would include increased drilling times due to slow penetration rates, differential sticking of drill strings when mud losses occur, and the time-consuming process of minimizing those losses.
- The operator can miss productive zones. Drilling fluid invasion sometimes displace hydrocarbons from the wellbore vicinity, making it difficult or impossible to detect productive zones by means of conventional logging tools used to evaluate the reservoirs.

UBS Adds Value

Weatherford has pioneered underbalanced drilling because UBS addresses the above problems: since there is no fluid invasion, skin damage does not occur. This provides operators assurance that the full potential of their reservoirs are delivered. Drilling performances are improved by increasing the rates of penetration and by the avoidance of non-productive time due to stuck pipe or mud losses. Wells drilled underbalanced also can eliminate the need for costly stimulation. Formation evaluation takes place as drilling progresses providing timely reservoir data. For the operator, the result is greater productivity, quicker payback, and improved return on investment.

A growing number of case histories also reveal that when UBS is applied in the right reservoir with the proper planning, well productivity can be orders of magnitude greater than with a conventional well drilled into the same formation. UBS wells have been proven to add additional years of productive field life, thus improving otherwise marginal economics.

"Now that the oil and gas industry is becoming more aware of the detrimental effect of formation damage in wells drilled conventionally, the underbalanced drilling and completion of wells is becoming more widely used and


Management | Underbalanced Systems | Increased Safety | Improved Production | Higher Operator NPVs |

Introducing members of the DDV team: (Pictured left to right) ***Brian Grayson****, DDV Production Champion responsible for the worldwide globalization, commercialization and implementation of the DDV;* ***Evert Jan Sibinga Mulder****, Vice President and global product line champion for Underbalanced Systems;* ***Ron McAdam****, DDV Manager for the US Region and responsible for the successful installations; (Not pictured)* ***Dave Hosie****, Product Line Engineering Manager - New Technology and UBS.*

accepted," said Evert Mulder, Vice President, Underbalanced Systems.

DDV: Enabling Technology that Simplifies UBS

In traditional underbalanced operations, the well is allowed to flow. This means that a flowing or shut-in pressure is always present in the annulus and requires that special precautions be taken during tripping operations for control purposes. Previously, these precautions were limited to killing the well or using a snubbing unit, and both methods carried certain disadvantages. Killing the well is detrimental for the reservoir. Related operational activities to displace kill fluid into and out of the well consume time and add to the high costs. Snubbing requires extra equipment to be rigged up and is an extremely slow paced operation that can significantly increase overall drilling times and costs.

As a solution, Weatherford developed the DDV, a full-opening flapper valve system that can be hydraulically operated from surface via a control line bundle. Its main function is to overcome the issue of the required time to trip pipe into or out of the hole and to install complex completion bottom hole assemblies. As a result, it eliminates the need to kill the well or use a snubbing unit.

"The ingenuity of this tool is that it is so simple," says Brian Grayson, the tool's developer and Product Champion. "We have a robust system based on proven technology."

Weatherford's DDV is the only successful application of this technology. The tool has an excellent track record that has proven the concept's viability and fully demonstrated its durability and reliability. The addition of available sizes (7in-26lb/ft, 7in-32lb/ft, and 9⅝ in-47lb/ft) into projects demonstrated that the potential operational savings could be significant, due to operational streamlining and the elimination of complicated tripping programs. In addition, the DDV significantly contributes to the safety and efficiency of underbalanced drilling and completion operations by:

- Isolating the formation and allowing for a safe and economic means of tripping in and out of the well while maintaining the underbalanced condition.
- Adding an additional well control element to conventional options.
- Eliminating the time and cost required to circulate kill fluids.
- Simplifying the deployment of long or complex bottom hole assemblies that create pressure seal problems.
- Aiding in the deployment and expansion of Weatherford's Expandable Sand Screen (ESS™) into an underbalanced well.

DDV technology increases operator options for both drilling and completion and creates opportunities for equipment utilization and installation methods that were not previously feasible.

A Matter of Fact

Moving Towards the Monobore Well

The industry's fastest growing completion company – average annual revenue growth > 50%

Global leader in expandable technologies:

- **Revolutionary Expandable Sand Screen (ESS™)**
- **Proprietary compliant expansion systems**

Leader in proprietary optical sensing technologies for Intelligent Completions

The 150th installation of the proprietary Expandable Sand Screen (ESS™) system shows how Weatherford is helping change the way oil is produced.

The 150th installation of Weatherford's proprietary *ESS* system marked another giant step forward in the commercialization of this exciting new technology. This installation took place in a project in Bohai Bay, offshore northern China, in November 2002.

As a technology leader, the customer was an early adopter of *ESS* technology for their development wells in the South China Sea. In 2002, the customer took its experience north to Bohai, with a plan to drill two dozen deviated wells to experiment with different approaches.

ESS Demonstrates Flexibility of Application

The first set of wells were drilled conventionally, with metal casing cemented inside the hole to prevent the reservoir's sandy formations from collapsing into the wellbore. The casing was then perforated to allow the oil to flow, and the *ESS* system was run inside the perforated casing to prevent the influx of sand. The installation process worked flawlessly, yet production results did not meet the customer's hopes. The oil in this reservoir does not flow easily.

Next, fracturing the near wellbore formation to give the oil more channels to flow through was performed prior to running the *ESS* system. This improved production, but it added another level of complexity and cost to an already expensive process. Fracturing in particular is always costly.

Ultimately the customer decided to risk an open-hole completion on the next well – no casing, no perforating, no fracturing, no packing. The only method of protecting and stabilizing the near wellbore formation would be the Weatherford *ESS* system. It had the potential to be a quick and low-cost solution.

This test turned out to be the perfect opportunity for Weatherford's unique compliant *ESS* technology. Other vendors sell expandable screens, but they rely on forcing a fixed metal cone through the screen to expand it. The fixed cone can only open up the screen so far (typically no more than 25%), and loose sand from the formation can still migrate into the space between the wellbore and the outside of the screen, preventing the flow of oil.

Weatherford was chosen because we utilize fixed expansion only as a first step. We then follow the initial expansion with our proprietary Axial Compliant Expansion (ACE) tool. The ACE tool has hydraulically operated rollers that press outward from a central shaft, squeezing the *ESS* screen snug against the wellbore. At the end of the process, the *ESS* system is compliant, and the wellbore has a tough sandscreen "exoskeleton" that helps stabilize the formation.

Weatherford's product and service quality was high as well. Our Expandable Sand Screens are produced at our advanced manufacturing facility in Aberdeen under exacting quality control standards. For the Bohai Bay job, the *ESS* components went to our Bohai Bay service center in Tanggu for pre-assembly, and then to the platform. Here our Completion Systems crew worked with the customer to manage every aspect of the installation, all of it in sub-freezing temperatures.


Lower Capital Costs | Expandable Sand Screens | OptiWell Systems | Compliant Expansion | Enhanced Production | Optimized Well Architecture
Weatherford

Introducing Weatherford's ESS Bohai Bay team: (Pictured) ***Paul Metcalfe****, Vice President responsible for worldwide globalization of ESS Systems in 2002;* ***Annabel Green****, New Technologies Engineer;* ***Steve Walduck****, Field Engineer in Bohai Bay. (Not pictured)* ***Alistair Geddes****, Region Director;* ***Mike Ravlich****, Business Development Manager in China during the project;* ***Pat Moran****, ESS Technical Manager;* ***Richard Quantrill****, District Manager;* ***Tang Ya Ming****, in charge of China Sales;* ***Mike Larter****, Operations Manager;* ***Ross Edwards****, Senior Field Engineer;* ***Xue Cheng Gang (Boots)****, Sand Control Engineer; and* ***Ali Gauld****, Operations Engineer and Technical Coordinator.*

Results Include Doubled Production

The installation went like clockwork – and the results were clear almost immediately. This well came on line with production nearly double that of most previous wells in the same area.

Alistair Geddes, Region Director for Asia Pacific, notes that to date 56 percent of all *ESS* applications have been in open holes. "We are continuing to refine zonal isolation techniques and we are working closely with our customers to continue to drive efficiencies in our systems."

Focusing on a Major Market Opportunity

Our ultimate goal at Weatherford is the monobore well and other optimized well architecture configurations. With conventional casing systems, each new section is run inside the previous casing, so wells telescope down from a surface diameter of 2-3 feet to a bottom hole diameter of only a few inches. But by expanding tubing inside the hole (by 20-35%), each run of casing can be made the same size as the previous run. Drilling proceeds faster, using smaller and less expensive rigs and with lower materials costs and fewer cuttings to dispose of. Simplified tubular inventories also offer significant savings. The Weatherford OptiWell™ System moves us toward the monobore well through the utilization of solid expandable drill liners in the operator's well plans. Every successful installation of *ESS* and solid tubular expandables like MetalSkin™ and Expandable Liner Hangers (ELH™) takes us another step closer to realizing a substantial share of the estimated multi-billion dollar market for expandables.

Reflecting on the success of the 150th installation, Mike Ravlich, District Manager for China, credits teamwork. "We worked hand in glove with our customer" he says, "starting at the conceptual stage, and working the whole way to engineer solutions fit for their challenges."

Where does the future lie for Weatherford? With extensive intellectual property rights in slotted and solid expandable tubulars, using both compliant and solid cone expandable systems, we are ideally suited to build and dominate this new market.

"We ran 90% of the expandable sand screen jobs that were done in Asia Pacific last year," says Alistair. "But that is a fraction of the total market for sand control. Our challenge is to retain our market share, continue to demonstrate productivity enhancements, and build on our technology with zonal isolation, single-trip capability and new products in expandable solid tubulars. There's an exciting future ahead."

A Matter of
Fact

Capitalizing on the Billion Dollar Market for ESPs

The world's only single-source provider of artificial lift systems, including production optimization

An emerging provider of electric submersible pumps

Expanding into other production enhancing services

Average annual revenue growth of 33% since 1999

Weatherford is the market leader in five of the six forms of artificial lift – but not in electric submersible pumps (ESPs). We're planning to change that.

Despite the challenging global economic environment, Weatherford is developing a new line of electric submersible pumping systems (ESPs), an area in which we have historically had little market presence. Why?

The answer lies partly in the market itself. As hydrocarbon reservoirs mature and cease to flow under their own pressure, artificial lift is required. Most types of artificial lift are powered by surface motors that require considerable space; these lift systems are also limited in the volume of oil they can produce. In contrast, electric submersible pumps sit at the bottom of the wellbore, so little space is required on the surface. Also, ESPs can operate in highly deviated wells where other forms of lift may not work.

ESPs pump large volumes of oil very efficiently. They are the obvious solution for offshore platforms where space is limited – and the number of offshore reservoirs that require pumping is increasing as natural production pressures continue to decline. The demand for ESPs is strong and will inevitably grow stronger.

Strategy for Growth

How can Weatherford hope to capture a meaningful share of the substantial market segment that ESPs represent?

First, customers have asked us to get into this business. "They want us to provide ESPs because they trust Weatherford's reputation for reliability," says Adam Esberger, Global Business Unit Manager - ESP Systems and the driving force behind the new product line. "The pumps in the market today might run for a few months, one day, or seven years – it's impossible to know with certainty. What we can do is give customers Weatherford-manufactured equipment that we can say with the highest confidence will meet their expectations."

Existing contracts with customers pave the way for a quick ramp-up of Weatherford's ESP business. Because we already have artificial lift agreements with nearly every major producer, selling an ESP system can be as simple as an addendum to an existing contract.

The second key reason to enter the ESP market relates to the Weatherford global footprint. Our widespread supply base supports both significant local content in manufactured goods – of growing importance to many customers – plus low-cost procurement and manufacturing. We feel secure that none of our competitors will be able to lock us out of the ESP business by cutting prices.

In addition to global supply, Weatherford has infrastructure, service centers and qualified people in place around the world, while many of our competitors have trouble servicing remote locations. We now operate technologically advanced ESP manufacturing, assembly and service facilities in Shanghai, China; Alexandria, Egypt; and Edmonton, Canada. Both the Shanghai and Alexandria centers have test wells on-site and offer comprehensive training for both Weatherford and customer personnel. Producers will not have to travel around the world for service or training.

Third, we are growing this business organically, not through acquisition.


Production Optimization | System Reliability | Best-in-Class Monitoring
Comprehensive Lift Solutions
Modular ESP Systems
System Reliability | Best-in-Class
Comprehensive Lift Solutions | Production
Best-in-Class Monitoring | Modular
Comprehensive Lift Solutions | Production
Modular ESP Systems | Global Training
Training & Support | Comprehensive Lift
System Reliability | Best-in-Class

Introducing the collaborative team behind Weatherford's new ESP line: (Pictured left to right) ***Graham Anderson*** *manages global sales and marketing strategy;* ***Adam Esberger****, responsible for the worldwide globalization of ESPs; (Not pictured)* ***Neil Gardner*** *handles project management of the Shanghai facility and Asia-Pacific business development;* ***Madgy Kirolos*** *focuses on product line development (surface), field service support and project management for the new facility in Egypt;* ***Philip Fouillard****, in charge of operations for Canada, as well as rapid dismantle and inspection procedures;* ***Richard Delaloye*** *focuses on product line development (downhole) and field service support; and* ***Dr. Woon Lee****, responsible for R&D and support engineering.*

We have no aging or obsolete legacy systems to maintain, no incompatible inventories to keep track of. By building our own ESPs, we can offer reliable systems that will mesh seamlessly with other Weatherford products and services.

Another industry first: All Weatherford ESP systems will be completely integration-tested before shipping out to customers. That encompasses every part of the installation, including the new Weatherford power transformer (no other ESP provider manufactures their own transformers). Our goal is to ensure that no customer will ever be caught with expensive down-time trying to make all the pieces fit together.

Improved Technology, Better Service

The new Weatherford ESPs also offer improved technology, including a best-in-class monitoring system. Our system is able to send more data up and down the well faster than competing systems. When a downhole event occurs, it can be diagnosed and addressed more quickly, giving our customers significantly better service.

Unlike competitive systems, the Weatherford ESP system is modular. Changing out a gauge, for example, requires only that it be unscrewed and another screwed in – no need to send parts back to the plant for calibration. No other company we know of can repair or upgrade their equipment as simply and cost-effectively as we can.

There is more to providing ESPs than excellent hardware plus worldwide training and support. ESPs are very sensitive to reservoir parameters – if the pump isn't configured and installed correctly, customers can face hundreds of thousands of dollars in equipment and workover costs. The Weatherford team is long on talent in engineering, installation, commissioning and failure-analysis. We take responsibility for the entire job, concept through commissioning.

All of us at Weatherford are excited about the new offering. This business is based on relationship selling – customers depend on their ESP supplier for oil production – and we already have excellent long-term relationships as a result of our leadership in other forms of artificial lift. Now we can offer customers a complete solution over the life of a well or field, improving their overall return on investment.

Headquarters

515 Post Oak Boulevard
Suite 600
Houston, Texas 77027
713/693-4000

Registrar and Transfer Agent

American Stock Transfer
& Trust Company
40 Wall Street
New York, NY 10005

Auditors

Ernst & Young LLP
5 Houston Center
1401 McKinney, Suite 1200
Houston, Texas 77010

Legal Counsel

Andrews & Kurth, LLP
600 Travis, Suite 4200
Houston, Texas 77002

Stock Data

New York Stock Exchange
Symbol: WFT

Corporate Officers

Bernard J. Duroc-Danner
President, Chief Executive Officer,
Chairman and Director

E. Lee Colley, III
Senior Vice President and
President - Artificial Lift Systems

Stuart E. Ferguson
Senior Vice President and
President - Completion Systems

Gary L. Warren
Senior Vice President and
President - Drilling &
Intervention Services

Donald R. Galletly
Senior Vice President -
Corporate Marketing

Burt M. Martin
Senior Vice President,
General Counsel and Secretary

Jon R. Nicholson
Senior Vice President -
Human Resources

Lisa W. Rodriguez
Senior Vice President and
Chief Financial Officer

M. David Colley
Vice President -
Global Manufacturing and
Information Technology

James N. Parmigiano
Vice President -
Operational Controller

Directors

Philip Burguieres
Vice Chairman
The Houston Texans
(National Football League franchise)

David J. Butters
Managing Director
Lehman Brothers Inc.
(Investment banking company)

Bernard J. Duroc-Danner
Chairman of the Board, President
and Chief Executive Officer
Weatherford International Ltd.

Sheldon B. Lubar
Chairman
Lubar & Co.
(Private investment company)

William E. Macaulay
Chairman and
Chief Executive Officer
First Reserve Corporation
(Investment funds manager)

Robert B. Millard
Managing Director
Lehman Brothers Inc.
(Investment banking company)

Robert K. Moses, Jr.
Private Investor

Robert A. Rayne
Chief Executive Director
London Merchant Securities plc
(Property investment and
development company)

WEATHERFORD INTERNATIONAL LTD.

Weatherford International Ltd. is one of the world's leading providers of equipment and services used for the drilling, completion and production of oil and natural gas wells. The following is a discussion of our business, including our strategy for growth, the markets in which we operate and the products and services we offer. We also have included a discussion of our financial results, the trends affecting our results and our financial condition.

This report is part of our Annual Report on Form 10-K that we have filed with the Securities and Exchange Commission. We have omitted certain parts of that filing in this report, such as the cover page, signature page, exhibit index and Parts III and IV. A complete copy of our Annual Report on Form 10-K is available on the SEC's website at *www.sec.gov* or free of charge on our website at *www.weatherford.com.* We **will also provide to any shareholder a copy of that report without charge upon written request**. Please mail your requests to Donald R. Galletly, Senior Vice President — Corporate Marketing, at 515 Post Oak Boulevard, Suite 600, Houston, Texas, 77027. Copies of exhibits will also be provided upon written request subject to reasonable charges for copying and mailing.

If, after reviewing this report, you have any questions regarding our businesses or would like additional information on us or the products and services we offer, please contact our Investor Relations Department at the address and telephone number listed on page 1 on the following report or visit our website at *www.weatherford.com.*

EXPLANATORY STATEMENT

Weatherford International Ltd., a Bermuda exempted company ("Weatherford Limited"), is filing this Annual Report on Form 10-K as successor to Weatherford International, Inc., a Delaware corporation ("Weatherford Inc."). On June 26, 2002, Weatherford Limited became the parent holding company of Weatherford Inc. as the result of a corporate reorganization effected through the merger of a subsidiary with and into Weatherford Inc. Each share of Weatherford Inc. issued immediately prior to the effective time of the merger automatically converted into the right to receive a common share of Weatherford Limited. Thus, the stockholders of Weatherford Inc. became the shareholders of Weatherford Limited which, together with its subsidiaries, continues to be engaged in the same business that Weatherford Inc. and its subsidiaries were engaged in before the merger. Throughout this Form 10-K, the stockholders of Weatherford Inc. may be referred to as shareholders of Weatherford Limited, and as such, Weatherford Inc.'s common stock may be referred to as common shares of Weatherford Limited. For periods prior to June 26, 2002, please refer to the periodic and other reports filed with the Securities and Exchange Commission by Weatherford Inc. (Commission File No. 001-13086) prior to June 26, 2002.

PART I

Item 1. *Business*

Weatherford International Ltd. is one of the world's leading providers of equipment and services used for the drilling, completion and production of oil and natural gas wells. Weatherford, as we know it today, was formed in connection with the May 1998 merger of Weatherford Enterra, Inc. into EVI, Inc.

We were incorporated under the laws of Delaware in 1972. In 2002 we re-incorporated in Bermuda. Many of our businesses, including those of Weatherford Enterra, have been conducted for more than 50 years. Our principal executive offices are located at 515 Post Oak Boulevard, Suite 600, Houston, Texas 77027. Our telephone number is (713) 693-4000 and our Internet address is *www.weatherford.com.* We make available, free of charge, on our website our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file or furnish them to the SEC.

We conduct operations in approximately 100 countries and have approximately 540 service and sales locations, which are located in nearly all of the oil and natural gas producing regions in the world. We are among the leaders in each of our primary markets, and our distribution and service network is one of the most extensive in the industry.

Our business is divided into three principal operating divisions:

- *Drilling and Intervention Services* — This division provides: (1) drilling services and equipment including pressure control, drill pipe, drilling accessories, underbalanced drilling systems and directional drilling systems, (2) well installation services and cementation products including casing installation services, torque monitoring, handling tools, power equipment, drilling with casing services and equipment, and cementing tools, and (3) fishing and intervention services including fishing services and equipment, thru tubing services and systems, casing exit systems, wireline services and multilateral systems, and (4) pipeline and specialty services including complete asset management programs.

- *Completion Systems* — This division provides: (1) cased hole systems, (2) liner systems, (3) flow control systems, (4) sand screens, including premium, pre-pack and wire wrap sand screens, (5) expandable sand screen (ESS™) systems, (6) expandable solid tubular systems for well remediation, with additional systems for well completion and well construction in development, and (7) intelligent completion technologies for the remote monitoring and control of well production.

- *Artificial Lift Systems* — This division is the only organization in the world that is able to provide all forms of artificial lift used primarily for the production of oil. These lift systems include: (1) progressing cavity pumps (PCPs), (2) reciprocating rod lift systems, (3) gas lift systems, (4) hydraulic lift systems, (5) electrical submersible pumps (ESPs), and (6) production optimization services and automation and monitoring of wellhead production. This division also provides screens for industrial applications.

In addition to the above operations, historically we operated a Compression Services Division and a Drilling Products Division. In February 2001, we completed the merger of essentially all of our Compression Services Division into a subsidiary of Universal Compression Holdings, Inc. in exchange for 13.75 million shares of Universal, or approximately 45% of Universal's outstanding common stock. In addition, in April 2000, we completed the spin-off to our shareholders of our Drilling Products Division through a distribution of the stock of our Grant Prideco, Inc. subsidiary. Grant Prideco's operations have been classified as discontinued in our financial statements.

The following is a summary of the markets we serve and our business strategies. We have also included a discussion of each of our divisions, including a description of our products and services offered and our competitors. Financial information regarding our segments and geographic results appears in the footnote entitled Segment Information in the Notes to Consolidated Financial Statements included in Item 8. Financial Statements and Supplementary Data.

References To Weatherford

When referring to Weatherford and using phrases such as "we" and "us," the intent is to refer to Weatherford International Ltd. and its subsidiaries as a whole or on a divisional basis depending on the context in which the statements are made.

Strategy

Our primary objective is to provide our shareholders with above average returns on their investment through income growth and asset appreciation. We seek to achieve this objective through the pursuit of strategic investments and technology opportunities that will enhance the long-term value of our company while improving the market shares, product and service offerings and profitability of our existing businesses.

Principal components of our growth strategy include the following:

- Further develop our game-changing technologically-advanced products and services that can minimize formation damage, optimize reservoir production and allow us to capitalize on important secular trends such as the maturation of the world's major hydrocarbon reserves, the growth of deepwater activity and an increasing tendency for the world to rely on international markets for world oil and gas production.
- Continue to enhance our existing products and services to maintain our leading position in the markets in which we operate.
- Leverage our worldwide infrastructure to introduce new and existing products and services, such as our underbalanced drilling, expandable tubular technology, optical sensing systems for intelligent well completions and production optimization systems for artificial lift.
- Pursue strategic acquisitions and combinations for long-term growth in new or existing markets.

Markets

We are a leading provider of equipment and services to the oil and gas exploration and production industry. Demand for our industry's services and products depends upon the number of oil and natural gas wells being drilled, the depth and drilling conditions of such wells, the number of well completions and the level of workover activity worldwide.

During the mid-1980's the drilling industry contracted sharply, correcting a condition of significant over capacity that existed in the supply of oilfield service and equipment. For the last 15 years (since 1987) the Baker Hughes global rig count has cycled up and down with factors such as world economic and political trends that influence supply and demand for energy, the price for oil and natural gas and the level of exploration and drilling for those commodities.

The majority of worldwide drilling activity, as measured by rig counts, has historically been concentrated in North America. Over time, activity in North America has become increasingly driven by natural gas consumption on the continent, particularly in the United States. The percentage of the United States rig count dedicated to natural gas drilling has increased from approximately 50% in the early 1990's to more than 80% in 2002. Canada has experienced a similar trend with rigs drilling for natural gas increasing from less than 40% five years ago to nearly 70% in 2002. A primary reason for the increasing emphasis on natural gas drilling is that North American gas wells have very high production decline rates, so that significant numbers of new wells need to be drilled over time to maintain ongoing natural gas production at desirable levels. In addition to this trend, an increasing amount of drilling and production activity is occurring in offshore environments, particularly in the Gulf of Mexico. Changes in the balance of energy demand and the supply of natural gas affects natural gas storage levels, commodity prices and the volatility of North American drilling activity. In 2002, the North American rig count averaged 1,097, 27% below the 2001 average but 34% above the low of the last 15 years, 816, which occurred in 1992.

Over the last decade, drilling and completion activity has grown faster in international markets than in North America. In 2002, approximately two-thirds of the worldwide drilling and completion expenditures occurred in international markets, according to Spears & Associates. Drilling activity outside North America tends to be less volatile than the North American market. Due to the significant investment and complexity surrounding international projects, drilling decisions relating to such projects tend to be evaluated and monitored with a longer-term perspective in regard to oil and natural gas pricing as most contracts span two to three years. Additionally, the international market is dominated by major oil companies and national oil companies, which tend to have longer-term objectives than the typical independent producer in North America. In the last 15 years, the non-North American rig count has cycled between a high of 1,032 in 1988 and a low of 588 in 1999. In 2002, the international rig count averaged 732. Since 1999, the international market has recovered slowly; however, we believe due to the mature age of and the decline of production in the North American oilfields, the geological future of the industry is in international markets.

Historically, the majority of our business was concentrated in the United States and Canada. Following the merger of EVI and Weatherford Enterra in 1998, we began a concerted program to expand our operations and shift more of our business internationally by utilizing the strength of our Drilling and Intervention Services Division's international presence to introduce new and existing products and services into these markets. Today, we operate in approximately 100 countries in the major oil and natural gas producing areas of North and Latin America, Europe, Africa, Russia, China, Southeast Asia and the Middle East. In 1998, our revenue split between North America and international was 64% North America, 36% international. In 2002 it was 47% North America, 53% international.

In 2002, our Drilling and Intervention Services Division generated 59% of its revenues from international activity and our Completion Systems Division generated approximately 61% of its revenues from the same regions. With the increasing importance of international oil production, these divisions continue to focus on growth in international markets.

Our Artificial Lift Systems Division depends principally on North American rotary and workover rig activity for oil production. It is estimated more than three-quarters of the world's producing oil wells require some form of artificial lift. In North America, the estimated number of producing oil wells requiring lift is closer to 90% and outside of North America the estimate is approximately 70%. In 2002, 62% of this division's revenues were from North America, significantly lower than 1998 when it was 90%.

Due to the maturity of the world's oil and gas reservoirs, the accelerating production decline rates and the change in focus to deepwater prospects, technology has become increasingly critical to the marketplace. Customers are testing, proving and seeking both incremental and game-changing technologies at an increasing rate. Technology is an important aspect of our products and services as it helps us provide our customers with more efficient, higher margin and more cost-effective tools to find and produce oil and gas. We have invested a substantial amount of our time and resources in building our technology offerings. We believe our new, more efficient and accurate products and services are among the best in the industry and enable our customers to reduce their costs of drilling and production and/or increase production rates.

Drilling and Intervention Services Division

Our Drilling and Intervention Services Division provides products and services used by oil and gas companies, drilling contractors and other service companies to explore for, drill for and produce oil and natural gas. We estimate about two-thirds of the products and services offered by this division are used in the initial drilling and completion of oil and gas wells. The remainder of the products and services are used in connection with the production phases of wells, including maintenance, re-drilling, re-completion and other remediation and well installations.

This division continues to focus on the secular growth of its underbalanced drilling services offerings. We also pursue strategic acquisitions for long-term growth and market expansion. During 2001, we expanded our international presence through the acquisition of Orwell Group Plc, an Aberdeen, Scotland-based company.

Products and Services Offered

The principal products and services provided by this division are drilling services and equipment, well installation services and cementing products, fishing and intervention services and pipeline and specialty services.

Drilling Services and Equipment

Our drilling services and equipment operations consist of a broad range of systems and products used during the drilling, completion and workover of oil and gas wells. These offerings include:

Proprietary and Other Drilling Equipment — We offer proprietary drilling equipment to our customers. These patented tools, including our drilling jars, rotating control heads and other pressure control equipment, as well as many of our fishing products, are manufactured by us. We also offer a broad selection of third-party manufactured rental equipment and tools for the drilling, completion and workover of oil and gas wells. We offer these tools to our customers, primarily operators and drilling contractors, on a rental basis, allowing the customer to utilize unique equipment without the cost of holding that equipment in inventory.

The rental of our proprietary and other equipment permits the equipment to be more efficiently used and allows us to receive value-added returns on the equipment. The breadth of our operations and locations allows us to manage and re-deploy our equipment to locations where the equipment is most needed.

Our proprietary and other drilling equipment and tools include:

- Drilling tools such as drill pipe, drill collars, heavy weight pipe and drilling jars.
- Fishing and downhole tools such as milling tools, casing cutters, fishing jars, spears and overshots, stabilizers, power swivels and bottom hole assemblies.
- Pressure control equipment such as blow-out preventers, high pressure valves, accumulators, adapters and choke and kill manifolds.
- Tubular handling equipment such as elevators, spiders, slips, tongs and kelly spinners.

Underbalanced Drilling Services — Underbalanced drilling (UBD) occurs when the bottom hole pressure exerted by the hydrostatic head of the drilling fluid column is less than the pressure of the formation being drilled. In underbalanced applications, the reservoir is able to flow while the drilling takes place and thereby protects the formation from damage by the drilling fluids. Traditional drilling methods utilize weighted drilling fluids that not only prevent the flow of hydrocarbons during drilling but permeate the formation, causing significant formation damage and limiting the flow of hydrocarbons. The advantages to underbalanced drilling include faster rates of drill bit penetration, reduction of formation damage that inhibits production rates and minimizing lost circulation and the need for costly stimulations. Underbalanced drilling is considered to be particularly desirable for drilling in older fields and reservoirs where the downhole pressure has declined. We believe many older fields and reservoirs cannot be economically drilled other than through the use of underbalanced drilling. Although currently less than 5% of the world's wells are drilled underbalanced, we estimate an increasing percentage, up to at least 20%, of the world's wells are likely to be drilled underbalanced during the next 5 to 10 years as familiarity with UBD systems and their production benefits grows.

We offer a complete suite of critical components for underbalanced drilling on a worldwide basis. These components include:

- *Surface Equipment* — Specially designed self-contained mobile or skid-mounted compression and membrane-nitrogen generation systems, rotating control heads to control well pressures while circulating drilling mediums during drilling, skid-mounted separators to separate oil, gas, drilling media and cuttings, choke manifolds and solids recovery systems.
- *Downhole Equipment* — High temperature motors, wireline steering tools, drill pipe, air rotary hammer drills, casing exit systems, downhole deployment valves and downhole data acquisition equipment.

- *Fluid Systems* — Air drilling systems, mist drilling systems, foam drilling systems, including our patented Trans-Foam® Recyclable Drilling Fluid System and aerated fluid drilling systems produced by our specialty chemical subsidiary, Clearwater.

- *Software/Engineering* — Engineering and software, including simulation modeling, candidate screening, corrosion mitigation, on-site engineering, data analysis and supervision.

Directional Drilling Services — Our Directional Drilling Services group provides drilling engineering services and mechanical drilling systems including measurement-while-drilling (MWD) services, downhole drilling motors, orienter sub assemblies, re-entry services and wireline guidance tools.

Well Installation Services and Cementing Products

Well Installation Services — These services consist of a wide variety of tubular connection and installation services for the drilling, completion and workover of an oil and gas well. We offer an integrated package of total tubular services management that allows our customers to receive all of their tubular handling, preparation, inspection, cleaning and wellsite installation needs from a single source. We are a leader in rig mechanization technology used for the installation of tubing and casing and offer various products and services to improve rig floor operations by reducing staffing requirements, increasing operational effectiveness and improving safety. We offer computerized torque monitoring and testing services to ensure the integrity of tubular connection makeup. We also specialize in critical service installations where operating conditions (such as offshore) and/or metallurgical characteristics call for specific handling technology. Finally, our well installation services include high-grade completion equipment installation services as well as cementation engineering services. Many of these services are provided in conjunction with our Completion Systems Division.

Cementing Products — Cementing operations are one of the most important and expensive phases in the completion of a well. We are the world's leading producer of specialized equipment that allows operators to centralize the casing of the well and control the displacement of cement and other fluids. Our cementing engineers also analyze complex wells and provide detailed recommendations to help optimize cementing results. Our cementing products group also works closely with our Completion Systems Division in designing integrated completion systems. Our cementing product line includes the following:

- *Centralizer Placement Software* — Software for calculating centralizer spacing for optimum standoff.

- *Centralizers* — A comprehensive range for varying applications and well conditions.

- *LoDRAG™ and LoTORQ™ Centralizers* — Mechanical friction-reduction systems for extended reach drilling and underpressured conditions where differential sticking risk is high.

- *Drilling with Casing (DwC™)* — A technique that uses casing as the drillstring by attaching the DrillShoe™ drillable drill bits directly to the casing.

- *Flow Enhancement Tools* — Tools that improve cement flow.

- *Float Equipment* — Drillable shoes and collars with float valves that provide higher flow rates.

- *Other Equipment* — Cement baskets, guide shoes, retainers and bridge plugs, multiple stage tools and cementing plugs.

Fishing & Intervention Services

Our fishing and intervention services operations consist of the following:

Fishing Services — Fishing services are provided through teams of experienced fishing tool supervisors and a comprehensive line of fishing tools. Our teams provide conventional fishing services such as removing wellbore obstructions including lost equipment, tools, drill string segments and other debris that become caught during the drilling and completion of new wells. Specialty fishing tools required in these activities include fishing jars, milling tools, casing cutters, overshots and spears. Fishing services offers conventional and advanced casing exit systems that allow sidetrack and lateral drilling solutions for customers who either cannot proceed down the original well track or want to drill lateral wells from the main or parent wellbore. In addition, advanced multilateral systems are provided, including selective reentry systems (SRS™) that allow numerous sidetracks from parent wellbores, pre-milled windows utilizing patented "key way" technology and advanced multilateral junction solutions. Fishing services also provides well patches and extensive plug and abandonment services.

Intervention Services — Intervention services includes wireline systems and services for completion activities, mechanical services, logging services, casing and tubing evaluation, production logging, perforating and pipe recovery. Intervention Services also provides thru-tubing services used in well re-entry activity that allow operators to perform complex drilling, completion and cementing activities from existing wellbores without removing existing production systems. Thru-tubing services and products include drilling motors, casing exits, fishing and milling, zonal isolation and other well remediation services.

Pipeline and Specialty Services

Pipeline and Specialty Services — Our pipeline and specialty services provide a range of services covering the lifespan of a pipeline. These services use pipeline asset management programs, patented chemical solutions and tested engineering methodology. Services include site management, pre-commissioning, hook-up, commissioning, turnkey operation support, hydrostatic testing and de-watering, gauging and cleaning and chemical solutions for build-up problems.

Competition

Our Drilling and Intervention Services Division's products and services are provided worldwide, and we compete in a variety of distinct segments with a number of competitors. Our major competitors are Baker Hughes, Halliburton, Schlumberger, Smith International and BJ Services. We also compete with Precision Drilling, Franks International and other regional suppliers that provide a limited range of equipment and services tailored for local markets. Competition is based on a number of factors including performance, safety, quality, reliability, service, price, response time and in some cases, breadth of products. We believe we are the industry leader in underbalanced drilling, and one of the largest providers of drilling products, cementing products and well installation services in the world.

Completion Systems Division

In 1999, we formed our Completion Systems Division to focus on providing our customers with a comprehensive offering of completion products as well as engineered and integrated completion systems for oil and gas fields. From 2000 through 2002, we expanded this division's worldwide sales and service capabilities throughout our global footprint and expanded the operating range and sophistication of its product offering. We also continued our secular growth strategy through the ongoing development and commercialization of our line of expandable completion products. Since introduction in 1999, more than 20 miles of our initial expandables product offering, the Expandable Sand Screen (ESS™), has been installed in more than 150 wells.

In 2001, we made strategic acquisitions of Johnson Screens and CiDRA's Optical Sensing business to expand the breadth of our product offerings and to obtain new technologically-advanced value-added products. The acquisition of Johnson increased our manufacturing capabilities and presence in global oil and gas well screen markets. Johnson has a dominant brand name and is a leader in screen technology. The acquisition of CiDRA added fiber optic sensing to our intelligent well offerings. CiDRA's technology can measure pressure, temperature, flow, phase fraction and seismic activity. Weatherford's first optical 4-D seismic sensing system, utilizing CiDRA technology, was installed in December 2002.

In March 2002, we signed agreements with Shell Technology Ventures for the global licensing of their expandable solid tubular intellectual property and access to the U.S. market for use of our ESS. Shell and Weatherford have been at the forefront of developing expandable technology since the mid-1990's.

Products and Services Offered

New technologies offered by this division are expandable systems and intelligent wells. In addition to these game-changing technologies, we have one of the most comprehensive completion offerings available, including cased hole systems, liner systems, well screens and flow control and tool string. The Completion Systems Division has a comprehensive set of systems for the completion market including:

Cased Hole Systems

These systems are incorporated into the tubing string used to transport hydrocarbons from the reservoir to the surface. We offer a wide range of devices used to enhance the safety and functionality of the production string, including permanent and retrievable packer systems, sub-surface safety systems, specialized downhole isolation valves and associated servicing equipment.

Liner Systems

Liner hangers allow strings of casing to be suspended within a wellbore without having to extend the string to the surface, and are used to isolate production zones and formations. Most directional wells include one or more liners because of the difficulty of designing casing programs compatible with high tensile tubulars. We offer both drilling and production liner hangers. Drilling liners are used to isolate areas within the well during drilling operations. Production liners are used in the producing area of the well to support the wellbore and to isolate various sections of the well. We also offer expandable slotted liners designed to reduce cost and improve production. Our inflatable packer product line includes annulus casing packers, inflatable production packers and inflatable straddle packer assemblies. We also offer specialized high pressure, high temperature, high performance inflatable thru-tubing and completion packers.

Well Screens

Conventional sand screen products are used in the fluid-solid separation processes and have a variety of product applications. Our primary application of well screens is for the control of sand in unconsolidated formations. Sand production often results in premature failure of artificial lift and other downhole and surface equipment and can obstruct the flow of oil and gas. We offer premium, pre-pack and wire-wrap sand screens.

Expandable Sand Screens (ESS™)

Our ESS Systems are proprietary step-change sand control devices that reduce cost and improve production. The ESS consists of three layers including slotted base pipe, filtration screens and an outer protective shroud. The ESS can be expanded utilizing a fixed cone and/or Weatherford's proprietary rotary expansion systems which enable the ESS to be compliant with the walls of the well thus stabilizing the wellbore and aiding productivity. Weatherford's rotary systems utilize positive displacement motor technology and can be deployed on drill pipe or coiled tubing. The ESS can replace complex gravel packing techniques in many sand control situations.

Solid Tubular Expandable Technologies

Proprietary expandable tools are also being developed for downhole solid tubular applications in well remediation, well completion and well construction. Solid tubular expandable products at Weatherford include the Expandable Liner Hangers (ELH™), used to create liners and seals, and Metal Skin™, used for well cladding to cut off zones, retro-fit corroded section of casing and strengthen existing casing. Solid Tubular Expandables utilize both fixed cone and our compliant roller expansion technology. Weatherford also expects to commercialize additional solid expandable applications during 2003 and 2004 for well construction purposes, including Optiwell™ and monobore applications. Both Optiwell and monobore systems will allow significant cost reductions in the form of a reduction in consumables for drilling and completion of the wells (fewer drill bit sizes, less drilling fluid, less casing, etc), smaller rig platforms and reduced cuttings removal needs. The benefits are derived because of expandable technologies' potential to significantly reduce or eliminate the reverse-telescoping technique used historically for well design.

Intelligent Completion Technology

Intelligent completion systems allow operators to remotely monitor the pressure, temperature, flow and phase fraction and seismic activity of a well. They also permit the control of various downhole components, such as valves and chokes. These products, when combined with production packers, permit the management of different sections of a well to optimize and coordinate production. These devices can also eliminate the need for wireline and coiled tubing because they can be operated from the surface. Advanced sensing systems that enable 4-D seismic monitoring of reservoirs, or the ability to measure reservoir performance over time, have been developed. Weatherford's first system was installed in December 2002.

Flow Control and Tool String

Flow control systems include completion and intervention equipment that provide the ability to manage production throughout the life of the well. Our flow control systems include standard flow control products such as nipples, locks, running and pulling tools, plugs and rolling systems. We also offer comprehensive engineering, design and installation capabilities.

Competition

In our Completion Systems Division, our principal competitors are Baker Hughes, Halliburton and Schlumberger. We also compete with various smaller providers of completion equipment. Technological innovation, quality of service, industry reputation and price are the principal methods of competition. We believe we are the third largest provider of completion equipment in the world.

Artificial Lift Systems Division

Artificial lift systems are installed in oil wells that do not have sufficient reservoir pressure to raise the oil to the surface or that need to supplement the natural reservoir pressures to produce oil from the well. We believe we are the leading provider of artificial lift systems worldwide. We also believe we have a competitive advantage as the only provider of all forms of lift and as the only supplier of customized production solutions.

One of our technology initiatives, production optimization systems or intelligent lift, provides powerful benefits to our customers for lowering operating and capital costs and improving rates of production. During 2001, we made key technology acquisitions to further complement our intelligent lift systems. Today, the complete optimization system allows remote monitoring of reservoir production and equipment performance as well as the ability to remotely adjust production and systems operation.

Our Artificial Lift Systems Division is also continuing to focus on expanding our share of the electrical submersible pumps market through supplier alliances and the development of our own proprietary electrical submersible pumping (ESP) units. Our first Weatherford-designed ESP's were sold during 2002.

Products and Services Offered

There are six principal types of artificial lift technologies used in the industry. We are the only company in the world able to provide all forms of lift including progressing cavity pumps, reciprocating rod and gas lift systems, electrical submersible pumps, hydraulic and other lift systems. This division also offers production optimization systems.

Progressing Cavity Pumps

A progressing cavity pump (PCP) is a downhole pump controlled by an above-ground electric motor system connected to the downhole pump via sucker rods for the production of oil. These pumps are among the most operationally efficient and are designed to work in wells of depths up to 6,000 feet and production between 10 to 4,500 barrels of oil per day. We are also developing high temperature progressing cavity pumps for steam assisted gravity drilling ("SAGD") applications. PCP's have had particular success in heavy oil producing basins around the world.

Reciprocating Rod Lift Systems

A reciprocating rod lift system is an artificial lift pumping system that uses an above-ground mechanical unit connected to a sucker rod and a downhole pump. It uses an up and down suction process to lift the oil from the reservoir. Reciprocating lift is used primarily for the production of oil from wells of depths up to 14,000 feet and production rates from 20 to 8,000 barrels per day. Reciprocating lift systems are generally more expensive to install than other systems but less costly to operate. We offer a complete package of products for rod lift applications ranging from traditional pump jacks to the state-of-the-art RotaFlex® long stroke pumping unit, as well as all downhole components, including the Corod® continuous sucker rod, traditional sucker rods and tubing anchors.

Gas Lift Systems

Gas lift is a form of artificial lift that uses natural gas to lift oil in a producing reservoir to the surface. The process of gas lift involves the injection of natural gas into the well through an above-ground injection system and a series of downhole mandrels and gas lift valves. The gas injected into the system is either produced from and reinjected into the well, or is injected from gas produced from nearby wells. The injected gas acts as the lifting agent for the heavier oil. Gas lift systems are used primarily for offshore wells and those wells that have a high component of gas in the well or have a gas supply near the well. Gas lift systems are designed to operate at depths up to 15,000 feet with volumes up to 20,000 barrels of oil per day.

Electrical Submersible Pumps

An electrical submersible pump (ESP) is an electric pump and motor placed downhole near the producing reservoir that is driven by an electric motor controller and supply system above ground. Electrical submersible pumps are designed to operate at depths of 9,000 to 12,000 feet with volumes from 800 to 20,000 barrels per day. Prior to 1999, we had not been a provider of electrical submersible pumps to the industry. In 1999, we entered into an alliance with Electrical Submersible Pumps, Inc., the world's third largest supplier of this type of pump, to supply us with electrical submersible pumps and to distribute them in selected markets. In 2002, we began manufacturing and distributing our own proprietary line of ESP's.

Hydraulic Lift Systems

Hydraulic lift is a form of oil pumping system that uses an above-ground surface power unit to operate a downhole hydraulic pump (jet or piston) to lift oil from the reservoir. These systems are designed for wells at depths up to 20,000 feet with volumes up to 15,000 barrels per day. Hydraulic pumps are well-suited for wells with high volumes and low solids.

Other Lift Systems

We also offer other forms of lift such as "plunger lift." Plunger lift is the only artificial lift system that requires no assistance from outside energy sources. The typical system consists of a plunger (or piston), top and bottom bumper springs, a lubricator and a surface controller. The plunger cycles between the top and bottom bumper springs. As it travels to the surface, it creates a solid interface between the lifted gas below and produced fluid above to maximize lift energy. The travel cycle is controlled by a surface controller. Plunger lift is a low cost, easily maintained method of lift. It is particularly useful for dewatering gas wells and increasing production from wells with emulsion problems. Plunger lift also keeps wells free of paraffin and other tubing deposit problems and can be used to produce a well to depletion.

Production Optimization Systems

Our Artificial Lift Systems Division was one of the first organizations to provide complete artificial lift well optimization services and products. These services include software and instrumentation that allow the customer to remotely monitor and control wells and optimize field production from a central location. To further develop this service, we entered into alliance agreements and purchased key complementary technologies during 2001. We believe this product offering will benefit the customer with substantial cost savings while improving returns.

Johnson Screens

The Artificial Lift Systems Division also operates the water well and industrial screen business of Johnson, which was acquired in 2001. Johnson's downhole oil and gas well screen products have been integrated into our Completion Systems Division. Served markets include water well, petrochemical, polymer/extrusion, mining and general industrial applications.

Gas Services International

Gas Services International (GSI) is a unit of Artificial Lift Systems Division, which offers total process system solutions for all aspects of natural gas production, including compression, processing and offshore floating production systems. GSI is located in Singapore and primarily services the Asia Pacific and Middle East regions.

Competition

We primarily compete with Baker Hughes, Schlumberger, Robbins & Myers and Harbison Fischer. We also compete with Lufkin, National-Oilwell and Dover Corporation. The principal methods of competition are performance, quality, reliability, service and technological innovation. We believe we are the world's largest provider of progressing cavity pumps, reciprocating rod lift pump systems and hydraulic lift systems and are the only fully integrated provider of all lift systems.

Compression Services Division

In February 2001, we completed the merger of essentially all of our Compression Services Division into a subsidiary of Universal Compression Holdings, Inc. in exchange for 13.75 million shares of Universal common stock. Our Compression Services Division prior to the merger, was operated as a joint venture between us and GE Capital. We owned 64% of the venture and GE Capital owned 36%. In connection with the merger, we acquired GE Capital's 36% interest. We retained part of the Compression Services Division, namely the Singapore-based Gas Services International operations. We also retained $10.0 million in accounts receivable.

Prior to the Universal merger, our Compression Services Division offered the following products and services: rental, packaging and sales of natural gas compressors, custom-designed compression systems, maintenance and reconditioning services and select services such as repair services.

Discontinued Operations — Grant Prideco

Our Grant Prideco Drilling Products Division is classified as a discontinued operation in light of our spin-off of this division to our shareholders in April 2000. Grant Prideco is an international manufacturer and supplier of products used for the exploration and production of oil and gas.

Properties

Our operations are conducted in over 100 countries. We currently have more than 85 manufacturing facilities and approximately 540 sales, service and distribution locations throughout the world. The following table describes the material facilities owned or leased by us as of December 31, 2002:

Location	Facility Size (Sq. Ft.)	Property Size (Acres)	Tenure	Principal Services and Products Offered or Manufactured
Drilling & Intervention Services:				
Pearland, Texas	261,927	60.64	Owned	Fishing, drilling equipment, pipe
Dubai, UAE	252,378	5.79	Leased	Underbalanced services and machine shop
Houma, Louisiana	175,000	13.00	Owned	Cementing products
Forus, Norway(1)	153,654	11.40	Leased	Downhole services, well installation services, drilling equipment, thru tubing, cementing, fishing, re-entry, well intervention, completion systems
Nisku, Alberta, Canada	149,193	27.79	Owned	Drilling equipment, fishing, wireline, underbalanced services
Houston, Texas(1)	145,650	24.18	Owned	Research and development
Songkhla, Thailand	124,430	2.86	Leased	Well installation services, fishing
Perth, Australia(1)	120,760	2.55	Leased	Well installation services, fishing, drilling equipment, completion systems
Shekou, China(1)	100,518	2.31	Leased	Fishing, drilling equipment, well installation services, liner hangers, expandables, cased hole
Loyang, Singapore(1)	93,947	2.16	Leased	Fishing, drilling equipment, well installation services, cementing, completion systems
Corpus Christi, Texas	78,262	8.20	Owned	Fishing and rotating heads
Jakarta, Indonesia(1)	73,205	1.70	Leased	Fishing and drilling equipment, completion systems
Ventura, California	72,332	4.53	Leased	Power tong equipment and well service work-over equipment
Langenhagen, Germany(1)	71,834	3.41	Leased	Power and mechanized equipment, control systems, cementing products, completion systems and research and development
Darwin, Australia	71,688	1.65	Leased	Well installation services, fishing, drilling equipment
Houston, Texas	71,242	14.55	Owned	Directional drilling, jar repair, MWD guidance systems
Casper, Wyoming	63,150	9.53	Owned	Fishing, drilling equipment, rotating heads
Completion Systems:				
Houston, Texas	130,000	14.00	Owned	Sand screens
Dyce, Scotland	125,000	2.87	Leased	Expandable slotted tubulars
Huntsville, Texas	112,648	20.00	Owned	Liner hangers, packers, completion systems
Caxias do Sul, Brazil	82,980	17.49	Owned	Packers
Scott, Louisiana	76,763	8.00	Owned	Tools for flow control, cased hole, safety valves

Location	Facility Size (Sq. Ft.)	Property Size (Acres)	Tenure	Principal Services and Products Offered or Manufactured
New Iberia, Louisiana	65,580	18.80	Owned	Liner hangers, sand screens, completion systems
Celbridge, Ireland	64,000	5.00	Owned	Sand screens
Arbroath, Scotland	62,818	2.70	Leased	Liner hangers, flow control, packers
Artificial Lift Systems:				
New Brighton, Minnesota	178,668	36.58	Owned	Water well and industrial screens
Brisbane, Australia	136,000	4.04	Leased	Water well and industrial screens
Woodward, Oklahoma	118,000	49.58	Leased	Reciprocating rod and hydraulic lift
Singapore, Singapore	114,895	2.64	Leased	Fabrication, packaging and engineering of compressors
Greenville, Texas	110,000	7.00	Owned	Reciprocating rod lift
Edmonton, Alberta, Canada	108,797	11.34	Owned	Reciprocating rod lift, progressing cavity pumps
Nisku, Alberta, Canada	104,000	7.40	Owned	Reciprocating rod lift
New Castle, Australia	99,000	11.27	Owned	Mining and urethane screens
Odessa, Texas	92,840	6.75	Owned	Reciprocating rod lift
Sao Leopoldo, Brazil	86,100	17.00	Owned	Progressing cavity pumps
Lloydminster, Alberta, Canada	77,700	6.81	Owned	Progressing cavity pumps
Longview, Texas	72,997	17.59	Owned	Reciprocating rod lift
Availles-en-Chatellerault, France	72,656	9.88	Leased	Screen fabrication
Rio Tercero, Argentina	64,583	7.40	Owned	Reciprocating rod and gas lift
Kingwood, Texas	63,710	10.47	Leased	Well optimization equipment
Corporate:				
Houston, Texas	230,777	—	Leased	Corporate offices

(1) Facility is shared by our Drilling and Intervention Services Division and Completion Systems Division.

Other Business Data

Raw Materials

We purchase a wide variety of raw materials as well as parts and components made by other manufacturers and suppliers for use in our manufacturing. Many of the products sold by us are manufactured by other parties. We are not dependent on any single source of supply for any of our raw materials or purchased components; however, the loss of one or more of our suppliers in our Artificial Lift Systems Division could disrupt production for some time.

Customers and Backlog

Our principal customers consist of major and independent oil and natural gas producing companies. During 2002, 2001 and 2000, none of our customers accounted for more than 10% of consolidated revenues.

Our backlog consists of customer orders for which a purchase order has been received, satisfactory credit arrangements exist and delivery is scheduled. The respective sales backlog for our completion products and our artificial lift systems and products were approximately $25 million and $64 million as of January 2003 and approximately $44 million and $85 million for the comparable period in the prior year. All backlog is expected to be shipped during 2003. Our Drilling and Intervention Services Division does not have backlog as it is primarily service related.

Research, Development and Patents

We maintain world-class technology and training centers in Houston, Texas and Aberdeen, Scotland whose activities are focused on improving existing products and services and developing new technologies to meet customer demands for improved drilling performance and enhanced reservoir productivity. Our expenditures for research and development totaled $79.6 million in 2002, $50.8 million in 2001 and $43.0 million in 2000.

As many areas of our business rely on patents and proprietary technology, we have followed a policy of seeking patent protection both inside and outside the United States for products and methods that appear to have commercial significance. In the United States, we currently have 499 patents issued and over 275 pending. We have 891 foreign patents issued and over 725 pending. We amortize patents over the years expected to be benefited, ranging from 5 to 20 years.

Many of our patents provide us with competitive advantages in our markets. Important patented products and technologies include (1) our expandable slotted and solid tubular products, many of which are sold pursuant to a license from Shell, (2) our underbalanced drilling products and services, including our "Virtual Riser" offshore pressure control system, Williams high pressure rotating heads, internal riser rotating control head for deepwater drilling and our chemicals and foam technology and (3) fiber optic sensing systems for intelligent completion systems.

Although in the aggregate our patents are of considerable importance to the manufacturing and marketing of many of our products, we do not believe that the loss of one or more of our patents would have a material adverse effect on our business.

Seasonality

Weather and natural phenomena can temporarily affect the sale and performance of our products and services. Spring months in Canada tend to affect operations negatively, but the widespread geographical locations of our operations serve to mitigate the impact of the seasonal nature of our business.

Insurance

We currently carry a variety of insurance for our operations. We are partially self-insured for certain claims in amounts we believe to be customary and reasonable.

Although we believe we currently maintain insurance coverage adequate for the risks involved, there is always a risk our insurance may not be sufficient to cover any particular loss or that our insurance may not cover all losses. For example, while we maintain product liability insurance, this type of insurance is limited in coverage and it is possible an adverse claim could arise in excess of our coverage. Finally, insurance rates have in the past been subject to wide fluctuation, and changes in coverage and changes in the insurance industry will likely result in increases in our cost and higher deductibles and retentions.

Federal Regulation and Environmental Matters

Our operations are subject to federal, state and local laws and regulations relating to the energy industry in general and the environment in particular. Environmental laws have, in recent years, become more stringent and have generally sought to impose greater liability on a larger number of potentially responsible parties. While we are not currently aware of any situation involving an environmental claim that would likely have a material adverse effect on our business, it is always possible that an environmental claim with respect to one or more of our current businesses or a business or property that one of our predecessors owned or used could arise that could have a material adverse effect.

In August 2001, we paid $131,182 to the EPA to settle as a de minimus party to the Casmailia, California Superfund Site. In September 2001, we were notified by the Texas Natural Resource Conservation Commission ("TNRCC") that we were named as a party to the Voda Petroleum site in Clarksville City,

Texas. This matter is in the preliminary stages and based on the information provided by the TNRCC, it appears that we will be a de minimus party.

Our expenditures during 2002 to comply with environmental laws and regulations were not material, and we currently expect the cost of compliance with environmental laws and regulations for 2003 also will not be material.

Employees

We currently employ approximately 15,700 employees. Certain of our foreign operations are subject to union contracts. These contracts, however, cover less than one percent of our employees. We believe that our relationship with our employees is generally satisfactory.

Forward-Looking Statements

This report as well as other filings made by us with the Securities and Exchange Commission ("SEC") and our releases issued to the public contain various statements relating to future results, including certain projections and business trends. We believe these statements constitute "Forward-Looking Statements" as defined in the Private Securities Litigation Reform Act of 1995.

From time to time, we update the various factors we consider in making our forward-looking statements and the assumptions we use in those statements. The following sets forth an update of the various assumptions we use in our forward-looking statements, as well as risks and uncertainties relating to those statements. Certain of the risks and uncertainties may cause actual results to be materially different from projected results contained in forward-looking statements in this report and in our other disclosures. These risks and uncertainties include, but are not limited to, those described in "Risk Factors" below and the following:

- *A downturn in market conditions could affect projected results.* Any material changes in oil and gas supply and demand, oil and gas prices, rig count or other market trends would affect our results and would likely affect the forward-looking information provided by us. The oil and gas industry is extremely volatile and subject to change based on political and economic factors outside our control. Through the beginning of 2002, there was a general decrease in prices for oil and natural gas, reflecting diminished demand attributable to political and economic issues. In the latter part of 2002, there was an increase of prices for oil and natural gas. However, with exception of Canada, which experienced a seasonal increase in drilling activity, producers did not increase drilling due to the political and economic uncertainty. If an extended regional and/or worldwide recession would occur, it would result in even lower demand and lower prices for oil and gas, which would adversely affect our revenues and income. At this time, we have assumed increases in worldwide demand will be modest throughout the first half of 2003.

- *Our results are dependent upon our ability to react to the current market environment.* During the fourth quarter of 2001 and throughout 2002, we implemented a number of programs intended to reduce costs and align our cost structure with the current market environment. Our forward-looking statements assume these measures will generate the savings expected and, if the markets continue to decline, any additional actions we pursue will be adequate to achieve the desired savings.

- *A material disruption in our manufacturing could adversely affect some divisions of our business.* Our forward-looking statements assume any manufacturing expansion and consolidation will be completed without material disruptions. If there are disruptions or excess costs associated with manufacturing changes, our results could be adversely affected.

- *Our success is dependent upon the integration of acquisitions.* We have consummated acquisitions of several product lines and businesses. The success of our acquisitions will be dependent on our ability to integrate the product lines and businesses with our existing businesses and eliminate duplicative costs. We incur various duplicative costs during the integration of the operations of acquired businesses into our operations. Our forward-looking statements assume the successful integration of the operations of the acquired businesses; however, there can be no assurance that the expected benefits of these acquisitions will materialize. Integration of acquisitions is something that cannot occur in the short-term and that requires constant effort at the local level to be successful. Accordingly, there can be no assurance as to the ultimate success of these integration efforts.

- *Our long-term growth is dependent upon technological advances.* Our ability to deliver our long-term growth strategy is dependent in part on the commercialization of new technology. A central aspect of our growth strategy is to innovate our products and services, to obtain technologically advanced products through internal research and development and/or acquisitions, and to expand the markets for new technology through leverage of our worldwide infrastructure. Key to our success will be our ability to commercialize the technology that we have acquired and demonstrate the enhanced value that our technology brings to our customers' operations. Our major technological advances include, but are not limited to, those related to underbalanced drilling, expandable well construction and intelligent well completion. Our forward-looking statements have assumed successful commercialization of and above-average growth from these new products and services.

- *Nonrealization of expected benefits from our corporate reorganization could affect our projected results.* An inability to realize expected benefits of the reorganization within the anticipated time frame, or at all, would likely affect the financial benefit of our corporate reorganization.

- *A decline in the fair value of our investment in Universal that is other than temporary would adversely affect our projected results.* In the third quarter of 2002, we determined the decline in Universal's stock price was other than temporary and recorded a write-down in the carrying value of the investment. In connection with the reduction in the carrying value, we recognized a tax benefit related to the difference between the book carrying value and the tax basis of the investment. We can make no assurances that there will not be a decline in value of our investment in Universal or that any such decline would be temporary. Any decline may result in a write-down in the carrying value of our investment in Universal and would adversely affect our results.

- *The cyclical nature of or a prolonged downturn in our industry could affect the carrying value of our goodwill.* As of December 31, 2002, we had approximately $1.5 billion of goodwill. Our estimates of the value of our goodwill could be reduced in the future as a result of various factors in or beyond our control. Any reduction in the value of our goodwill may result in an impairment charge and therefore adversely affect our results.

- *Currency fluctuations could have a material adverse financial impact on our business.* A material decline in currency rates in our markets could affect our future results as well as affect the carrying values of our assets. World currencies have been subject to much volatility. Our forward-looking statements assume no material impact from future changes in currencies.

- *Political disturbances, war, or terrorist attacks and changes in global trade policies could adversely impact our operations.* We have assumed there will be no material political disturbances, war, or terrorist attacks and there will be no material changes in global trade policies. On October 11, 2002, the U.S. Congress passed a resolution authorizing the President of the United States to use the armed forces of the United States as he determines necessary and appropriate in order to (1) defend the national security of the United States against the continuing threat posed by Iraq and (2) enforce all relevant United Nation Security Council resolutions regarding Iraq. Any military action undertaken by the United States or other countries against Iraq could adversely affect our results of operations.

Finally, our future results will depend upon various other risks and uncertainties, including, but not limited to, those detailed in our other filings with the SEC. For additional information regarding risks and uncertainties, see our other current filings with the SEC under the Securities Exchange Act of 1934, as amended, and the Securities Act of 1933, as amended, available free of charge at the SEC's website at *www.sec.gov*. We will generally update our assumptions in our filings as circumstances require.

Risk Factors

An investment in our common shares involves various risks. When considering an investment in our company, you should consider carefully all of the risk factors described below, as well as other information included and incorporated by reference in this report.

Low oil and gas prices adversely affect demand for our products and services.

Low oil and gas prices adversely affect demand throughout the oil and natural gas industry, including the demand for our products and services. As prices decline, we are affected in two significant ways. First, the funds available to our customers for the purchase of goods and services decline. Second, exploration and drilling activity declines as marginally profitable projects become uneconomic and are either delayed or eliminated. Accordingly, when oil and gas prices are relatively low, our revenues and income will be adversely affected.

The market price of our common shares may fluctuate.

Historically, the market price of common shares of companies engaged in the oil and gas industry has been highly volatile. Likewise, the market price of our common shares has varied significantly in the past. News announcements and changes in oil and natural gas prices, changes in the demand for oil and natural gas exploration and changes in the supply and demand for oil and natural gas have all been factors, among others, that have affected the price of our common shares.

We have significant foreign operations that would be adversely impacted in the event of war, political disruption, civil disturbance and changes in global trade policies.

Like most multinational oilfield service companies, we have operations in certain international areas, including parts of the Middle East, North and West Africa, Latin America, the Asia-Pacific region and the Commonwealth of Independent States that are inherently subject to risks of war, political disruption, civil disturbance and changes in global trade policies that may:

- disrupt oil and gas exploration and production activities;
- negatively impact results of operations;
- restrict the movement and exchange of funds;
- inhibit our ability to collect receivables;
- lead to U.S. government or international sanctions; and
- limit access to markets for periods of time.

Our significant operations in foreign countries expose us to currency fluctuation risks.

Approximately 30.0% of our net assets are located outside the U.S. and are carried on our books in local currencies. Changes in those currencies in relation to the U.S. dollar result in translation adjustments, which are reflected as accumulated other comprehensive loss in the shareholders' equity section on our Consolidated Balance Sheets. We recognize remeasurement and transactional gains and losses on currencies in our Consolidated Statements of Operations. Such remeasurement and transactional losses may adversely impact our results of operations.

In certain foreign countries a component of our cost structure is U.S. dollar denominated, whereas our revenues are partially local currency based; therefore, a devaluation of the local currency would adversely impact our operating margins.

Customer credit risks could result in losses.

The concentration of our customers in the energy industry may impact our overall exposure to credit risk, in that customers may be similarly affected by prolonged changes in economic and industry conditions. We perform ongoing credit evaluations of our customers and do not generally require collateral in support of our trade receivables. While we maintain reserves for potential credit losses, we cannot assure such reserves will be sufficient to meet write-offs of uncollectible receivables or our losses from such receivables will be consistent with our expectations.

Uninsured judgments or a rise in insurance premiums could adversely impact our results.

Although we maintain insurance to cover potential claims and losses, we could become subject to a judgment for which we are not adequately insured. Additionally, the recent terrorist attacks that occurred in the U.S., as well as other factors, have generally increased the cost of insurance for companies, including ours. Significant increases in the cost of our insurance and more restrictive coverages may adversely impact our results of operations.

Uninsured claims and litigation could adversely impact our results.

In the ordinary course of business, we become the subject of various claims and litigation. We maintain insurance to cover many of our potential losses and we are subject to various self-retentions and deductibles with respect to our insurance. Although we are subject to various ongoing items of litigation, we do not believe any of the items of litigation we are currently subject to will result in any material uninsured losses to us. However, it is possible an unexpected judgment could be rendered against us in cases in which we could be uninsured and beyond the amounts we currently have reserved or anticipate incurring.

We are also subject to various federal, state and local laws and regulations relating to the energy industry in general and the environment in particular. Environmental laws have in recent years become more stringent and have generally sought to impose greater liability on a larger number of potentially responsible parties. While we are not currently aware of any situation involving an environmental claim which would likely have a material adverse effect on our business, it is always possible that an environmental claim with respect to one or more of our current businesses or a business or property that one of our predecessors owned or used could arise and could involve the expenditure of a material amount of funds.

Changes in tax laws could adversely impact our results.

On June 26, 2002, the stockholders and Board of Directors of Weatherford International, Inc. approved our corporate reorganization, and Weatherford International Ltd., a newly formed Bermuda company, became the parent holding company of Weatherford International, Inc. Our expectations as to the tax benefits that could result from our reorganization were based upon laws in effect at the time of the reorganization. Legislation proposed after we began to develop a reorganization plan, including legislation that has been recently introduced, has included items that could, if enacted, restrict or eliminate our ability to realize anticipated tax benefits. Changes in tax laws, tax treaties or tax regulations or the interpretation or enforcement thereof or differing interpretation or enforcement of applicable law by the U.S. Internal Revenue Service or other taxing authorities could adversely impact our ability to realize tax benefits from our reorganization and adversely impact our results.

A terrorist attack could have a material adverse effect on our businesses.

The terrorist attacks that took place in the U.S. on September 11, 2001 were unprecedented events that have created many economic and political uncertainties, some of which may materially impact our businesses. The potential for future terrorist attacks, the national and international responses to terrorist attacks, and other acts of war or hostility have created many economic and political uncertainties, which could adversely affect our businesses.

Item 2. *Properties*

See Item 1. Business — Properties on page 11 of this report, which is incorporated by reference into this item.

Item 3. *Legal Proceedings*

In the ordinary course of business, we become the subject of various claims and litigation. We maintain insurance to cover many of our potential losses, and we are subject to various self-retention and deductibles with respect to our insurance.

See Item 1. Business — Other Business Data — Federal Regulations and Environmental Matters on page 13 of this report, which is incorporated by reference into this item.

Although we are subject to various ongoing items of litigation, we do not believe any of the items of litigation to which we are currently subject will result in any material uninsured losses to us. It is possible, however, an unexpected judgment could be rendered against us in the cases in which we are involved that could be uninsured and beyond the amounts we currently have reserved.

Item 4. *Submission of Matters to a Vote of Security Holders*

No matters were submitted to a vote of shareholders of the Company during the fourth quarter of the year ended December 31, 2002.

PART II

Item 5. *Market for Registrant's Common Equity and Related Shareholder Matters*

Our common shares are traded on the New York Stock Exchange under the symbol "WFT." As of March 10, 2003, there were 1,384 shareholders of record. Additionally, there were 1,792 stockholders of Weatherford Inc. as of the same date who had not yet exchanged their shares. The following table sets forth, for the periods indicated, the range of high and low sales prices per common share as reported on the New York Stock Exchange.

	Price	
	High	Low
Year ending December 31, 2002		
First Quarter	$49.80	$32.55
Second Quarter(a)	54.25	42.73
Third Quarter	45.19	33.10
Fourth Quarter	43.70	34.86
Year ending December 31, 2001		
First Quarter	$58.95	$42.31
Second Quarter	60.35	44.40
Third Quarter	48.25	22.71
Fourth Quarter	39.15	24.21

(a) On June 26, 2002 Weatherford International Ltd. became the parent holding company of Weatherford International, Inc. as a result of a corporate reorganization. Each share of common stock of Weatherford International, Inc. automatically converted into the right to receive a common share of Weatherford International Ltd. Thus, the stockholders of Weatherford International, Inc. became the shareholders of Weatherford International Ltd.

On March 10, 2003, the closing sales price of our common shares as reported by the New York Stock Exchange was $38.65 per share. We have not declared or paid cash dividends on our common shares since 1984 and we do not currently anticipate paying cash dividends on our common shares at any time in the foreseeable future.

In addition to our common shares, we currently have certain convertible securities outstanding. Weatherford Inc.'s $402.5 million principal amount in 5% Convertible Subordinated Preferred Equivalent Debentures due 2027 have the following material terms:

- Mature on November 1, 2027
- Interest rate of 5% per annum, payable February 1, May 1, August 1 and November 1 of each year, but subject to deferral for up to 20 consecutive quarters if not in default on interest payments
- Are convertible into Weatherford Limited's common shares at a conversion price of $53.34 per share
- May be redeemed by us at any time at redemption prices set forth in an indenture relating to the debentures
- Are subordinated in right of payment of principal and interest to certain existing and future senior indebtedness

Weatherford Inc. also has $910.0 million face amount of Zero Coupon Convertible Senior Debentures due 2020. These debentures have the following material terms:

- Mature on June 30, 2020
- Original issue discount of $408.4 million, providing the holders with an annual 3% yield to maturity
- Holders may convert at any time prior to maturity at a conversion rate of 9.9970 of Weatherford Limited's common shares per $1,000 principal amount at maturity
- We may redeem these debentures on or after June 30, 2005 at the accreted principal amount at the time of redemption
- Holders also may require us to repurchase these debentures on June 30, 2005, June 30, 2010 and June 30, 2015 at the issue price plus accrued original issue discount, and we may, at our election, repurchase the debentures for cash, common shares or a combination thereof
- Are an unsecured obligation ranking equal in right of payment with all other unsecured and unsubordinated indebtedness and ranking senior to any future subordinated indebtedness

On February 28, 2002, we issued a warrant to purchase 3.2 million of our common shares at $60 per share as part of the consideration given to obtain a worldwide license to Shell Technology Ventures' expandable technology. This warrant has a nine-year exercisable life beginning one year after the issue date. Upon exercise, settlement may occur through physical delivery, net share settlement, net cash settlement or a combination thereof. The warrant also may be converted into common shares at any time after the third anniversary of the issue date.

On October 23, 2002, we issued an aggregate of 370,155 of our common shares in connection with our acquisition of the assets of Clearwater, Inc. and related companies. The Clearwater acquisition was a transaction not involving a public offering and was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933.

Information concerning securities authorized for issuance under equity compensation plans is set forth in the section entitled "Equity Compensation Plan Information" in Item 12 of Part III of this report, which section is incorporated herein by reference.

Item 6. *Selected Financial Data*

The following table sets forth certain selected historical consolidated financial data and should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the Consolidated Financial Statements and Notes thereto included elsewhere herein. The following information may not be deemed indicative of our future operating results.

	Year Ended December 31,				
	2002	2001	2000	1999	1998
	(In thousands, except per share amounts)				
Revenues	$2,328,930	$2,328,715	$1,814,261	$1,240,200	$1,363,849
Operating Income	65,387(a)	409,474	120,328(b)	66,818	36,171(c)
Income (Loss) From Continuing Operations	(6,030)(a)	214,651	(38,892)(b)(d)	16,206	(883)(c)
Basic Earnings (Loss) Per Share From Continuing Operations	(0.05)(a)	1.88	(0.36)(b)(d)	0.16	(0.01)(c)
Diluted Earnings (Loss) Per Share From Continuing Operations	(0.05)(a)	1.76	(0.36)(b)(d)	0.16	(0.01)(c)
Total Assets	4,494,989	4,296,362	3,461,579	3,513,789	2,638,612
Long-term Debt	1,111,407	1,097,294(e)	730,176(f)	226,603	220,398
5% Convertible Subordinated Preferred Equivalent Debentures	402,500	402,500	402,500	402,500	402,500
Shareholders' Equity	1,974,496	1,838,240	1,338,458(g)	1,843,684	1,500,090
Cash Dividends Per Share	—	—	—	—	—

(a) Includes $217.1 million related to a write-down in our investment in Universal and $15.4 million for a non-recurring charge related to a rationalization of our businesses in light of industry conditions. The net after tax impact of these charges was $156.2 million. Results in 2002 benefited from the non-amortization of goodwill. Goodwill amortization expense in 2001 was $39.5 million, or $36.9 million net of taxes.

(b) Includes $56.3 million, $43.0 million net of taxes, of impairment charges related to the merger of essentially all of our Compression Services Division into Universal.

(c) Includes $160.0 million, $104.0 million net of taxes, of merger and other charges relating to the merger between EVI and Weatherford Enterra and a reorganization and rationalization of our business in light of industry conditions.

(d) Includes $76.5 million of deferred tax provision associated with the deconsolidation of our Compression Services Division.

(e) Includes $347.1 million of our 6⅝% Senior Notes due 2011, issued November 2001.

(f) Includes $910.0 million face amount of our Zero Coupon Convertible Senior Debentures, at the accreted discount amount of $509.2 million as of December 31, 2000, issued June 2000.

(g) Reflects the distribution of our Grant Prideco, Inc. subsidiary to holders of our common stock in April 2000.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

General

Effective June 26, 2002, Weatherford International Ltd., a Bermuda exempted company, became the parent holding company of Weatherford International, Inc. following a corporate reorganization. Each share of common stock of Weatherford International, Inc. automatically converted into the right to receive a common share of Weatherford International Ltd. Thus, the stockholders of Weatherford International, Inc. became the shareholders of Weatherford International Ltd. The reorganization has been accounted for as a reorganization of entities under common control and accordingly, did not result in any changes to our consolidated amounts of assets, liabilities or shareholders' equity.

Our business is conducted through three business segments: (1) Drilling and Intervention Services, (2) Completion Systems and (3) Artificial Lift Systems. In addition to these three segments, we historically operated a Compression Services Division and a Drilling Products Division. In February 2001, we completed the merger of essentially all of our Compression Services Division into a subsidiary of Universal Compression Holdings, Inc. in exchange for 13.75 million shares of Universal common stock, or approximately 45% of Universal's current common stock outstanding. On April 14, 2000, we distributed to our shareholders all of the outstanding shares of Grant Prideco, Inc., which held the operating assets used in our Drilling Products Division. As a result of this distribution, our Drilling Products Division is presented as discontinued operations in the accompanying financial statements.

The following is a discussion of our market, financial condition and results of operations for the last three years. This discussion should be read in conjunction with our financial statements and notes thereto included in Item 8. Financial Statements and Supplementary Data. Our discussion includes various forward-looking statements about our markets, the demand for our products and services and our future results. These statements are based on certain assumptions we consider reasonable. For information about these assumptions, you should refer to the section entitled "Forward-Looking Statements" located within Item 1. Business.

We acquire numerous companies every year and focus on integration efforts to realize the benefits each acquisition provides. We are unable to provide certain information regarding our results excluding the impact of acquisitions due to the integration of these acquisitions into our operations. Comparative revenue trends excluding acquisitions only exclude those acquisitions for which revenue information has been separately maintained.

Market Trends and Outlook

Our businesses serve the oil and gas industry. All of our businesses are affected by changes in the worldwide demand for and price of oil and natural gas. Certain of our products and services, such as our well installation services and well completion services, are dependent on the level of exploration and development activity and the completion phase of the well life cycle. Other products and services, such as our artificial lift systems, are dependent on production activity. We currently estimate approximately two-thirds of our continuing operations are reliant on drilling activity, with the remainder focused on production and reservoir enhancement activity.

The following chart sets forth certain statistics reflective of historical market conditions:

	WTI Oil(1)	Henry Hub Gas(2)	North American Rig Count(3)	International Rig Count(3)
2002	$31.20	$4.789	1,204	753
2001	19.84	2.570	1,185	747
2000	26.80	9.775	1,497	703

(1) Price per barrel as of December 31 — *Source:* Applied Reasoning, Inc.

(2) Price per MM/BTU as of December 31 — *Source:* Oil World

(3) Average rig count for December — *Source:* Baker Hughes Rig Count

The demand for our products and services is cyclical due to the nature of the energy industry. Over the last several years, rig count fluctuated due to world economic and political trends that influence the supply and demand for energy, the price for oil and natural gas and the level of exploration and drilling for those commodities. The price of oil and natural gas has also been subject to much volatility. In the last three years, oil reached a high of $37.20 in September 2000 and a low of $17.45 in November 2001. Natural gas prices topped at $9.98 in December 2000 and bottomed at $1.83 in September 2001.

Historically, the majority of worldwide drilling activity has been concentrated in North America. From mid-1999 through mid-2001, North American rig count improved steadily, peaking in the first quarter of 2001 at 1,717 rigs. The level of drilling and completion spending in North America also improved steadily for this same time period with an overall improvement greater than 100%. During the latter part of 2001 the rig count started to decline, and the decline continued through mid-2002 reaching a low in April 2002 of 845 rigs. Since mid-2002, the North American rig count has shown moderate signs of improvement and has remained relatively flat averaging 1,115 rigs. In 2002, the level of spending declined approximately 40% from 2001, returning to levels only marginally better than 1999. Despite improving oil and natural gas prices, the current low level of activity reflects customer uncertainty about the recovery of the economy and demand for energy. We expect activity to strengthen once our customers feel confident as to the sustainability of economic improvements and commodity prices for our industry.

Over the last few decades, drilling and completion activity has grown faster in international markets than in North America. The international market experienced strong improvements in 2001 as compared to 2000 with an increase in annual average international rig count of 14% and all regions improving. In 2002, the annual average international rig count declined slightly. The decline was due to an 18% decline in Latin America, which was primarily related to Venezuela declining 37% and Argentina declining 31%. The economic and political uncertainty of these countries were the main drivers in their declines. The decline in Latin America was nearly offset by gains in the Middle East and Asia Pacific. The quarterly average rig count in the Middle East improved to 212 rigs in the fourth quarter of 2002, almost a 50% improvement since the first quarter of 2000 where the average rig count was 143. Asia Pacific experienced similar improvements with an increase of approximately 35% from the first quarter of 2000. International drilling and completion spending has steadily increased since 1999. The total spending in 2002 increased more than 50% from 1999's spending level. We believe the geological future of the industry is in the international markets due to the decline of activity in the North American oilfields and their mature age.

In general, we expect the markets and our business strategies to affect our results as follows:

North America. The markets in the U.S. are in the early stages of improvement. The level of inquiry and contractual bidding has recently started to rise. If historical leads and lags hold true, we expect to experience improvements in our U.S. business sometime in mid-to late 2003. We anticipate volume increases to be between 10 and 15 percent and we expect to increase pricing as volume increases. Canada is currently showing very strong performance in 2003 and is expected to continue to see improvements with the normal seasonal decline in the second quarter due to spring breakup. We anticipate improvements in volume in Canada of approximately 15%. We expect to see a 5 to 10 percent improvement in both the rig count in North America and the level of drilling and completion spending.

Our Artificial Lift Systems Division is impacted by the volatility in North America, primarily related to the oil rig count. The revenues for this division are approximately 60% North American, with 30% in the U.S. and 30% in Canada. Due to the high dependency on Canadian activity, the length and severity of spring breakup will have a significant impact on this division. Our Drilling and Intervention Services Division and Completion Systems Division will also be impacted by improvements in North America. These divisions derived approximately 40% of their revenues from this region during 2002.

International. Overall, we expect international activity to improve approximately 4% in 2003 compared to 2002. We anticipate we will experience 10% growth year-on-year, exhibiting the same or higher dollar sales per rig employed as shown historically. The largest expected increases in 2003 over 2002 are in the North Africa, Far East and Brazil and Mexico markets. In the latter part of 2002, we experienced declines in the UK North Sea region, Venezuela and Kazakhstan. We believe the activity in the UK has bottomed out and should remain flat through 2003 unless and until the UK government and the North Sea operators come to a mutually satisfactory agreement on taxation. When, and if they do, we believe UK activity will rise within six months of such an agreement. Additionally, due to the completion of a major consolidation of a number of our business segments in the UK North Sea, we believe when the UK cycle reverses itself we are positioned to take on incremental volume at higher incremental margins. The declines in Venezuela in the last half of the year are due to the continuing economic and political uncertainty which culminated in a strike in the fourth quarter of 2002. We expect the first quarter of 2003 to continue to deteriorate but should recover some for the balance of the year once a degree of normalcy returns to operations. Current operations were also impacted by activity in Kazakhstan, more specifically Chevron's Tengiz project, as the project was abruptly interrupted. This project officially restarted at the end of January, and our operations will resume by the end of April 2003.

We expect our technology products to fuel much of the prospective performance in our international markets. In 2002, our technology products increased approximately 30% from their 2001 level. We expect growth from our expandable products in the upcoming year and beyond. We recently signed a $50 million two-year contract for Shell Malaysia for our expandable sand screens and announced a $34 million contract for Petrobras offshore projects in 2003 and 2004. In the first half of 2003, we anticipate the commercialization of our first expandable solids for well remediation. Recently, we successfully installed an all-hydraulic multi-zone completion system, under our intelligent well product line. This installation, in such a high-end downhole application, opens up a whole market for intelligent zonal isolation at an affordable cost. After working on the development and marketing of our underbalanced systems for two years, we are seeing the emergence of repeat business. For 2003, the growth in underbalanced services is likely to be the Middle East, Latin America and U.S. tight gas reservoirs. Overall, we expect revenues from our technology products to grow more than 50% from 2002 levels.

Based on our market expectations and our business strategies, we project our 2003 diluted earnings per share to be in the range of $1.50 - $1.60.

Overall, the level of market improvements for our businesses in 2003 will continue to be heavily dependent on the timing and strength of the recovery in the North American markets, our gains in market share outside North America and the acceptance of our new technologies. The speed and extent of any recovery in the North American markets is difficult to predict in light of continued economic uncertainty. In addition, the continued strength of the industry is uncertain and will be highly dependent on many external factors, such as world economic and political conditions, member country quota compliance within OPEC (Organization of Petroleum Exporting Countries) and weather conditions. The extreme volatility of our markets makes predictions regarding future results difficult.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operation is based upon our consolidated financial statements. We prepare these financial statements in conformity with accounting principles generally accepted in the United States. As such, we are required to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. We base our estimates on historical experience, available information and various other assumptions we believe to be reasonable under the circumstances. On an on-going basis, we evaluate our estimates; however, actual results may differ from these estimates under different assumptions or conditions. The accounting policies we believe require management's most difficult, subjective or complex judgments and are the most critical to our reporting of results of operations and financial position are as follows:

Accounts Receivable

We perform ongoing credit evaluations of our customers and adjust credit limits based upon payment history and the customer's current credit worthiness as determined by our review of their current credit information. We continuously monitor collections and maintain a provision for estimated uncollectible accounts based upon our historical experience and any specific customer collection issues we have identified. While such credit losses have historically been within our expectations and the provisions established, we cannot give any assurances we will continue to experience the same credit loss rates we have in the past. The cyclical nature of our industry may affect our customers' operating performance and cash flows, which could impact our ability to collect on these obligations. In addition, many of our customers are located in certain international areas that are inherently subject to risks of economic, political and civil instabilities, which may impact our ability to collect these accounts receivable.

Equity Investments

Our equity investments in unconsolidated subsidiaries primarily include our investment in Universal. We review our equity investments for impairment and record an adjustment when we believe the decline in fair value is other than temporary. The fair value of the asset is measured using quoted market prices or, in the absence of quoted market prices, fair value is based on an estimate of discounted cash flows. In determining whether the decline is other than temporary we consider the cyclical nature of the industry in which the investment operates, its historical performance, its performance in relation to its peers and the current economic environment. During the third quarter of 2002, we determined the decline in fair value of Universal was other than temporary. We recorded a write-down in our investment of $217.1 million, $146.2 million net of taxes. We will continue to monitor the fair value of our investments for impairment and will record an adjustment if we believe a decline is other than temporary.

Business Combinations and Goodwill and Indefinite-Lived Intangible Assets

Goodwill and intangible assets acquired in connection with business combinations represent the excess of consideration over the fair value of tangible net assets acquired. Certain assumptions and estimates are employed in determining the fair value of assets acquired, the fair value of liabilities assumed, as well as in determining the allocation of goodwill to the appropriate reporting unit.

In accordance with Statement of Financial Accounting Standard ("SFAS") No. 142, *Goodwill and Other Intangible Assets* we no longer amortize goodwill and indefinite-lived intangible assets. We perform an impairment test for goodwill and indefinite-lived intangible assets annually, or earlier if indicators of potential impairment exist. Our goodwill impairment test involves a comparison of the fair value of each of our reporting units with their carrying value. Our impairment test for indefinite-lived intangible assets involves the comparison of the fair value of the intangible asset and its carrying value. The fair value is determined using discounted cash flows and other market-related valuation models. Certain estimates and judgements are required in the application of the fair value models. We have determined no impairment exists; however, if for any reason the fair value of our goodwill or that of any of our reporting units or the fair value of our intangible assets with indefinite lives declines below the carrying value in the future, we may incur charges for the impairment.

Long-Lived Assets

Long-lived assets, which include property, plant and equipment, definite-lived intangibles and other assets comprise a significant amount of our total assets. In accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets,* long-lived assets to be held and used by us are reviewed to determine whether any events or changes in circumstances indicate the carrying amount of the asset may not be recoverable. For long-lived assets to be held and used, we base our evaluation on impairment indicators such as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements and other external market conditions or factors that may be present. If such impairment indicators are present or other factors exist that indicate the carrying amount of the asset may not be recoverable, we determine whether an impairment has occurred through the use of an undiscounted cash flows analysis of the asset at the lowest level for which identifiable cash flows exist. If an impairment has occurred, we recognize a loss for the difference between the carrying amount and the estimated fair value of the asset. The fair value of the asset is measured using quoted market prices or, in the absence of quoted market prices, is based on an estimate of discounted cash flows.

Self-Insurance

We are self-insured up to certain levels for general liability, vehicle liability, group medical and for workers' compensation claims for certain of our employees. The amounts in excess of the self-insured levels are fully insured. We accrue for self-insurance accruals based on claims filed and an estimate for significant claims incurred but not reported. We regularly review estimates of reported and unreported claims and provide for losses through insurance reserves. Although we believe adequate reserves have been provided for expected liabilities arising from our self-insured obligations, it is reasonably possible our estimates of these liabilities will change over the near term as circumstances develop.

Income Taxes

We provide for income taxes in accordance with SFAS No. 109, *Accounting for Income Taxes.* This standard takes into account the differences between financial statement treatment and tax treatment of certain transactions. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates is recognized as income or expense in the period that includes the enactment date. We operate in various legal forms and in numerous taxing jurisdictions. As a result, changes in tax laws and our level of operations or profitability in each taxing jurisdiction could impact the amount of income tax expense we provide during any given year.

Valuation Allowance for Deferred Tax Assets

We record a valuation allowance to reduce our deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will expire before realization of the benefit or that future deductibility is not probable. The ultimate realization of the deferred tax assets depends on the ability to generate sufficient taxable income of the appropriate character in the future. This requires us to use estimates and make assumptions regarding significant future events such as the taxability of entities operating in the various taxing jurisdictions.

Results of Operations

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

The following charts contain selected financial data comparing our results from operations for 2002 and 2001:

Comparative Financial Data

	Year Ended	
	2002	2001
	($ in thousands, except per share amounts)	
Revenues	$2,328,930	$2,328,715
Gross Profit %	32.1%	36.4%
Research and Development	$ 79,586	$ 50,777
Selling, General and Administrative Attributable to Segments	349,528	368,345
Corporate General and Administrative	44,097	39,669
Operating Income	65,387(a)	409,474
Net Income (Loss)	(6,030)(a)	214,651
Net Income (Loss) Excluding Goodwill Amortization, Net of Taxes	(6,030)(a)	251,543
Income (Loss) per Diluted Share	(0.05)	1.76
Income (Loss) per Diluted Share Excluding Goodwill Amortization, Net of Taxes	(0.05)	2.04
Depreciation and Amortization	214,918	208,129

(a) Includes $217.1 million related to a write-down in our investment in Universal and $15.4 million for a non-recurring charge related to a rationalization of our businesses in light of industry conditions. The net after tax impact of these charges was $156.2 million.

Sales by Geographic Region

	Year Ended 2002	Year Ended 2001
Region:		
U. S	33%	41%
Canada	14	14
Latin America	9	11
Europe and West Africa	19	15
Middle East and North Africa	12	9
Asia Pacific	13	10
Total	100%	100%

A discussion of our results for 2002 as compared to 2001 is as follows:

- Consolidated revenues were flat year over year. The incremental revenues from our technology products, specifically our underbalanced drilling services, expandables and intelligent completions, and acquisitions were offset by the impact of deteriorated market conditions, primarily in the U.S. The impact of these factors is as follows:
  - Our technology products increased approximately $60 million. Our technology products have grown to contribute 11.8% of consolidated revenue compared to 9.2% in 2001.
  - Our international revenues improved 18.0% compared to a relatively flat average annual international rig count. Technology product sales and acquisitions contributed to the increase. Our acquisitions contributed more than $107 million to our international revenue growth. Most regions experienced significant gains led by the Middle East and North Africa region where revenues improved nearly 30%, excluding the impact of acquisitions.
  - Our North American revenues decreased 14.6%. We were negatively impacted by a decline of 26.9% in the average annual rig count, which more than offset incremental contributions of more than $85 million from acquisitions.
- Gross profit percentage decreased from 36.4% in 2001 to 32.1% in 2002, primarily due to lower volumes and pricing pressures in a depressed U.S. market and a shift in our product mix.
- Research and development expenses increased 56.7% primarily due to costs incurred to develop our technology-related product lines. We continue to focus on investing in the development of technology-based products that considerably improve the drilling and exploration process through increased efficiency.
- Selling, general and administrative expenses attributable to the segments decreased as a percentage of revenue from 15.8% in 2001 to 15.0% in 2002. This decrease is primarily related to the non-amortization of goodwill in 2002, partially offset by an increase in intangible amortization in 2002. Goodwill amortization attributable to segments in 2001 was $36.1 million.
- Corporate general and administrative expense increased $4.4 million from 2001 due to $4.5 million of transaction costs related our corporate reorganization.
- In 2002, our interest expense increased $11.5 million from 2001 primarily due to a full year of interest for our $350 million 6⅝% Senior Notes issued in November of 2001, partially offset by the incremental benefit generated by our interest rate swaps on our $200 million 7¼% Senior Notes and lower interest rates on floating rate debt.
- In 2002, our other income increased $7.2 million primarily due to an increase in voluntary sales of assets and sales of businesses of $11.4 million.

- Our effective tax rate on net income in 2002, excluding the impact of the non-recurring charge and write-down in our investment in Universal was approximately 32.3% compared to 36.3% in 2001. The change is primarily due to the impact of non-amortization of goodwill on earnings before tax in 2002, benefits of our corporate reorganization and the favorable settlement of several audits in various taxing jurisdictions.

Segment Results

Drilling and Intervention Services

Our Drilling and Intervention Services Division experienced a decline in total revenue by approximately 5%, despite strong improvements in international revenue and contributions from acquisitions. In the fourth quarter of 2001, the U.S. market started to weaken and we experienced the beginnings of lower volume and pricing pressures which continued throughout 2002. This division, which derived 45% of its revenues from the U.S. in 2001, experienced a decline in U.S. revenues of 28% in 2002 compared to 2001 excluding the benefits of acquisitions. This market-led decline impacted this division's revenues and overall profitability due to lower volumes to cover fixed costs and lower pricing. On an international basis, our Drilling and Intervention Services Division experienced improvements in nearly all markets, particularly in the Middle East and North Africa region.

This division's results also benefited from acquisitions in 2002. In the fourth quarter of 2002 we acquired Clearwater International based in Pennsylvania. This acquisition provides our Drilling and Intervention Services Division with key proprietary products and fluid technology for its underbalanced drilling services as well as it's pipeline and specialty services business. We also acquired other small entities in 2002, which benefited this division along with the full year incremental revenues from our 2001 acquisitions integrated into this division. Acquisitions contributed more than $50 million in incremental revenue in 2002, $17 million in North America and $33 million internationally.

The following chart sets forth data regarding the results of our Drilling and Intervention Services Division for 2002 and 2001:

	Year Ended	
	2002	2001
	($ in thousands)	
Revenues	$1,269,883	$1,340,140
Gross Profit %	30.7%	37.6%
Research and Development	$ 26,590	$ 24,321
Selling, General and Administrative	141,667	160,135
Operating Income	219,041 (a)	320,092

(a) Includes $2.0 million of non-recurring charges related to severance and asset impairment.

- In 2002, this division's revenues decreased 5.2% from 2001 levels. International revenues improved 16.1% compared to a decline of 1.7% in the average annual rig count. Excluding the impact of acquisitions, gains were primarily made in the Middle East and North Africa region, 31.1%, and the Asia Pacific region, 29.8%. North American revenues declined $174.0 million, or 25.0% due to an average annual rig count decline of 26.9%.

- Gross profit as a percentage of revenue declined from 37.6% in 2001 to 30.7% in 2002 primarily due to pricing pressures and lower volumes in the U.S. market as well as a change in product mix. This division was also impacted by the deterioration in the United Kingdom related to E&P tax disputes between the UK government and the North Sea operators and the decline in Venezuelan activity.

- Selling, general and administrative expenses decreased as a percentage of revenues from 11.9% in 2001 to 11.2% in 2002. The decline primarily relates to the non-amortization of goodwill in 2002, partially offset by costs associated with the expansion of our underbalanced services infrastructure. Goodwill amortization expense in 2001 was $15.2 million.

Completion Systems

Our Completion Systems Division's revenues improved approximately 5% in 2002 compared to 2001. The improvement was from higher technology product sales and the incremental revenue contributions from acquisitions integrated into this division. Johnson Screens, acquired in November 2001, was the primary source of incremental revenue related to acquisitions. Johnson is a global provider of screens for the fluid-solid separation process including the recently introduced Excelflo™ premium screen line and the Super Flo™, Super Weld® and Thin Pack™ screens for oil and gas production.

In the last half of 2002, this division pulled its 5½″ expandable sand screen product off of the market for a re-engineering adjustment. The product was off the market for the whole third quarter of 2002 and it was reintroduced during the fourth quarter. All subsequent installations have been performed with 100% success. This re-engineering affected both the sales of the expandables and the associated pull-through sales of its core completion products. The lower activity levels, coupled with the lower pull-through sales in the second half of the year, resulted in core completion products experiencing an overall decline in sales, with the exception of conventional oil and gas screens which benefited from the acquisition of Johnson.

The following chart sets forth data regarding the results of our Completion Systems Division for 2002 and 2001:

	Year Ended	
	2002	2001
	($ in thousands)	
Revenues	$366,564	$350,685
Gross Profit %	32.1%	33.6%
Research and Development	$ 44,984	$ 22,327
Selling, General and Administrative	68,487	69,511
Operating Income (Loss)	(2,367) (a)	25,880

(a) Includes $6.4 million of non-recurring charges related to severance and asset impairment.

- Revenue for 2002 increased $15.9 million, or 4.5%, from 2001 levels. Our international revenues excluding acquisitions, improved 1.9% compared to an average annual rig count reduction of 1.7%. The Middle East and North Africa region experienced gains of 27.3%, nearly offset by declines in Asia Pacific and Latin America. Excluding acquisitions, revenues in North America decreased 16.9% compared to an average annual rig count reduction of 26.9%. Acquisitions contributed more than $38 million, $24 million internationally and $14 million in North America.

- Research and development expenses more than doubled in 2002 compared to 2001. The increase reflects the focus on the development of new technology-related product lines, specifically expandables and intelligent completion.

- Selling, general and administrative expenses as a percentage of revenue decreased to 18.7% in 2002 from 19.8% in 2001 primarily due to the non-amortization of goodwill in 2002, offset by an increase in the intangible amortization. Goodwill amortization expense for 2001 was $10.5 million and the incremental intangible amortization in 2002 was $7.6 million.

Artificial Lift Systems

Our Artificial Lift Systems Division was stronger in 2002 as compared to 2001 primarily due to the incremental revenues associated with the late 2001 acquisitions integrated into this division and gains made internationally. Acquisitions contributed more than $105 million in revenue, primarily related to the non-oil and gas screens businesses from our acquisition of Johnson. This division's lift systems revenues declined 17%

due to the decline in the North American markets, where it derives more than 70% of this form of revenue. Lift systems include reciprocating rod lift, gas lift, progressing cavity pumps, electric submersible pumps and hydraulic pumps.

The following chart sets forth data regarding the results of our Artificial Lift Systems Division for 2002 and 2001:

	Year Ended	
	2002	2001
	($ in thousands)	
Revenues	$692,483	$610,951
Gross Profit %	34.7%	36.1%
Research and Development	$ 8,012	$ 4,043
Selling, General and Administrative	139,374	134,148
Operating Income	85,464(a)	82,240

(a) Includes $7.2 million of non-recurring charges related to severance and asset impairment.

- Revenues increased 13.3%, or decreased 4.1% excluding incremental revenues from acquisitions, in 2002 compared to 2001. North American revenues excluding the impact of acquisitions decreased 8.7% compared to an annual average rig count reduction of 26.9%. International revenues on the same basis improved 5.1%, while the annual average international rig count declined slightly. Revenues in the Eastern Hemisphere improved more than $25 million, partially offset by declines in Latin America of nearly $15 million.

- Gross profit as a percentage of revenue decreased from 36.1% in 2001 to 34.7% in 2002, primarily due to product mix and pricing pressures in the depressed U.S. market.

- Selling, general and administrative expenses as a percentage of revenue declined from 22.0% in 2001 to 20.1% in 2002 primarily due to the non-amortization of goodwill in 2002. Goodwill amortization in 2001 was $9.5 million.

Non-recurring and Asset Impairment Charge

During 2002, we recorded $15.4 million, $10.0 million net of taxes, in non-recurring and asset impairment charges related to a rationalization of our businesses in light of industry conditions. We undertook initiatives to rationalize our business in light of the lower activity levels and the continued economic uncertainty. Initiatives approved during 2002 included a reduction in workforce, primarily in the United States, and closure of two facilities. The charge related to these initiatives is summarized by division in the following table and described in greater detail below:

	Severance(1)	Asset Impairment(2)	Reversal of 2000 Non-recurring Charge(3)	Total
		(In thousands)		
Drilling and Intervention Services	$ 1,853	$ 132	$ —	$ 1,985
Completion Systems	4,810	1,580	—	6,390
Artificial Lift Systems	1,866	5,295	—	7,161
Corporate	48	4,592	(4,739)	(99)
Total	8,577	11,599	(4,739)	15,437
Utilized during 2002	(3,748)	(11,599)	4,739	(10,608)
Balance as of December 31, 2002	$ 4,829	$ —	$ —	$ 4,829

(1) In accordance with our announced plan to terminate employees company-wide, we recorded severance and related costs for 849 specifically identified employees. As of December 31, 2002, 439 employees had been terminated with the remainder expected to be completed in the first half of 2003.

(2) The asset impairment primarily relates to the write-down of equipment and facilities which are held for sale as a result of the decline in market conditions. These assets, having a carrying amount of $7.7 million, have been reclassified in Other Current Assets on our Consolidated Balance Sheet as of December 31, 2002. We anticipate the assets will be sold by September 30, 2003.

(3) In 2000, we recorded a non-recurring charge of $56.3 million in connection with the merger of our Compression Services Division with Universal of which $4.7 million of estimated transaction costs were not incurred.

Impairment of Investment in Universal

On February 9, 2001, we completed the merger of essentially all of our Compression Services Division into a subsidiary of Universal in exchange for 13.75 million shares of Universal common stock, which approximated 48% of Universal's then outstanding shares. Following the merger, Universal, in an unrelated transaction, issued additional shares of common stock reducing our ownership to 45%. We retained part of the Compression Services Division, namely our Singapore-based GSI business, which is now consolidated within our Artificial Lift Systems Division, and $10.0 million in accounts receivable.

In the third quarter of 2002, we recorded a write-down of our investment in Universal of $217.1 million as we determined that the decline in the market value was other than temporary. In connection with the reduction in the carrying value of this investment, we recognized a tax benefit of $70.9 million, reducing the deferred tax liability related to the difference between the book carrying value and the tax basis of the investment. As of December 31, 2002, our carrying value of our investment in Universal was $276.0 million and the market value of our ownership interest in Universal was $263.0 million. We currently do not believe that this decline in the market value is other than temporary.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

The following charts contain selected financial data comparing our results from continuing operations for 2001 and 2000:

Comparative Financial Data

	Year Ended 2001	Year Ended 2000
	($ in thousands, except per share amounts)	
Revenues	$2,328,715	$1,814,261
Gross Profit %	36.4%	32.3%
Research and Development	$ 50,777	$ 42,950
Selling, General and Administrative Attributable to Segments	368,345	333,005
Corporate General and Administrative	39,669	36,976
Operating Income	409,474	120,328(a)
Income (Loss) from Continuing Operations	214,651	(38,892)(a)(b)
Income (Loss) from Continuing Operations Excluding Goodwill Amortization, Net of Taxes	251,543	(4,614)(a)(b)
Income (Loss) per Diluted Share from Continuing Operations	1.76	(0.36)
Income (Loss) per Diluted Share from Continuing Operations Excluding Goodwill Amortization, Net of Taxes	2.04	(0.04)
Depreciation and Amortization	208,129	199,109

(a) Includes $56.3 million of impairment charges related to the merger of essentially all of our Compression Services Division into Universal. The net after tax impact of these charges was $43.0 million.

(b) Includes $76.5 million of deferred tax liability associated with the difference between our book basis in our Compression Services Division and the tax basis of the common stock of Universal received in connection with the merger of our Compression Services Division into Universal.

Sales by Geographic Region

	Year Ended 2001	Year Ended 2000
Region:		
U.S.	41%	44%
Canada	14	20
Latin America	11	10
Europe and West Africa	15	11
Middle East and North Africa	9	8
Asia Pacific	10	7
Total	100%	100%

Our results from continuing operations for 2001 as compared to 2000 were affected by the following specific items:

- Excluding the results of our Compression Services Division, revenues increased $722.4 million, or 45.7%, from 2000 levels. This incremental revenue is the result of improved market conditions, pricing initiatives, acquisitions and new technology product lines. The impact of these factors is as follows:
  - Our North American revenues improved 30.9%, reflecting the benefits of an increased average annual rig count of 18.8% and contributions of more than $57 million from 2001 acquisitions.

- Our international revenues improved 68.9% compared to an average annual international rig count increase of 14.9%. Our 2001 acquisitions contributed more than $107 million to our international revenue growth. All geographic regions experienced strong gains, particularly Asia Pacific, where revenues excluding acquisitions grew 87.4%.

- Our technology product lines, including underbalanced services, expandables and intelligent completion, increased $114.8 million.

- Gross profit percentage increased from 32.3% in 2000 to 36.4% in 2001, primarily due to volume and pricing gains in all of our divisions.

- Selling, general and administrative expenses attributable to the segments decreased as a percentage of revenue from 18.4% in 2000 to 15.8% in 2001. This decrease is primarily attributable to a higher revenue base, which was partially offset by an increase in selling and marketing expenses of $11.2 million.

- Corporate general and administrative expense increased $2.7 million from 2000; however, it remained relatively flat as a percentage of revenue on a year over year basis.

- Our equity in earnings in 2001 increased $18.1 million from 2000 due to our investment in Universal.

- In 2001, our interest expense increased $14.7 million from 2000 due to a full year of amortization of original issue discount on our Zero Coupon Convertible Senior Debentures and higher average short-term borrowings mitigated by lower average interest rates.

- Our effective tax rate on income from continuing operations for 2001 and 2000, excluding the impact of the charges recorded related to the merger of our Compression Services Division into Universal, was approximately 36.3%.

Segment Results

Drilling and Intervention Services

The following chart sets forth data regarding the results of our Drilling and Intervention Services Division for 2001 and 2000:

	Year Ended	
	2001	2000
	($ in thousands)	
Revenues	$1,340,140	$884,170
Gross Profit %	37.6%	35.8%
Research and Development	$ 24,321	$ 18,866
Selling, General and Administrative	160,135	127,621
Operating Income	320,092	169,836

- In 2001, this division's revenues improved 51.6% from 2000 levels. North American revenues were impacted by an average annual rig count increase of 18.8% and improved technology revenues from our underbalanced services of $23.7 million. International revenues improved 73.5%, reflecting the benefits of the 14.9% average annual rig count improvement, contributions from acquisitions of more than $80 million and the international growth of our underbalanced services of almost $50 million.

- Gross profit as a percentage of revenue increased primarily due to pricing initiatives put into place in the second half of 2000 and in the first quarter of 2001 and higher utilization of assets.

- Selling, general and administrative expenses decreased as a percentage of revenues from 14.4% in 2000 to 11.9% in 2001. The decrease primarily reflects a higher revenue base, which was partially offset by increased selling costs attributable to the higher sales. We also incurred $5.3 million of additional goodwill and intangible amortization expense for this division.

Completion Systems

The following chart sets forth data regarding the results of our Completion Systems Division for 2001 and 2000:

	Year Ended	
	2001	2000
	($ in thousands)	
Revenues	$350,685	$218,040
Gross Profit %	33.6%	28.7%
Research and Development	$ 22,327	$ 12,832
Selling, General and Administrative	69,511	57,572
Operating Income (Loss)	25,880	(7,908)

- Revenue for 2001 increased $132.6 million, or 60.8%, from 2000 levels. Revenues in North America increased $55.2 million due to an average annual rig count increase of 18.8% and contributions from acquisitions of more than $11 million. Our international revenues, excluding expandables and acquisitions, improved 31.0%. The average annual international rig count increase of 14.9%, increased expandables revenue of $40.7 million and revenues from acquisitions of more than $4.5 million all contributed to the incremental international revenue.
- Gross profit as a percentage of revenue increased from 28.7% in 2000 to 33.6% in 2001 due to pricing initiatives, higher throughput in the manufacturing facilities and product mix.
- Selling, general and administrative expenses as a percentage of revenue decreased to 19.8% in 2001 from 26.4% in 2000 primarily due to a higher revenue base, which was partially offset by higher employee costs associated with our efforts to expand this division.

Artificial Lift Systems

The following chart sets forth data regarding the results of our Artificial Lift Systems Division for 2001 and 2000:

	Year Ended	
	2001	2000
	($ in thousands)	
Revenues	$610,951	$477,216
Gross Profit %	36.1%	33.6%
Research and Development	$ 4,043	$ 10,089
Selling, General and Administrative	134,148	108,485
Operating Income	82,240	41,569

- Revenues increased 28.0% primarily due to acquisitions, increased volume and pricing initiatives. Our 2001 acquisitions contributed close to $67 million. Excluding acquisitions, our U.S. revenue improved 23.7% and Asia Pacific revenue more than doubled.
- Gross profit as a percentage of revenue improved 7.4% from 2000, primarily due to pricing initiatives and product mix.
- Selling, general and administrative expenses as a percentage of revenue declined from 22.7% in 2000 to 22.0% in 2001 primarily due to a higher revenue base and the rationalization of distribution centers, which was partially offset by increased selling costs associated with the incremental revenues.

Compression Services and the Universal Transaction

In connection with the merger with Universal, we recorded impairment charges in 2000 of $56.3 million, $43.0 million after taxes, and provided for deferred taxes of $76.5 million due to the exchange of a consolidated subsidiary for an equity method investment. The impairment charge reflects the difference between the estimated fair value of net assets held for sale and the net book value of our Compression Services Division assets, less estimated costs to sell. The estimated fair value of assets held for sale was determined using quoted market prices and estimated selling prices. Concurrent with the transaction, we paid GE Capital $206.5 million for its 36% ownership in the joint venture in which our Compression Services Division operated.

We also entered into a Registration Rights Agreement in connection with the merger with Universal, pursuant to which we were granted certain demand and piggyback registration rights for our shares of Universal common stock. Pursuant to the terms of the merger agreement, we also appointed three members to Universal's Board of Directors. As long as we own at least 20% of Universal's outstanding common stock, we have the right to designate three board members. If our ownership interest falls below 20%, we may designate only two directors to serve on Universal's Board of Directors. As of December 31, 2002, we had appointed three of Universal's eight board members, including our Chairman, President and Chief Executive Officer and our Chief Financial Officer.

During 2000, our Compression Services Division contributed $234.8 million in revenue. Including $37.8 million of the charge recorded in 2000, this division reported an operating loss of $9.6 million during 2000. During 2001, up to the merger date, our Compression Services Division contributed $26.9 million of revenues and an operating loss of $0.6 million. Subsequent to the merger, we began recording equity in earnings of unconsolidated affiliates based on our portion of Universal's net income. The difference between the cost basis of our investment and the fair value in the net assets of Universal at the time of the merger was $152.5 million and was amortized during 2001 on a straight-line basis with a 40-year life through equity in earnings of unconsolidated affiliates.

Discontinued Operations

Our discontinued operations consist of our Grant Prideco Drilling Products Division, which was spun-off to our shareholders in April 2000. We had a loss from discontinued operations, net of taxes, for the period ended April 14, 2000 of $3.5 million. Included in this loss was $1.0 million of transaction costs, net of taxes.

Liquidity and Capital Resources

Historical Cash Flows

Our historical cash flows for the two years ended December 31, 2002 were as follows:

	Year Ended December 31, 2002	Year Ended December 31, 2001
	(In millions)	
Net Cash Provided by Continuing Operations	$ 269.8	$ 249.0
Acquisition of Businesses, Net of Cash Acquired	(111.8)	(423.2)
Capital Expenditures	(268.7)	(339.4)
Buyout of Minority Interest	—	(206.5)
Borrowings, Net of Repayments	63.5	611.7
Other Investing Activities	(24.3)	29.7
Other Financing Activities and Effect of Exchange Rates	31.5	13.7
Net Use of Cash	$ (40.0)	$ (65.0)

Sources of Liquidity

Our current sources of capital are current reserves of cash, cash generated from operations, proceeds from our asset securitization and borrowings under bank lines of credit.

Our operating cash flow is directly related to our business and the segments in which we operate. Should market conditions deteriorate, or should we experience unforeseen declines in results of operations, cash flows may be reduced.

Cash flow from operations is expected to be our primary source of liquidity in 2003. We anticipate cash flows from operations, combined with existing credit facilities, will provide sufficient capital resources and liquidity to manage our operations, meet debt obligations and fund projected capital expenditures. However, we are continually reviewing acquisitions in our markets. Depending on the size and timing of an acquisition, we could require additional capital in the form of either debt, equity or both.

The following summarizes our borrowings and availability on our short-term financing facilities.

Short-term Financing Facilities	Facility Amount	Expiration Date	Drawn as of 12/31/02	Letters of Credit as of 12/31/02	Availability
			(In millions)		
2001 Revolving Credit Facility[1]	$250.0	April 2004	$124.9	$ —	$125.1
1998 Revolving Credit Facility[1]	250.0	May 2003	150.0	36.8	63.2
Asset Securitization Facility[2]	75.0	December 2003	68.9	—	—

(1) *Banking Facilities*

In April 2001, we entered into a $250.0 million, three-year multi-currency revolving credit facility, with commitment capacity of up to $400.0 million. Interest accrues at a variable rate based on the borrower's applicable Eurocurrency rate.

In May 1998, we put in place a five-year unsecured revolving credit facility that allows us to borrow up to $200.0 million in our U.S. credit facility and up to $50.0 million in our Canadian credit facility. Borrowings under this facility bear interest at a variable rate based on the U.S. prime rate or LIBOR. We are pursuing alternative financing prior to the May 2003 expiration of this facility.

Our credit facilities contain customary affirmative and negative covenants, including a maximum debt to capitalization ratio, a minimum interest coverage ratio, a limitation on liens, a limitation on incurrence of indebtedness and a limitation on asset dispositions. The covenants apply to Weatherford International Ltd., the guarantor of these obligations. We are in compliance with all covenants set forth in the credit facilities. The committed revolving credit facilities do not contain any provision which makes their availability dependent upon our credit ratings, however, the interest rates are dependent upon the credit rating of our long-term senior debt.

We also have unsecured short-term borrowings with various institutions pursuant to uncommitted facilities. At December 31, 2002, we had $75.3 million in unsecured short-term borrowings outstanding under these arrangements with interest rates ranging from 1.50% to 13.50%. Our weighted average interest rate for our unsecured short-term borrowings was 3.56% during 2002.

(2) *Asset Securitization*

In 2001, we entered into an agreement with a financial institution to sell, on a continuous basis, an undivided interest in a specific pool of our current domestic accounts receivables. Pursuant to this agreement, we periodically sell certain trade accounts receivable to a wholly-owned bankruptcy-remote subsidiary. The subsidiary was formed to purchase accounts receivable and, in turn, sell participating interests in such accounts receivable to a financial institution. The sale of participating interests is limited to a percentage of receivables sold to the subsidiary. In accordance with SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,* the related receivables are removed from the Consolidated Balance Sheets and the subsidiary records a retained interest for the amount of receivables sold in excess of cash received. Our retained interest in the receivables pool is valued based on the recoverable value. We have retained servicing responsibilities and a subordinated interest in the receivables sold. There is no recourse against us for failure of debtors to pay when due on account of debtor's bankruptcy or inability to pay, and our retained interest in the receivables pool is subordinate to the investors' interests. We are permitted to securitize up to $75.0 million under this agreement. If our credit rating falls below BBB− from Standard & Poor's or Baa3 from Moody's, the financial institution has no further obligation to purchase our accounts receivable. We currently pay a program fee on participating interests at a variable rate based on the financial institution's commercial paper rate plus other fees. This agreement has been extended through December 2003.

Contractual Obligations

The following summarizes our contractual cash obligations and contingent commitments.

	Payments Due by Period				
Obligations and Commitments	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
			(In millions)		
Short-term Debt(1)	$ 350.2	$ 350.2	$ —	$ —	$ —
Noncancellable Operating Leases	143.5	24.3	35.4	25.5	58.3
Senior Notes(2)	550.0	—	—	200.0	350.0
Other Long-term Debt(3)	24.1	10.3	7.7	2.7	3.4
Total Contractual Cash Obligations	$1,067.8	$ 384.8	$ 43.1	$ 228.2	$411.7
Letters of Credit(4)	$ 79.6	$ 68.2	$ 8.1	$ 1.6	$ 1.7

(1) *Short-term Debt*

At December 31, 2002, we had $274.9 million in borrowings under revolving credit facilities and $75.3 million in unsecured short-term borrowings outstanding under the uncommitted facilities.

(2) *Senior Notes and Derivative Instruments*

On November 16, 2001, we issued $350.0 million Senior Notes due November 15, 2011. Interest on the 6⅝% Senior Notes is payable semi-annually on May 15 and November 15.

We have outstanding $200.0 million of publicly traded 7¼% Senior Notes due May 15, 2006. Interest on the 7¼% Senior Notes is payable semi-annually on May 15 and November 15. During 2002, we had two interest rate swap agreements to reduce the exposure on our $200.0 million Senior Notes. The objective of the swaps was to protect the debt against changes in fair value and to take advantage of the interest rates then available. In October 2002, we terminated both swap agreements and received $13.9 million in cash as settlement. The cash received was recorded against the fair value of the agreements at the time of settlement and the resulting gain will be amortized over the remaining life of the 7¼% Senior Notes as a reduction to interest expense.

(3) *Other Long-term Debt*

As of December 31, 2002, we had various other debt outstanding of $24.1 million, primarily related to foreign bank and other debt and capital leases.

(4) *Letters of Credit*

We also execute letters of credit in the normal course of business. While these obligations are not normally called, it should be noted that these obligations could be called at anytime prior to the expiration date. The letters of credit classified as due after five years do not have a maturity date.

Other Commitments

In connection with the corporate reorganization, Weatherford International Ltd. fully and unconditionally guaranteed the following obligations of Weatherford International, Inc.: (1) the three-year multi-currency revolving credit facility, (2) the five-year unsecured credit agreement, (3) the 7¼% Senior Notes, (4) the 6⅝% Senior Notes, (5) the Zero Coupon Debentures and (6) the Convertible Preferred Debentures. In addition, we and Weatherford International, Inc. fully and unconditionally guaranteed certain domestic subsidiaries' performance obligations relating to the asset securitization, including their payment obligations.

Capital Expenditures

Our capital expenditures for 2002 were $268.7 million and primarily related to our new technologies, drilling equipment, fishing tools and tubular service equipment. During 2002, we received proceeds of approximately $21 million from tools lost down hole. Capital expenditures in 2003 are expected to be approximately $250.0 million, of this amount approximately $125 million is for betterments and improvements and $125 million is for growth.

Shell License

On February 28, 2002, we issued a warrant to purchase approximately 3.2 million of our common shares at $60 per share, with a nine-year exercisable life beginning one year after the issue date. The warrant holder may exercise the warrant and settlement may occur through physical delivery, net share settlement, net cash settlement or a combination thereof. The warrant also may be converted into common shares at any time after the third anniversary of the issue date. We issued these warrants to Shell as partial consideration for a worldwide license to Shell Technology Ventures' expandable technology. Expandable technology refers to both slotted and solid expandables, related tools and accessories and specialized expansion systems. Under the terms of the agreement, we received a global license to Shell's existing and future expandable tubular intellectual property and immediate access to the U.S. market for use of our Completion Systems Division's Expandable Sand Screen (ESS™) system. Additional consideration includes $65.0 million in cash and a $20.0 million promissory note which was paid in December 2002. We also received a 50% reduction in the royalty rate we historically paid for Shell licensed technology sales. The license is being amortized over the life of the agreement, which is 17 years.

In addition to the aforementioned cash obligations, we have contractual obligations related to our debentures, which may be settled in cash, equity or a combination thereof as follows:

Zero Coupon Convertible Senior Debentures

On June 30, 2000, we completed the private placement of $910.0 million face amount of our Zero Coupon Convertible Senior Debentures. These debentures were issued at $501.6 million providing the holders with an annual 3% yield to maturity. As of December 31, 2002, the accreted amount was $540.4 million.

Holders may convert the Zero Coupon Convertible Senior Debentures into our common shares at any time before maturity at a conversion rate of 9.9970 shares per $1,000 principal amount at maturity or an initial conversion price of $55.1425 per common share. The effective conversion price will increase as the accreted value of the Zero Coupon Convertible Senior Debentures increases. We may redeem the Zero Coupon Convertible Senior Debentures on or after June 30, 2005 at the accreted amount at the time of redemption as provided for in the indenture agreement. The holders also may require us to repurchase the Zero Coupon Convertible Senior Debentures on June 30, 2005, June 30, 2010 and June 30, 2015 at the accreted amount. The accreted value will be $582.2 million, $675.6 million and $784.1 million as of June 30, 2005, 2010 and 2015, respectively. We may, at our election, repurchase the debentures in cash, common shares or a combination thereof. The Zero Coupon Convertible Senior Debentures are unsecured, ranking equal in right of payment with all other unsecured and unsubordinated indebtedness and will rank senior to any future subordinated indebtedness.

Convertible Preferred Debentures

In November 1997, we sold $402.5 million principal amount of our 5% Convertible Subordinated Preferred Equivalent Debentures due 2027. The Convertible Preferred Debentures bear interest at an annual rate of 5%, paid quarterly starting February 1, 1997, and are convertible into our common shares. The conversion rate, as adjusted for our spin-off of Grant Prideco, is $53.34 per share.

We have the right to redeem the Convertible Preferred Debentures at redemption prices provided for in the indenture. The Convertible Preferred Debentures are subordinated in right of payment of principal and interest to the prior payment in full of certain existing and all future senior indebtedness. We also have the right, but have not exercised such right, to defer payments of interest on the Convertible Preferred Debentures by extending the quarterly interest payment period for up to 20 consecutive quarters at any time when we are not in default in the payment of interest.

Related Party Agreements

Our Chairman, President and Chief Executive Officer is also the Chairman of the Board of Directors of Grant Prideco. In addition, four of our directors serve on both our and Grant Prideco's Boards of Directors. In connection with the April 2000 spin-off of Grant Prideco, we entered into a preferred customer agreement pursuant to which we agreed, for a three-year period, to purchase at least 70% of our requirements of drill stem products from Grant Prideco. The price for those products will be at a price not greater than that which Grant Prideco sells to its best similarly situated customers. We are entitled to apply against our purchases a drill stem credit of $30.0 million, subject to a limitation of the application of the credit to no more than 20% of any purchase. As of December 31, 2002, we had $16.9 million remaining of the drill stem credit.

New Accounting Pronouncements

In August 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, *Accounting for Asset Retirement Obligations* ("SFAS No. 143"). SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. This standard requires entities to record the fair value of a liability for an asset retirement obligation in the period incurred. We do not anticipate the adoption of SFAS No. 143 as of January 1, 2003, will have a material effect on our consolidated financial statements.

Effective January 1, 2002, we adopted SFAS No. 144, *Accounting for the Impairment of Disposal of Long-Lived Assets,* which provides updated guidance concerning the recognition and measurement of an impairment loss for certain types of long-lived assets and modifies the accounting and reporting of discontinued operations. The adoption of SFAS No. 144 did not have an impact on our consolidated financial statements. During 2002, we sold three businesses. We determined that the discontinued operations provisions of SFAS No. 144 did not apply to these transactions as neither the proceeds from the sale nor the business' financial position or results of operations were material.

In April 2002, the FASB issued SFAS No. 145, *Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections.* SFAS No. 145, which is effective for fiscal years beginning after May 15, 2002, provides guidance for income statement classification of gains and losses on extinguishment of debt and accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. We do not believe the adoption of this statement will have a material impact on our consolidated financial statements.

In July 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities.* SFAS No. 146 requires companies to recognize costs associated with restructurings, discontinued operations, plant closings, or other exit or disposal activities, when incurred as opposed to when the entity commits to an exit plan under Emerging Issues Task Force No. 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).* The provisions of this statement are effective for exit or disposal activities initiated after December 31, 2002. We plan to adopt the standard as of the effective date and will implement its provisions on a prospective basis.

In November 2002, FASB Interpretation ("FIN") No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* ("FIN No. 45") was issued. FIN No. 45 requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN No. 45 also expands the disclosures required to be made by a guarantor about its obligation under certain guarantees that is has issued. Initial recognition and measurement provisions of FIN No. 45 are applicable on a prospective basis to guarantees issued or modified. The disclosure requirements are effective immediately. We do not expect FIN No. 45 to have a material effect on our consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation — Transition and Disclosure* ("SFAS No. 148"). SFAS No. 148 amends SFAS No. 123, *Accounting for Stock-Based Compensation,* to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for fiscal years beginning after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods ending after December 15, 2002. The adoption of SFAS No. 148 did not have an effect on our financial position, results of operations, or cash flows.

In January 2003, FIN No. 46, Consolidation of Variable Interest Entities ("FIN No. 46") was issued. FIN No. 46 requires that companies that control another entity through interests other than voting interests should consolidate the controlled entity. FIN No. 46 applies to variable interest entities created after January 31, 2003, and applies in the first interim period beginning after June 15, 2003 to variable interest entities created before February 1, 2003. The related disclosure requirements are effective immediately. We are currently evaluating the impact this interpretation will have on our consolidated financial statements.

Item 7A. *Quantitative and Qualitative Disclosure About Market Risk*

We are currently exposed to market risk from changes in foreign currency and changes in interest rates. A discussion of our market risk exposure in financial instruments follows.

Foreign Currency Exchange Rates

Because we operate in virtually every oil and gas exploration and production region in the world, we conduct a portion of our business in currencies other than the U.S. dollar. The functional currency for most of our international operations is the applicable local currency. Although most of our international revenues are denominated in the local currency, the effects of foreign currency fluctuations are partly mitigated because local expenses of such foreign operations are also generally denominated in the same currency.

Assets and liabilities of which the functional currency is the local currency are translated using the exchange rates in effect at the balance sheet date, resulting in translation adjustments that are reflected as accumulated other comprehensive loss in the shareholders' equity section on our Consolidated Balance Sheets. Approximately 30.0% of our net assets are impacted by changes in foreign currencies in relation to the U.S. dollar. We recorded a $29.3 million adjustment to our equity account for the year ended December 31, 2002 to reflect the net impact of the strengthening in various foreign currencies against the U.S. dollar.

Interest Rates

We are subject to interest rate risk on our long-term fixed interest rate debt and, to a lesser extent, variable-interest rate borrowings. Our long-term borrowings subject to interest rate risk primarily consist of the $350.0 million principal of the 6⅝% Senior Notes due 2011, $200.0 million principal of the 7¼% Senior Notes due 2006, the $402.5 million principal of the 5% Convertible Subordinated Preferred Equivalent Debentures due 2027 and the $910.0 million Zero Coupon Senior Convertible Debentures due 2020. Changes in interest rates would, assuming all other things being equal, cause the fair market value of debt with a fixed interest rate to increase or decrease, and thus increase or decrease the amount required to refinance the debt. As of December 31, 2002 and 2001, the fair value of the 6⅝% Senior Notes was $383.4 million and $332.5 million, respectively. The fair value of the 7¼% Senior Notes was $222.8 million and $209.5 million as of December 31, 2002 and 2001, respectively. The fair value of both Senior Notes is principally dependent on changes in prevailing interest rates. As of December 31, 2002 and 2001, the fair market value of the Convertible Preferred Debentures was $385.8 million and $347.1 million, respectively, and the fair market value of the Zero Coupon Convertible Debentures was $588.1 million and $534.5 million, respectively. The fair value of the Convertible Preferred Debentures and the Zero Coupon Debentures are principally dependent on both prevailing interest rates and our current share price as it relates to the conversion price of $53.34 per common share and $55.1425 per common share, respectively.

We have various other long-term debt instruments but believe that the impact of changes in interest rates in the near term will not be material to these instruments. Short-term borrowings of $350.2 million at December 31, 2002 and $163.5 million at December 31, 2001 approximate fair market value.

Item 8. *Financial Statements and Supplementary Data*

INDEX TO FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE

REPORT OF INDEPENDENT AUDITORS

To the Shareholders and Board of Directors
Weatherford International Ltd.

We have audited the accompanying consolidated balance sheets of Weatherford International Ltd. and Subsidiaries, the successor of Weatherford International, Inc., as of December 31, 2002 and 2001, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the two years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits. The consolidated financial statements of Weatherford International, Inc. as of December 31, 2000 and for the year then ended were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those consolidated financial statements in their report dated March 16, 2001.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Weatherford International Ltd. and Subsidiaries at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 10 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142") in 2002.

As discussed above, the financial statements of Weatherford International, Inc. as of December 31, 2000, and for the year then ended were audited by other auditors who have ceased operations. As described in Notes 1 and 10, these financial statements have been revised. We audited the reclassification adjustments described in Note 1 — Reclassifications that were applied to revise the 2000 financial statements. We also applied audit procedures to the transitional disclosures required by SFAS No. 142 in Note 10 with respect to 2000. Our audit procedures included (a) agreeing the previously reported net loss from continuing operations and reported loss from discontinued operations to the previously issued financial statements, (b) agreeing the adjustments to reported net loss from continuing operations and reported net loss from discontinued operations representing amortization expense (net of tax effect) recognized in 2000 related to goodwill to the Company's underlying records obtained from management, and (c) testing the mathematical accuracy of the reconciliation of adjusted net loss to reported loss from continuing operations, and the related loss per share amounts. In our opinion, such reclassification adjustments and disclosures are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2000 financial statements of the Company other than with respect to such reclassification adjustments and disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2000 financial statements taken as a whole.

Ernst & Young LLP

Houston, Texas
February 3, 2003

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders of Weatherford International, Inc.:

We have audited the accompanying consolidated balance sheet of Weatherford International, Inc. (a Delaware corporation) and subsidiaries as of December 31, 2000 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the two years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Weatherford International, Inc. and subsidiaries as of December 31, 2000, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The schedule listed in the index to financial statements is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic consolidated financial statements. The schedule has been subjected to the auditing procedures applied in our audits of the basic consolidated financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic consolidated financial statements taken as a whole.

Arthur Andersen LLP

Houston, Texas
March 16, 2001

NOTE: The report of Arthur Andersen LLP presented above is a copy of a previously issued Arthur Andersen LLP report and said report has not been reissued by Arthur Andersen LLP nor has Arthur Andersen LLP provided a consent to the inclusion of its report in this Form 10-K.

WEATHERFORD INTERNATIONAL LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In thousands, except par value)

	December 31, 2002	December 31, 2001
ASSETS		
Current Assets:		
Cash and Cash Equivalents	$ 48,837	$ 88,832
Accounts Receivable, Net of Allowance for Uncollectible Accounts of $18,088 in 2002 and $18,021 in 2001	485,178	462,145
Inventories	547,744	504,986
Current Deferred Tax Assets	84,963	69,985
Other Current Assets	92,517	105,385
	1,259,239	1,231,333
Property, Plant and Equipment, at Cost:		
Land, Buildings and Other Property	234,709	226,288
Rental and Service Equipment	1,435,618	1,274,017
Machinery and Other	549,938	484,257
	2,220,265	1,984,562
Less: Accumulated Depreciation	1,094,103	944,946
	1,126,162	1,039,616
Goodwill, Net	1,497,302	1,383,272
Equity Investments in Unconsolidated Affiliates	285,901	483,038
Other Intangible Assets, Net	259,733	104,825
Other Assets	66,652	54,278
	$4,494,989	$4,296,362
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Short-term Borrowings and Current Portion of Long-term Debt	$ 364,272	$ 190,229
Accounts Payable	186,326	219,630
Accrued Salaries and Benefits	80,719	105,398
Foreign Income Taxes Payable	53,790	48,921
Other Current Liabilities	192,370	195,419
	877,477	759,597
Long-term Debt	570,991	572,733
Zero Coupon Convertible Senior Debentures	540,416	524,561
Deferred Tax Liabilities	34,399	94,967
Other Liabilities	94,710	103,764
5% Convertible Subordinated Preferred Equivalent Debentures	402,500	402,500
Commitments and Contingencies		
Shareholders' Equity:		
Common Shares, $1 Par Value, Authorized 500,000 and 250,000 Shares, Issued 130,799 and 129,852 Shares, Respectively	130,799	129,852
Capital in Excess of Par Value	1,987,702	1,912,528
Treasury Shares, Net	(258,125)	(294,986)
Retained Earnings	262,020	268,050
Accumulated Other Comprehensive Loss	(147,900)	(177,204)
	1,974,496	1,838,240
	$4,494,989	$4,296,362

The accompanying notes are an integral part of these consolidated financial statements.

WEATHERFORD INTERNATIONAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

	Year Ended December 31, 2002	2001	2000
Revenues:			
Products	$1,120,054	$1,013,821	$ 797,146
Services and Rentals	1,208,876	1,314,894	1,017,115
	2,328,930	2,328,715	1,814,261
Costs and Expenses:			
Cost of Products	718,240	638,167	526,062
Cost of Services and Rentals	863,902	843,811	702,024
Research and Development	79,586	50,777	42,950
Selling, General and Administrative Attributable to Segments	349,528	368,345	333,005
Corporate General and Administrative	44,097	39,669	36,976
Equity in (Earnings) Losses of Unconsolidated Affiliates, Net of Impairment Charge	192,753	(21,528)	(3,402)
Non-recurring and Asset Impairment Charges	15,437	—	56,318
	2,263,543	1,919,241	1,693,933
Operating Income	65,387	409,474	120,328
Other Income (Expense):			
Interest Income	2,641	2,617	11,265
Interest Expense	(85,523)	(74,006)	(59,262)
Other, Net	7,660	502	(1,056)
Income (Loss) Before Income Taxes and Minority Interest	(9,835)	338,587	71,275
Benefit (Provision) for Income Taxes	4,356	(123,048)	(32,933)
Provision for Income Taxes Related to Deconsolidation of Business	—	—	(76,517)
Income (Loss) Before Minority Interest	(5,479)	215,539	(38,175)
Minority Interest, Net of Taxes	(551)	(888)	(717)
Income (Loss) from Continuing Operations	(6,030)	214,651	(38,892)
Loss from Discontinued Operations, Net of Taxes	—	—	(3,458)
Net Income (Loss)	$ (6,030)	$ 214,651	$ (42,350)
Basic Earnings (Loss) Per Share:			
Income (Loss) from Continuing Operations	$ (0.05)	$ 1.88	$ (0.36)
Loss from Discontinued Operations	—	—	(0.03)
Net Income (Loss) Per Share	$ (0.05)	$ 1.88	$ (0.39)
Basic Weighted Average Shares Outstanding	120,058	114,018	109,457
Diluted Earnings (Loss) Per Share:			
Income (Loss) from Continuing Operations	$ (0.05)	$ 1.76	$ (0.36)
Loss from Discontinued Operations	—	—	(0.03)
Net Income (Loss) Per Share	$ (0.05)	$ 1.76	$ (0.39)
Diluted Weighted Average Shares Outstanding	120,058	133,255	109,457

The accompanying notes are an integral part of these consolidated financial statements.

WEATHERFORD INTERNATIONAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In thousands, except par value)

	Common Shares $1 Par	Capital in Excess of Par Value	Retained Earnings	Cumulative Foreign Currency Translation Adjustment	Treasury Shares			Total Shareholders' Equity
					Shares	Share Value	Deferred Compensation	
Balance at December 31, 1999 ...	$120,200	$1,526,648	$ 586,310	$ (89,797)	(11,958)	$(309,963)	$10,286	$1,843,684
Total Comprehensive Loss	—	—	(42,350)	(51,310)	—	—	—	(93,660)
Shares Issued in Acquisitions.....	1,386	57,865	—	—	—	—	—	59,251
Shares Issued Under Employee Benefit Plans	18	685	—	—	—	—	—	703
Stock Options Exercised.........	352	6,671	—	—	(13)	(525)	—	6,498
Tax Benefit of Options Exercised	—	2,191	—	—	—	—	—	2,191
Purchase of Treasury Shares for Executive Deferred Compensation Plan, Net of Distributions and Forfeitures ...	—	—	—	—	(25)	(2,121)	1,799	(322)
Distribution of Grant Prideco, Inc.	—	—	(490,561)	14,465	—	—	(3,791)	(479,887)
Balance at December 31, 2000 ...	121,956	1,594,060	53,399	(126,642)	(11,996)	(312,609)	8,294	1,338,458
Total Comprehensive Income (Loss).....................	—	—	214,651	(54,187)	—	—	—	160,464
Shares Issued in Acquisitions.....	7,244	306,239	—	—	—	—	—	313,483
Shares Issued Under Employee Benefit Plans	14	631	—	—	—	—	—	645
Stock Options Exercised.........	638	1,563	—	—	448	10,263	—	12,464
Tax Benefit of Options Exercised	—	10,035	—	—	—	—	—	10,035
Purchase of Treasury Shares for Executive Deferred Compensation Plan, Net of Distributions and Forfeitures ...	—	—	—	—	21	(2,000)	1,066	(934)
Deconsolidation of Compression Services Division	—	—	—	3,625	—	—	—	3,625
Balance at December 31, 2001 ...	129,852	1,912,528	268,050	(177,204)	(11,527)	(304,346)	9,360	1,838,240
Total Comprehensive Income (Loss).....................	—	—	(6,030)	29,304	—	—	—	23,274
Shares Issued in Acquisitions.....	370	15,253	—	—	(187)	(8,620)	—	7,003
Stock Options Exercised.........	1,775	22,206	—	—	366	9,159	—	33,140
Tax Benefit of Options Exercised	—	15,694	—	—	—	—	—	15,694
Purchase of Treasury Shares for Executive Deferred Compensation Plan, Net of Distributions and Forfeitures ...	—	—	—	—	(20)	(2,703)	2,848	145
Issuance of Warrants for Acquisition of License.........	—	57,000	—	—	—	—	—	57,000
Retirement of Treasury Shares ...	(1,198)	(34,979)	—	—	1,198	36,177	—	—
Balance at December 31, 2002 ...	$130,799	$1,987,702	$ 262,020	$(147,900)	(10,170)	$(270,333)	$12,208	$1,974,496

The accompanying notes are an integral part of these consolidated financial statements.

WEATHERFORD INTERNATIONAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,		
	2002	2001	2000
Cash Flows From Operating Activities:			
Net Income (Loss)	$ (6,030)	$ 214,651	$ (42,350)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by Operating Activities:			
Depreciation and Amortization	214,918	208,129	199,109
Gain on Sale of Assets, Net	(23,928)	(11,037)	(12,860)
Provision for Uncollectible Accounts Receivable	1,784	4,543	5,158
Equity in (Earnings) Losses of Unconsolidated Affiliates, Net of Impairment Charges	192,753	(21,528)	(3,402)
Non-cash Portion of Non-recurring and Asset Impairment Charges	11,689	—	51,664
Amortization of Original Issue Discount	15,855	15,390	7,525
Deferred Income Tax Provision (Benefit) from Continuing Operations	(93,798)	50,374	74,965
Net Loss from Discontinued Operations	—	—	3,458
Other	2,263	642	2,516
Change in Assets and Liabilities, Net of Effects of Businesses Acquired:			
Accounts Receivable	53,859	(71,826)	(135,682)
Inventories	(35,775)	(98,383)	(74,628)
Other Current Assets	52,663	(1,490)	(14,197)
Accounts Payable	(38,578)	3,321	65,158
Accrued Current Liabilities	(64,686)	(12,181)	13,233
Other, Net	(13,172)	(31,637)	4,506
Net Cash Provided by Continuing Operations	269,817	248,968	144,173
Net Cash Used by Discontinued Operations	—	—	(11,670)
Net Cash Provided by Operating Activities	269,817	248,968	132,503
Cash Flows From Investing Activities:			
Acquisition of Businesses, Net of Cash Acquired	(111,754)	(423,161)	(151,024)
Capital Expenditures for Property, Plant and Equipment	(268,687)	(339,425)	(266,560)
Acquisition of License	(65,000)	—	—
Buyout of Minority Interest	—	(206,500)	—
Proceeds from Sale of Businesses	13,234	—	14,084
Proceeds from Sale of Property, Plant and Equipment	27,420	29,732	33,413
Proceeds from Sale and Leaseback of Equipment	—	—	60,069
Proceeds from Grant Prideco, Inc. Note Receivable	—	—	100,000
Capital Expenditures of Discontinued Operations	—	—	(5,056)
Net Cash Used by Investing Activities	(404,787)	(939,354)	(215,074)
Cash Flows From Financing Activities:			
Proceeds (Repayments) under Asset Securitization, Net	(71,846)	140,795	—
Borrowings (Repayments) under Short-term Borrowings, Net	165,104	136,364	(288,618)
Borrowings of Long-term Debt	—	347,074	11,545
Repayments on Long-term Debt	(29,738)	(12,547)	(26,342)
Issuance of Zero Coupon Convertible Senior Debentures, Net	—	—	491,868
Purchases of Treasury Shares, Net	(2,703)	(2,000)	(2,121)
Proceeds from Stock Option Exercises	34,410	13,227	6,663
Other Financing Activities, Net	(1,271)	—	186
Net Cash Provided by Financing Activities	93,956	622,913	193,181
Effect of Exchange Rate Changes on Cash and Cash Equivalents	1,019	2,497	(1,163)
Net Increase (Decrease) in Cash and Cash Equivalents	(39,995)	(64,976)	109,447
Cash and Cash Equivalents at Beginning of Year	88,832	153,808	44,361
Cash and Cash Equivalents at End of Year	$ 48,837	$ 88,832	$ 153,808

The accompanying notes are an integral part of these consolidated financial statements.

1. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Weatherford International Ltd. (a Bermuda exempted company) ("Weatherford Limited") and all majority-owned subsidiaries ("the Company"). All material intercompany accounts and transactions have been eliminated in consolidation. The Company accounts for its 50% or less-owned affiliates using the equity method of accounting as the Company does not have voting or operational control of these affiliates.

Nature of Operations

The Company is one of the largest global providers of innovative mechanical solutions, technology and services for the drilling and production sectors of the oil and gas industry.

Basis of Presentation

Effective June 26, 2002, Weatherford Limited became the parent holding company of Weatherford International, Inc. ("Weatherford Inc.") following a corporate reorganization. Upon consummation of the merger, the shares of Weatherford Inc. common stock automatically converted into the right to receive Weatherford Limited common shares, $1.00 par value ("Common Shares"). In the merger, Common Shares were issued to holders of Weatherford Inc. common stock. In the consolidated financial statements for all periods presented, the stockholders of Weatherford Inc. are referred to as shareholders of the Company, and as such, Weatherford Inc.'s common stock, $1.00 par value, will be referred to as Common Shares.

In October 1999, the Board of Directors of Weatherford Inc. approved a plan to distribute all of the outstanding shares of common stock of its wholly owned subsidiary, Grant Prideco, Inc. (the "Spin-off"), to holders of Common Shares. These shares were distributed at the close of business on April 14, 2000 to shareholders of record as of March 23, 2000. In connection with and prior to the Spin-off, the Company transferred its drilling products businesses to Grant Prideco, Inc. ("Grant Prideco"). As a result, the accompanying financial statements reflect the operations of Grant Prideco as discontinued operations.

Reclassifications

Research and development expenditures are expensed as incurred. In the 2001 and 2000 Annual Reports on Form 10-K, the Company included Research and Development expenses as components of Cost of Products, Cost of Services and Rentals, and Selling, General and Administrative Attributable to Segments. Such amounts have been reclassified to conform to the 2002 presentation in the accompanying Statement of Operations.

Reclassifications were also made to the 2001 and 2000 statements of cash flows to conform to the 2002 presentation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period and disclosure of contingent liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to bad debts, inventories, investments, intangible assets and goodwill, property, plant and equipment, income taxes, insurance, employment benefits and contingent liabilities. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

Account Receivable and Allowance for Uncollectible Accounts

Accounts receivable are stated at the historical carrying amount net of write-offs and allowance for uncollectible accounts. The Company establishes an allowance for uncollectible accounts receivable based on historical experience and any specific customer collection issues that the Company has identified. Uncollectible accounts receivable are written off when a settlement is reached for an amount that is less than the outstanding historical balance or when the Company has determined the balance will not be collected.

Inventories

Inventories are valued using the first-in, first-out ("FIFO") method and are stated at the lower of cost or market.

Property, Plant and Equipment

Property, plant and equipment, both owned and under capital lease, is carried at cost. Maintenance and repairs are expensed as incurred. The cost of renewals, replacements and betterments is capitalized. Depreciation on fixed assets, including those under capital leases, is computed using the straight-line method over the estimated useful lives. Depreciation expense for the years ended December 31, 2002, 2001 and 2000 was $198.9 million, $160.5 million and $153.8 million, respectively. The estimated useful lives of the major classes of property, plant and equipment are as follows:

	Estimated Useful Lives
Buildings and other property	5-45 years
Rental and service equipment	3-15 years
Machinery and other	3-20 years

Long-lived Assets

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("SFAS No. 144"), long-lived assets, excluding goodwill and indefinite-lived intangibles, to be held and used by the Company are reviewed to determine whether any events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. SFAS No. 144 modifies SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of* ("SFAS No. 121"). The asset impairment charges during 2000 were recorded under the provisions of SFAS No. 121. For long-lived assets to be held and used, the Company bases its evaluation on impairment indicators such as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements and other external market conditions or factors that may be present. If such impairment indicators are present or other factors exist that indicate that the carrying amount of the asset may not be recoverable, the Company determines whether an impairment has occurred through the use of an undiscounted cash flows analysis of the asset at the lowest level for which identifiable cash flows exist. If an impairment has occurred, the Company recognizes a loss for the difference between the carrying amount and the fair value of the asset. The fair value of the asset is measured using quoted market prices or, in the absence of quoted market prices, is based on an estimate of discounted cash flows. Assets are classified as held for sale when the Company has a plan for disposal of certain assets and those assets meet the held for sale criteria of SFAS No. 144. In 2000, the Company announced the merger of essentially all of its Compression Services Division and determined that there was an impairment of its assets held for sale (See Note 4).

Goodwill and Indefinite-Lived Intangibles

In accordance with SFAS No. 142, *Goodwill and Other Intangible Assets* ("SFAS No. 142"), the Company tests for the impairment of goodwill and other intangible assets with indefinite lives on at least an annual basis. The Company's goodwill impairment test involves a comparison of the fair value of each of the Company's reporting units, as defined under SFAS No. 142, with its carrying amount. The Company's indefinite-lived asset impairment test involves a comparison of the fair value of the intangible and its carrying value. The fair value is determined using discounted cash flows and other market-related valuation models, including earnings multiples and comparable asset market values. Prior to the adoption of SFAS No. 142, goodwill was amortized on a straight line basis over the lesser of the estimated useful life or 40 years. In conjunction with the adoption of this statement, the Company has discontinued the amortization of goodwill.

Environmental Expenditures

Environmental expenditures that relate to the remediation of an existing condition caused by past operation and that do not contribute to future revenues are expensed. Liabilities for these expenditures are recorded when it is probable that obligations have been incurred and costs can be reasonably estimated. Estimates are based on available facts and technology, enacted laws and regulations and the Company's prior experience in remediation of contaminated sites. Accrued undiscounted environmental liabilities were $6.0 million and $5.0 million at December 31, 2002 and 2001, respectively.

Foreign Currency Translation

The functional currency for most of the Company's international operations is the applicable local currency. Results of operations for foreign subsidiaries with functional currencies other than the U.S. dollar are translated using average exchange rates during the period. Assets and liabilities of these foreign subsidiaries are translated using the exchange rates in effect at the balance sheet dates, and the resulting translation adjustments are included as Accumulated Other Comprehensive Loss, a component of shareholders' equity. Currency transaction gains and losses are reflected in the Company's results of operations during the period incurred.

Stock Options

In December 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 148, *Accounting for Stock-Based Compensation-Transition and Disclosure* ("SFAS No. 148"). SFAS No. 148 amends SFAS No. 123, *Accounting for Stock-Based Compensation* ("SFAS No. 123") to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. As permitted under SFAS No. 123, the Company continues to use the intrinsic value method of accounting established by Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees,* to account for its stock-based compensation programs. Accordingly, no compensation expense is recognized when the exercise price of an employee stock option is equal to the Common Share market price on the grant date. The following illustrates the pro forma effect on net income (loss) and earnings (loss) per share if the Company had applied the fair value recognition provisions of SFAS No. 123:

	Year Ended December 31,		
	2002	2001	2000
	(In thousands, except per share amounts)		
Net income (loss):			
As reported	$ (6,030)	$214,651	$(42,350)
Pro forma compensation expense, determined under fair value methods for all awards, net of income tax benefit	(42,491)	(39,883)	(27,729)
Pro forma	$(48,521)	$174,768	$(70,079)
Basic earnings (loss) per share:			
As reported	$ (0.05)	$ 1.88	$ (0.39)
Pro forma	(0.40)	1.53	(0.64)
Diluted earnings (loss) per share:			
As reported	(0.05)	1.76	(0.39)
Pro forma	(0.40)	1.46	(0.64)

For purposes of pro forma disclosures, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model. The following assumptions for 2002, 2001 and 2000, respectively, were computed on a weighted average basis: expected volatility of 60.93%, 58.93% and 45.44%, risk-free interest rate of 3.3%, 4.3% and 6.2%, expected life of 5.2, 5.4 and 4.9 years and no expected dividends. The weighted average fair value of the options granted in 2002, 2001 and 2000 was $21.20, $14.42 and $18.09, respectively. The estimated fair value of the options is amortized to proforma expense over the options' vesting period.

Accounting for Income Taxes

Under SFAS No. 109, *Accounting for Income Taxes,* income taxes have been provided based upon the tax laws and rates in the countries in which operations are conducted and income is earned. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. A valuation allowance for deferred tax assets is recorded when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized.

Revenue Recognition

Revenue for product sales is recognized when all of the following criteria have been met: a) evidence of an agreement exists, b) delivery to and acceptance by the customer has occurred, c) the price to the customer is fixed and determinable and d) collectibility is reasonably assured. Products are deemed to be accepted by the customer upon receipt of written acceptance. Revenue from rental and service agreements is recognized as earned, over the rental period and when services have been rendered, and the associated costs and expenses are recognized as incurred.

In accordance with Emerging Issues Task Force ("EITF") 00-10, *Accounting for Shipping and Handling Fees and Costs,* the Company recognizes the revenue associated with rebillable shipping and handling costs as Revenues of Products and Revenues of Services and Rentals and all costs for shipping and handling costs as Cost of Products and Cost of Services and Rentals in the accompanying Consolidated Statements of Operations.

Earnings (Loss) Per Share

Basic earnings (loss) per share for all periods presented equals net income (loss) divided by the weighted average number of Common Shares outstanding during the period. Diluted earnings per share is computed by dividing net income, as adjusted for the assumed conversion of dilutive debentures, by the weighted average number of Common Shares outstanding during the period adjusted for the dilutive effect of the Company's stock option and restricted stock plans, warrants and the incremental shares for the assumed conversion of dilutive debentures. The effect of stock option and restricted stock plans, warrants and the assumed conversion of dilutive debentures is not included in the computation for periods in which a loss from continuing operations occurs, because to do so would be anti-dilutive.

Diluted earnings per share for 2001 reflects the dilutive effect of stock option and restricted stock plans and assumed conversion of the Company's Zero Coupon Convertible Senior Debentures (the "Zero Coupon Debentures") and the Company's 5% Convertible Subordinated Preferred Equivalent Debentures (the "Convertible Preferred Debentures"), during the quarterly periods in which the conversion would have been dilutive. Net income for the dilutive earnings per share calculation for 2001 is adjusted to add back the amortization of original issue discount, net of taxes, relating to the Zero Coupon Debentures totaling $10.6 million, and interest, net of taxes, on the Convertible Preferred Debentures totaling $9.8 million. The diluted weighted average number of shares outstanding for 2001 includes 4,480 shares for the dilutive effect of the stock option and restricted stock plans and 14,757 shares for the dilutive effect of the convertible debentures.

New Reporting Requirements

In August 2001, the FASB issued SFAS No. 143, *Accounting For Asset Retirement Obligations* ("SFAS No. 143"). SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. This standard requires entities to record the fair value of a liability for an asset retirement obligation in the period incurred. The Company does not anticipate the adoption of SFAS No. 143 as of January 1, 2003, will have a material effect on its consolidated financial statements.

Effective January 1, 2002, the Company adopted SFAS No. 144, which provides updated guidance concerning the recognition and measurement of an impairment loss for certain types of long-lived assets and modifies the accounting and reporting of discontinued operations. The adoption of SFAS No. 144 did not have an impact on the consolidated financial statements of the Company. During 2002, the Company sold three businesses. The Company determined the discontinued operations provisions of SFAS No. 144 did not apply to these transactions as neither the proceeds from the sale nor the businesses' financial position or results of operations were material to the Company.

In April 2002, the FASB issued SFAS No. 145, *Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections* ("SFAS No. 145"). SFAS No. 145, which is effective for fiscal years beginning after May 15, 2002, provides guidance for income statement classification of gains and losses on extinguishment of debt and accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. The Company does not believe the adoption of this statement will have a material impact on its consolidated financial statements.

In July 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities* ("SFAS No. 146"). SFAS No. 146 requires companies to recognize costs associated with restructurings, discontinued operations, plant closings, or other exit or disposal activities, when incurred as opposed to when the entity commits to an exit plan under EITF No. 94-3, *Liability Recognition for Certain*

Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). The provisions of this statement are effective for exit or disposal activities initiated after December 31, 2002. The Company does not believe the adoption of this statement will have a material impact on its consolidated financial statements.

In November 2002, FASB Interpretation ("FIN") No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* ("FIN No. 45") was issued. FIN No. 45 requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN No. 45 also expands the disclosures required to be made by a guarantor about its obligations under certain guarantees that it has issued. Initial recognition and measurement provisions of FIN No. 45 are applicable on a prospective basis to guarantees issued or modified. The disclosure requirements are effective immediately. The Company does not expect FIN No. 45 to have a material effect on its consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148. SFAS No. 148 amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation and amends the disclosure requirements of SFAS No. 123. SFAS No. 148 is effective for fiscal years ending after December 15, 2002. The Company continues to use the intrinsic value method of accounting for stock-based compensation. As a result, the adoption of SFAS No. 148 did not have an effect on its consolidated financial statements.

In January 2003, FIN No. 46, *Consolidation of Variable Interest Entities* ("FIN No. 46") was issued. FIN No. 46 requires companies that control another entity through interests other than voting interests should consolidate the controlled entity. FIN No. 46 applies to variable interest entities created after January 31, 2003, and applies in the first interim period beginning after June 15, 2003 to variable interest entities created before February 1, 2003. The related disclosure requirements are effective immediately. The Company is currently evaluating the impact this interpretation will have on its consolidated financial statements.

2. Corporate Reorganization

Effective June 26, 2002, Weatherford Limited became the parent holding company of Weatherford Inc. following a corporate reorganization. Weatherford Inc. continues to exist as an indirect, wholly owned subsidiary of Weatherford Limited. Weatherford Limited and its subsidiaries continue to conduct the business previously conducted by Weatherford Inc. and its subsidiaries. The reorganization has been accounted for as a reorganization of entities under common control, and accordingly, did not result in any changes to the consolidated amounts of assets, liabilities or shareholders' equity.

In conjunction with the merger, Weatherford Limited fully and unconditionally guaranteed the following obligations of Weatherford Inc.: (1) the three-year multi-currency revolving credit facility, (2) the five-year unsecured credit agreement, (3) the $200.0 million 7¼% Senior Notes due 2006 (the "7¼% Senior Notes"), (4) the $350.0 million 6⅝% Senior Notes due 2011, ("the 6⅝% Senior Notes"), (5) the Zero Coupon Debentures and (6) the Convertible Preferred Debentures. In addition, Weatherford Limited and Weatherford Inc. fully and unconditionally guaranteed certain domestic subsidiaries' performance obligations relating to the asset securitization, including their payment obligations (See Note 9).

In connection with the reorganization, the Company incurred $4.5 million, $3.0 million after taxes, in transaction-related expenses. The transaction expenses relate to professional services and are reflected in Corporate General and Administrative Expenses in the accompanying Consolidated Statements of Operations for the year ended December 31, 2002.

3. Non-recurring and Asset Impairment Charge

During 2002, the Company recorded $15.4 million, $10.0 million net of taxes, in non-recurring and asset impairment charges relating to a rationalization of its businesses in light of industry conditions. The Company undertook initiatives to rationalize its business in light of the lower activity levels and the continued economic uncertainty. Initiatives approved during 2002 included a reduction in workforce, primarily in the United States and closure of two facilities. The charge related to these initiatives is summarized by division in the following table and described in greater detail below:

	Severance(1)	Asset Impairment(2)	Reversal of 2000 Non-recurring Charge(3)	Total
		(In thousands)		
Drilling and Intervention Services	$ 1,853	$ 132	$ —	$ 1,985
Completion Systems	4,810	1,580	—	6,390
Artificial Lift Systems	1,866	5,295	—	7,161
Corporate	48	4,592	(4,739)	(99)
Total	8,577	11,599	(4,739)	15,437
Utilized during 2002	(3,748)	(11,599)	4,739	(10,608)
Balance as of December 31, 2002	$ 4,829	$ —	$ —	$ 4,829

(1) In accordance with the Company's announced plan to terminate employees company-wide, it recorded severance and related costs for 849 specifically identified employees. As of December 31, 2002, 439 employees had been terminated with the remainder expected to be completed in the first half of 2003.

(2) The asset impairment primarily relates to the write-down of equipment and facilities which are held for sale as a result of the decline in market conditions. These assets, having a carrying amount of $7.7 million, have been reclassified in Other Current Assets on the accompanying Consolidated Balance Sheet as of December 31, 2002. The Company anticipates the assets will be sold by September 30, 2003.

(3) In 2000, the Company recorded a non-recurring charge of $56.3 million in connection with the merger of its Compression Services Division with Universal of which $4.7 million of estimated transaction costs were not incurred.

4. Universal Compression

Merger Transaction

On February 9, 2001, the Company completed the merger of essentially all of its Compression Services Division with and into a subsidiary of Universal in exchange for 13.75 million shares of Universal common stock. The Company retained part of the Compression Services Division, including Singapore-based Gas Services International operations, which is now consolidated within the Company's Artificial Lift Systems Division. The Universal common stock received represented approximately 48% of Universal's total common stock outstanding as of the date of the merger. Subsequent to the merger, Universal issued additional shares of common stock, and the Company's ownership declined to 45% by December 31, 2001 and remained at that level throughout 2002. Upon the closing of the merger, Universal repaid and terminated the Company's sale and leaseback arrangements and the Compression Services Division's credit facility.

In connection with this transaction, the Company recorded impairment charges in the fourth quarter of 2000 of $56.3 million, $43.0 million after taxes, and provided for deferred taxes of $76.5 million due to the exchange of a consolidated subsidiary for an equity method investment. The impairment charge reflects the difference between estimated fair value of net assets held for sale and the net book value of the Compression Services Division assets, less estimated costs to sell. The estimated fair value of assets held for sale was determined using quoted market prices and estimated selling prices. Prior to the merger, the Company operated this division in a joint venture with GE Capital. The Company paid GE Capital $206.5 million for its 36% ownership in the joint venture concurrent with the merger.

In connection with the merger with Universal, the Company and Universal entered into a Voting Agreement pursuant to which the Company agreed to certain voting limitations with respect to shares of our Universal common stock. The Voting Agreement expired in December 2001. The Company may now vote its shares at its sole discretion. The Company and Universal also entered into a Registration Rights Agreement, pursuant to which the Company was granted certain demand and piggyback registration rights for its shares of Universal common stock. Additionally, the Company entered into a Transitional Services Agreement with Universal to provide certain corporate and administrative services for a fee and reimbursement of costs and expenses for up to 120 days following the merger. Pursuant to the terms of the merger agreement, the Company also appointed three members to Universal's Board of Directors, including both the Company's Chairman, President and Chief Executive Officer and the Company's Chief Financial Officer. As long as the Company owns at least 20% of Universal's outstanding common stock, the Company has the right to designate three board members. If ownership interest falls below 20%, it may designate only two directors, and if its ownership falls below 10% the Company will no longer be entitled to designate directors to serve on Universal's Board of Directors. As of December 31, 2002, the Company had appointed three of Universal's eight board members.

Equity Investment in Universal

In connection with the merger, the Company de-consolidated the businesses that merged with Universal and recorded its investment in Universal as Equity Investments in Unconsolidated Affiliates on the accompanying Consolidated Balance Sheets. Accordingly, the Company began recording its equity interest in Universal's results of operations, based on estimates provided by Universal, as Equity in (Earnings) Losses of Unconsolidated Affiliates, Net of Impairment Charge on the accompanying Consolidated Statements of Operations. During 2002 and 2001, the Company did not receive distributions from Universal related to the Equity in (Earnings) Losses of Unconsolidated Affiliates, Net of Impairment Charge. The difference between the cost basis of the Company's investment in Universal and the Company's proportionate interest in the fair value of the net assets of Universal as of the merger date was $152.5 million and was amortized on a straight-line basis with a 40 year life through Equity in (Earnings) Losses of Unconsolidated Affiliates, Net of Impairment Charge during 2001. The Company ceased amortization beginning in 2002 in accordance with SFAS No. 142.

The Company reviews its investment in Universal for impairment in accordance with APB No. 18, *The Equity Method of Accounting for Investments in Common Stock* ("APB No. 18"). APB No. 18 requires recognition of a loss when the decline in an investment is other than temporary. In determining whether the decline is other than temporary, the Company considers the cyclical nature of the industry in which Universal operates, their historical performance, their performance in relation to their peers and the current economic environment. In the third quarter of 2002, the Company recorded a write-down of its investment in Universal by $217.1 million as it determined that the decline in the market value was other than temporary. In connection with the reduction in the carrying value of this investment, the Company recognized a tax benefit of $70.9 million, reducing the deferred tax liability related to the difference between the book carrying value and the tax basis of the investment. As of December 31, 2002, the Company's carrying value of its investment in Universal was $276.0 million and the market value of the Company's ownership interest in Universal was $263.0 million. The Company currently does not believe that this decline in the market value is other than temporary.

Summarized financial information for Universal as of and for the twelve months ended December 31, 2002 and 2001 are presented below:

	2002	2001
	(In thousands)	
Current assets	$ 262,939	$ 283,047
Noncurrent assets	1,683,776	1,088,276
Current liabilities	126,617	177,863
Noncurrent liabilities	1,097,241	447,748
Revenues	658,571	591,182
Gross profit(a)	268,728	242,476
Income before extraordinary items	38,912	41,982
Net income	38,912	38,743

(a) Gross profit is defined by Universal as total revenues less rental expense, cost of sales (excluding depreciation and amortization), gain on asset sales and interest income.

The financial statements of Universal are required by Rule 3-09 of Regulation S-X and will be filed as a part of this Form 10-K by an amendment to this Form 10-K upon the filing by Universal of their Form 10-K for the year ended March 31, 2003. Universal is required to file their Form 10-K by June 29, 2003.

5. Discontinued Operations

In October 1999, the Board of Directors of the Company approved a plan to spin-off Grant Prideco through a distribution by the Company to its shareholders of one share of stock of Grant Prideco for each Common Share held by the Company's shareholders. The distribution was completed as of the close of business on April 14, 2000 (the "Spin-off Date"). The Company's Chairman, President and Chief Executive Officer is also the Chairman of the Board of Directors of Grant Prideco. In addition, four other members serve on the Boards of Directors of both the Company and Grant Prideco.

The distribution of the net assets of discontinued operations and the related accumulated other comprehensive loss was reflected as an adjustment to Retained Earnings. The results of operations for Grant Prideco, through the Spin-off Date, are reflected in the accompanying Consolidated Statements of Operations as Loss from Discontinued Operations, Net of Taxes. Condensed results of Grant Prideco are as follows:

	Year Ended December 31, 2000
	(In thousands)
Revenues	$124,813
Loss before interest allocation and income taxes	$ (831)
Interest allocation	(2,500)
Benefit for income taxes	888
Net loss before Spin-off related costs	(2,443)
Spin-off related costs, net of taxes	(1,015)
Net loss	$ (3,458)

The Company purchases drill pipe and other related products from Grant Prideco. The purchases made prior to the Spin-off Date have been eliminated in the accompanying consolidated financial statements. The purchases eliminated by the Company for the year ended December 31, 2000 were $7.0 million. These purchases represent Grant Prideco's cost.

The results from discontinued operations include a management fee charged to Grant Prideco of $0.5 million for the year ended December 31, 2000. The fee was based on the time devoted to Grant Prideco for accounting, tax, treasury and risk management services.

Agreements Between the Company and Grant Prideco

In connection with the Spin-off, Grant Prideco and the Company entered into a tax allocation agreement (the "Tax Allocation Agreement"). Under the terms of the Tax Allocation Agreement, Grant Prideco is responsible for all taxes and associated liabilities relating to the historical businesses of Grant Prideco. The Tax Allocation Agreement also requires that any tax liabilities associated with the Spin-off will be paid by Grant Prideco.

The Tax Allocation Agreement further provides that in the event there is a tax liability associated with the historical operations of Grant Prideco that is offset by a tax benefit of the Company, the Company will apply the tax benefit against such tax liability and will be reimbursed for the value of the tax benefit when and as the Company would have been able to otherwise utilize that tax benefit for its own businesses.

In connection with the Spin-off, the Company received from Grant Prideco an unsecured subordinated note in the amount of $100.0 million with an interest rate of 10% and interest due quarterly. In December 2000, Grant Prideco repaid this note and all unpaid interest.

At the time of the Spin-off the Company entered into a preferred customer agreement with Grant Prideco pursuant to which the Company agreed, for a three-year period, to purchase at least 70% of its requirements of drill stem products from Grant Prideco. The price for those products will be at a price not greater than that which Grant Prideco sells to its best similarly situated customers. The Company is entitled to apply against its purchases a drill stem credit of $30.0 million, subject to a limitation of no more than 20% of any purchase. As of December 31, 2002, the Company had $16.9 million remaining of the drill stem credit.

6. Acquisitions

On October 23, 2002, the Company acquired Clearwater International ("Clearwater") for approximately $33.6 million, consisting of 370,155 Common Shares, cash of $15.6 million and $2.4 million payable upon receipt of additional assets in 2003. Clearwater is based in Coraopolis, Pennsylvania and is a producer and distributor of oilfield production and completion chemicals. This acquisition was integrated into the Company's Drilling and Intervention Services Division and provides key proprietary products and fluid technology in its underbalanced drilling services product line.

On November 30, 2001, the Company acquired the Johnson Screens division ("Johnson") from Vivendi Environnement for $110.0 million. Johnson is based in Minneapolis, Minnesota and is a global provider of screens for fluid-solid separation processes, including the recently-introduced Excelflo™ premium screen line and the Superflo™, Super Weld® and Thin Pack™ screens for oil and gas production. The oil and gas screen product lines were integrated into the Company's Completion Systems Division and the remaining product lines were integrated into its Artificial Lift Systems Division. This acquisition provides the Completion Systems Division and Artificial Lift Systems Division with significant manufacturing consolidation benefits, economies of scale and access to innovative new technologies.

On November 16, 2001, the Company acquired CiDRA Corporation's Optical Sensing Systems business unit ("CiDRA") for approximately $123.1 million, consisting of 1.9 million Common Shares and cash of $62.5 million. CiDRA is based in Houston, Texas and is a provider of a suite of permanent in-well fiber optic sensor systems, which include pressure and temperature gauges, flow and phase fraction systems, and an all-fiber in-well seismic system. This acquisition provides the Completion Systems Division with proprietary technology in the growing field of advanced intelligent completion and field automation systems.

On April 19, 2001, the Company acquired Orwell Group plc ("Orwell") for total consideration of approximately $251.5 million, including a final purchase price adjustment, consisting of 3.2 million Common Shares, $1.6 million in cash and $81.4 million of assumed debt which was paid in full following the closing of the transaction. Orwell, based in Aberdeen, Scotland, is an international provider of oilfield services for drilling, fishing, remediation and marine applications. This acquisition increases the Company's presence in the international markets and increases capacity. Orwell's operations were integrated into the Company's Drilling and Intervention Services Division.

On August 10, 2000, the Company acquired Alpine Oil Services Corporation ("Alpine") for one share of $1.00 par value Series A Preferred Shares ("Series A Preferred Share") (See Note 16) and exchangeable securities of one of the Company's Canadian subsidiaries that are exchangeable for Common Shares on a one-for-one basis. The approximate value of the Alpine acquisition was $54.4 million. Alpine, headquartered in Calgary, Alberta, Canada, was integrated into the Company's Drilling and Intervention Services and Completion Systems Divisions. The acquisition extends the Company's underbalanced drilling capabilities worldwide, adds new completion technology and further expands our offerings of products and services in Canada.

The Company has also effected various other acquisitions during 2002, 2001 and 2000 that were integrated into the Company's continuing operations for total consideration of approximately $103.1 million, $281.5 million and $158.0 million, respectively.

The acquisitions discussed above were accounted for using the purchase method of accounting. Results of operations for acquisitions accounted for as purchases are included in the accompanying consolidated financial statements since the date of acquisition. The purchase price was allocated to the net assets acquired based upon their estimated fair market values at the date of acquisition. The balances included in the Consolidated Balance Sheets related to the current year acquisitions are based upon preliminary information and are subject to change when final asset and liability valuations are obtained. Final valuations of assets and liabilities are obtained and recorded within one year from the date of the acquisition. Material changes in the preliminary allocations are not anticipated by management. The 2002, 2001 and 2000 acquisitions are not material individually or in the aggregate with same year acquisitions, therefore, pro forma information is not presented.

7. Cash Flow Information

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Other Current Assets at December 31, 2002 and 2001 included cash of approximately $6.4 million and $4.3 million, respectively, which was restricted as a result of bond requirements in certain foreign countries.

During the years ended December 31, 2002, 2001 and 2000, there were noncash-operating activities of $15.7 million, $10.0 million and $2.2 million, respectively, relating to tax benefits received from the exercise of nonqualified stock options. These benefits were recorded as a reduction of income taxes payable and an increase to Capital in Excess of Par Value on the accompanying Consolidated Balance Sheets.

Cash paid for interest and income taxes, net of refunds, was as follows:

	Year Ended December 31,		
	2002	2001	2000
	(In thousands)		
Interest paid	$78,018	$53,672	$54,110
Income taxes paid, net of refunds	40,127	64,783	24,390

The following summarizes investing activities relating to acquisitions integrated into the Company's continuing operations:

	Year Ended December 31,		
	2002	2001	2000
		(In thousands)	
Fair value of assets, net of cash acquired	$ 76,047	$ 384,322	$116,811
Goodwill	82,531	566,939	167,981
Total liabilities	(39,821)	(214,617)	(74,517)
Common Shares issued, net of Common Shares acquired	(7,003)	(313,483)	(59,251)
Cash consideration, net of cash acquired	$111,754	$ 423,161	$151,024

During the years ended December 31, 2002, 2001 and 2000 there were noncash-investing activities of $0.3 million, $5.0 million and $2.5 million, respectively, relating to capital leases.

During the years ended December 31, 2002 and 2001, there were noncash-financing activities related to our interest rate swaps of $14.1 million and $1.9 million, respectively (See Note 13).

8. Inventories

Inventories by category are as follows:

	December 31,	
	2002	2001
	(In thousands)	
Raw materials, components and supplies	$156,294	$143,142
Work in process	50,874	49,544
Finished goods	340,576	312,300
	$547,744	$504,986

Work in process and finished goods inventories include the cost of materials, labor and plant overhead.

9. Asset Securitization

In 2001, Weatherford Inc. entered into an agreement with a financial institution to sell, on a continuous basis, an undivided interest in a specific pool of domestic accounts receivable of Weatherford Inc. and its subsidiaries. Pursuant to this agreement, Weatherford Inc. periodically sells certain trade accounts receivables to a wholly-owned bankruptcy-remote subsidiary of the Company, W1 Receivables, L.P. ("W1"). W1 was formed to purchase accounts receivables and, in turn, sell participating interests in such accounts receivables to a financial institution. The sale of participating interests is limited to a percentage of receivables sold to W1. In accordance with SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,* the related receivables are removed from the Consolidated Balance Sheets and W1 records a retained interest for the amount of receivables sold in excess of cash received. The Company's retained interest in the receivables pool is valued based on the recoverable value. In this transaction, the Company retains servicing responsibilities and a subordinated interest in the receivables sold. There is no recourse against the Company for failure of debtors to pay when due on account of debtor's bankruptcy or inability to pay, and the Company's retained interest in the receivables pool is subordinate to the investors' interests. This agreement was extended through December 2003.

Weatherford Inc. is permitted to securitize up to $75.0 million under this agreement. If Weatherford Limited's or Weatherford Inc.'s credit rating falls below BBB– from Standard and Poor's or Baa3 from

Moody's, the financial institution has no further obligation to purchase the accounts receivable. In connection with the reorganization, Weatherford Limited and Weatherford Inc. fully and unconditionally guaranteed certain domestic subsidiaries' performance obligations relating to the asset securitization, including their payment obligations. Weatherford Inc. currently pays a program fee on participating interests at a variable rate based on the financial institution's commercial paper rate plus other fees. Program fees totaled $2.2 million and $2.3 million for the years ended December 31, 2002 and 2001, respectively, and are included in Other Income (Expense) on the accompanying Consolidated Statements of Operations. Weatherford Inc. had received $68.9 million and $140.8 million for purchased interests and had retained interests in receivables sold of $143.6 million and $100.7 million as of December 31, 2002 and 2001, respectively.

10. Goodwill

In June 2001, the FASB issued SFAS No. 142, which provides for the non-amortization of goodwill and other intangible assets with indefinite lives and requires that such assets be tested for impairment at least on an annual basis. The Company adopted SFAS No. 142 effective January 1, 2002 and has applied the non-amortization provision. During the second quarter of 2002, the Company completed the transitional goodwill impairment test prescribed in SFAS No. 142 with respect to existing goodwill at the date of adoption. In addition, the Company completed its annual goodwill impairment test as of October 1, 2002. The Company's goodwill impairment test involves a comparison of the fair value of each of the Company's reporting units, as defined under SFAS No. 142, with its carrying amount. The Company's reporting units correspond to the Company's business segments, namely Drilling and Intervention Services, Completion Systems and Artificial Lift Systems. The fair value is determined using discounted cash flows and other market-related valuation models. As both calculations indicated that the fair value of each reporting unit exceeded its carrying amount, none of the Company's goodwill was impaired. The Company will continue to test its goodwill annually on a consistent measurement date unless events occur or circumstances change between annual tests that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

The following table provides net income (loss) and earnings (loss) per share information had the non-amortization provision been in effect for the years ended December 31, 2001 and 2000:

	Year Ended December 31, 2001	Year Ended December 31, 2000
	(In thousands, except per share amounts)	
Net income (loss):		
Reported income (loss) from continuing operations	$214,651	$(38,892)
Goodwill amortization from continuing operations, net of taxes	36,892	34,278
Adjusted income (loss) from continuing operations	251,543	(4,614)
Reported loss from discontinued operations	—	(3,458)
Goodwill amortization from discontinued operations, net of taxes	—	1,433
Adjusted net income (loss)	$251,543	$ (6,639)
Basic earnings (loss) per share:		
Reported income (loss) from continuing operations	$ 1.88	$ (0.36)
Goodwill amortization from continuing operations, net of taxes	0.33	0.32
Adjusted income (loss) from continuing operations	2.21	(0.04)
Reported loss from discontinued operations	—	(0.03)
Goodwill amortization from discontinued operations, net of taxes	—	0.01
Adjusted net income (loss)	$ 2.21	$ (0.06)
Diluted earnings (loss) per share:		
Reported income (loss) from continuing operations	$ 1.76	$ (0.36)
Goodwill amortization from continuing operations, net of taxes	0.28	0.32
Adjusted income (loss) from continuing operations	2.04	(0.04)
Reported loss from discontinued operations	—	(0.03)
Goodwill amortization from discontinued operations, net of taxes	—	0.01
Adjusted net income (loss)	$ 2.04	$ (0.06)

The changes in the carrying amount of goodwill for the year ended December 31, 2002 are as follows:

	Drilling and Intervention Services	Completion Systems	Artificial Lift Systems	Total
		(In thousands)		
As of January 1, 2002	$592,943	$424,435	$365,894	$1,383,272
Goodwill acquired during year	68,042	6,365	8,124	82,531
Impact of foreign currency translation	12,724	13,650	5,125	31,499
As of December 31, 2002	$673,709	$444,450	$379,143	$1,497,302

11. Other Intangible Assets

The Company amortizes identifiable intangible assets, excluding goodwill and indefinite-lived intangibles, on a straight-line basis over the years expected to be benefited, ranging from 3 to 20 years. The components of these other intangible assets are as follows:

	December 31, 2002			December 31, 2001		
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
			(In thousands)			
Patents	$ 80,103	$(14,225)	$ 65,878	$ 62,135	$ (9,623)	$52,512
Licenses	182,704	(12,436)	170,268	33,209	(4,754)	28,455
Covenants not to compete	19,077	(9,432)	9,645	18,961	(6,539)	12,422
Other	6,563	(621)	5,942	2,423	(697)	1,726
	$288,447	$(36,714)	$251,733	$116,728	$(21,613)	$95,115

Amortization expense was $16.0 million, $8.1 million and $8.2 million for the years ended December 31, 2002, 2001 and 2000 respectively. Estimated amortization expense for the carrying amount of intangible assets as of December 31, 2002 is expected to be $20.2 million for 2003, $19.1 million for 2004, $18.4 million for 2005, $17.3 million for 2006 and $15.4 million for 2007.

The Company has trademarks associated with its 2001 acquisition of the Johnson Screens division from Vivendi Environnement, which are considered to have indefinite lives as the Company has the ability and intent to renew indefinitely. These trademarks are classified in Other Intangible Assets, Net on the accompanying Consolidated Balance Sheets and had a carrying value of $8.0 million at December 31, 2002 and $9.7 million at December 31, 2001. The estimated fair market value of intangible assets obtained through acquisitions consummated in the preceding twelve months are based on preliminary information which is subject to change when final valuations are obtained.

On March 1, 2002, the Company obtained a worldwide license to Shell Technology Ventures' ("Shell") expandable technology. Expandable technology refers to both slotted and solid expandables, related tools and accessories and specialized expansion systems. Under the terms of the agreement, the Company received a global license to Shell's existing and future expandable tubular intellectual property and immediate access to the U.S. market for use of its Completion Systems Division's Expandable Sand Screen (ESS™) system for consideration that included $65.0 million in cash, a $20.0 million promissory note, which was paid in 2002, and $57.0 million for a warrant to purchase 3.2 million Common Shares at $60 per share. This warrant was issued on February 28, 2002 and has a nine-year exercisable life beginning one year after the issue date. The warrant holder may exercise the warrant and settlement may occur through physical delivery, net share settlement, net cash settlement or a combination thereof. The warrant also may be converted into Common Shares at any time after the third anniversary of the issue date. The value of the warrant was determined using the Black-Scholes model. In addition, the Company received a 50% reduction in the royalty rate it historically paid on Shell licensed technology sales. This license is being amortized over the life of the agreement, which is 17 years.

12. Short-term Debt

	December 31, 2002	December 31, 2001
	(In thousands)	
2001 Multi-currency revolving credit facility with effective interest rates between 2.07% and 4.68% at December 31, 2002 and 5.25% at December 31, 2001	$124,880	$ 90,896
1998 Revolving credit facility with effective interest rates between 1.71% and 2.06% at December 31, 2002 and 2.34% at December 31, 2001	150,000	50,048
Short-term bank loans with effective interest rates between 1.50% and 13.50% at December 31, 2002 and 1.63% and 8.15% at December 31, 2001	75,304	22,528
	$350,184	$163,472
Weighted average interest rate on short-term borrowings outstanding during the year	3.19%	4.92%

In April 2001, the Company entered into a $250.0 million, three-year multi-currency revolving credit facility, with commitment capacity of up to $400.0 million. As of December 31, 2002, the Company had $125.1 million available under this agreement. This facility does not contain any provision which makes its availability dependent upon the Company's credit ratings; however, amounts outstanding accrue interest at a variable rate based on the borrower's applicable Eurocurrency rate and credit ratings assigned to the Company's long-term senior debt by Standard and Poor's and Moody's Investor Service. A commitment fee of 0.125% is payable quarterly on the unused portion of the facility. The facility contains customary affirmative and negative covenants and reflects the same covenant structure as the Company's existing $250.0 million revolving credit agreement, dated May 1998, which remains in effect. The Company was in compliance with these covenants as of December 31, 2002. The Company's weighted average interest rate was 4.37% and 5.56% for 2002 and 2001, respectively.

In May 1998, the Company entered into a five-year unsecured credit agreement, which provides for borrowings of up to an aggregate of $250.0 million, consisting of $200.0 million in the U.S. and $50.0 million in Canada. Amounts outstanding under the facility accrue interest at a variable rate based on either the U.S. prime rate or LIBOR and the credit rating assigned to the Company's long-term senior debt. A commitment fee ranging from 0.09% to 0.20% per annum, depending on the credit ratings assigned to the Company's long-term senior debt, is payable quarterly on the unused portion of the facility. The facility contains customary affirmative and negative covenants, including a maximum debt to capitalization ratio, a minimum interest coverage ratio, a limitation on liens, a limitation on occurrence of indebtedness and a limitation on asset dispositions. The Company was in compliance with these covenants as of December 31, 2002. This facility does not contain any provision which makes its availability dependent upon the Company's credit ratings. As of December 31, 2002, $63.2 million was available under this facility due to $36.8 million being used to secure outstanding letters of credit. The Company's weighted average cost of borrowings under this facility was 2.23% and 4.47% for 2002 and 2001, respectively.

The Company also engages in unsecured short-term borrowings with various institutions pursuant to uncommitted facilities. At December 31, 2002, the Company had $75.3 million in unsecured short-term borrowings outstanding under these arrangements. The weighted average interest rate was 3.56% and 5.09% for 2002 and 2001, respectively.

The Company also has various uncommitted credit facilities available for stand-by letters of credit and bid and performance bonds. The Company had $42.8 million of such letters of credit and bid and performance bonds outstanding at December 31, 2002.

13. Long-term Debt

	December 31, 2002	December 31, 2001
	(In thousands)	
6⅝% Senior Notes due 2011	$347,288	$347,074
7¼% Senior Notes due 2006	213,673	200,950
Industrial Revenue Bonds with variable interest rates, 1.70% as of December 31, 2001	—	8,730
Foreign bank and other debt, denominated in foreign currencies	11,842	24,658
Capital lease obligations under various agreements	10,278	15,017
Other	1,998	3,061
	585,079	599,490
Less: amounts due in one year	14,088	26,757
Long-term debt	$570,991	$572,733

The following is a summary of scheduled long-term debt maturities by year (in thousands):

2003	$ 14,088
2004	10,374
2005	5,575
2006	203,049
2007	1,353
Thereafter	350,640
	$585,079

6⅝% Senior Notes

On November 16, 2001, the Company completed a private placement of $350.0 million of 6⅝% Senior Notes which are unsecured obligations of the Company. The interest on the notes is payable semi-annually in arrears on May 15 and November 15 of each year commencing on May 15, 2002. As evidenced by market transactions, the estimated fair value of the 6⅝% Senior Notes was $383.4 million and $332.5 million as of December 31, 2002 and 2001, respectively.

7¼% Senior Notes

The Company has outstanding $200.0 million of 7¼% Senior Notes which are unsecured obligations of the Company. Interest is payable semi-annually on May 15 and November 15. Based on the borrowing rates available to the Company, the fair value of the 7¼% Senior Notes was $222.8 million and $209.5 million at December 31, 2002 and 2001, respectively.

During part of 2002, the Company had in effect two interest rate swap agreements entered into on November 15, 2001 and January 8, 2002, to reduce the exposure to changes in the fair value of the 7¼% Senior Notes and to take advantage of interest rates available in the economic environment during that period. In July 2001, the Company entered into a swap whereby it received interest at the fixed rate of 7¼% and paid a floating rate based on LIBOR. The hedges were considered perfectly effective against changes in the fair value of debt due to changes in the benchmark interest rate over its term. In accordance with SFAS No. 133, the shortcut method applies and there was no need to periodically reassess the effectiveness of the hedge during the term of the swaps. Under these agreements, the Company received interest at the fixed rate of 7¼% and paid a floating rate based on LIBOR. The November 15, 2001 and January 8, 2002 swap agreements were terminated in October 2002, and the Company received $13.9 million in cash, resulting in a gain of $11.0 million. The July 2001 swap was terminated on November 15, 2001, and the Company adjusted the swap agreement to fair value and received $4.1 million in cash for the asset. The cash received was recorded against the fair market value of the agreements, and the resulting gain is being amortized over the remaining life of the 7¼% Senior Notes as an adjustment to Interest Expense on the accompanying Consolidated Statements of Operations.

The effective rate for the 7¼% Senior Notes for the years ended December 31, 2002 and 2001 was 4.04% and 6.44%, respectively, after giving effect to the interest rate swaps.

14. Zero Coupon Convertible Senior Debentures

On June 30, 2000, the Company completed a private placement of $910.0 million face amount of its Zero Coupon Debentures due 2020. The Zero Coupon Debentures were issued at a discount with an imputed 3% per annum interest rate. During 2002 and 2001, the Company amortized $15.8 million and $15.4 million, respectively, of the original issue discount. As of December 31, 2002 and 2001, the unamortized discount on the Zero Coupon Debentures was $369.6 million and $385.4 million, respectively.

Holders may convert the Zero Coupon Debentures into Common Shares at any time before maturity at a conversion rate of 9.9970 shares per $1,000 principal amount at maturity or initially at a price of $55.1425 per Common Share. The effective conversion price will increase as the accreted value of the Zero Coupon Debentures increases. The Company may redeem any of the Zero Coupon Debentures on or after June 30, 2005 at the accreted amount at the time of redemption. Holders may require the Company to repurchase the Zero Coupon Debentures on June 30, 2005, June 30, 2010 and June 30, 2015 at the accreted amount. The Company may elect to repurchase the Zero Coupon Debentures for cash, Common Shares or a combination thereof. The Zero Coupon Debentures are unsecured ranking equal in right of payment with all other unsecured and unsubordinated indebtedness and will rank senior to any future subordinated indebtedness. As evidenced by market transactions, the estimated fair value of the Zero Coupon Debentures was $588.1 million and $534.5 million at December 31, 2002 and 2001, respectively.

15. 5% Convertible Subordinated Preferred Equivalent Debentures

In November 1997, the Company completed a private placement of $402.5 million principal amount of Convertible Preferred Debentures due 2027. The net proceeds from the Convertible Preferred Debentures were $390.9 million. The conversion price of the Convertible Preferred Debentures, as adjusted for the Spin-off, is $53.34 per Common Share. The Convertible Preferred Debentures are redeemable by the Company at any time on or after November 4, 2000, at redemption prices described therein, and are subordinated in right of payment of principal and interest to the prior payment in full of certain existing and all future senior indebtedness of the Company. The Convertible Preferred Debentures bear interest at an annual rate of 5%, and the Company has the right to defer payments of interest by extending the quarterly interest payment period for up to 20 consecutive quarters at any time when the Company is not in default in the payment of interest. As evidenced by market transactions, the estimated fair value of the Convertible Preferred Debentures was $385.8 million and $347.1 million as of December 31, 2002 and 2001, respectively.

16. Shareholders' Equity

Authorized Shares

As of December 31, 2001, the Company was authorized to issue 250,000,000 of Weatherford Inc. Common Shares and 3,000,000 of Weatherford Inc. $1.00 par value preferred shares. Upon consummation of the merger, the Company is authorized to issue 500,000,000 Common Shares and 10,000,000 undesignated preference shares, $1.00 par value. During the three years ended December 31, 2002, no preferred shares were issued, except as noted below.

As of December 31, 2000, the Company had authorized and issued one Series A Preferred Share in connection with its acquisition of Alpine. The former Alpine shareholders were issued exchangeable securities in one of the Company's Canadian subsidiaries that were exchangeable for Common Shares on a one-for-one basis. The Series A Preferred Share, issued to a trustee, entitled the trustee to vote essentially as a proxy for the former Alpine shareholders who had not yet exchanged their exchangeable securities into Common Shares. During 2001, the former Alpine shareholders exchanged all such securities and the Series A Preferred Share was canceled.

17. Compensation Plans

Stock Option Plans

The Company has a number of stock option plans pursuant to which directors, officers and other key employees may be granted options to purchase Common Shares at the fair market value on the date of grant.

The Company has in effect a 1991 Employee Stock Option Plan ("1991 ESO Plan"), a 1992 Employee Stock Option Plan ("1992 ESO Plan") and a 1998 Employee Stock Option Plan ("1998 ESO Plan"). Under these plans, options to purchase up to an aggregate of 25.2 million Common Shares may be granted to officers and key employees of the Company (including directors who are also key employees). At December 31, 2002, approximately 0.9 million shares were available for granting under such plans.

In connection with the Spin-off, the stock options outstanding as of the Spin-off Date were adjusted such that 1998 ESO Plan option holders received options only in the company for which they worked. The exercise prices, as well as the number of shares under the 1998 ESO Plan, were adjusted so the options immediately before the Spin-off had equivalent economic terms to the options immediately after the Spin-off. Options holders of the 1991 ESO Plan and 1992 ESO Plan received options for both the Company and Grant Prideco. The exercise prices were adjusted so the options immediately before the Spin-off had equivalent economic terms to the options immediately after the Spin-off.

Stock options vest after three to four years and expire after ten to fourteen years from the date of grant. Information about the stock option plans and predecessor plans for the three years ended December 31, 2002, is set forth below:

	Number of Shares	Range of Exercise Prices	Weighted Average Exercise Price Per Share
Options outstanding, December 31, 1999	7,547,323	$4.69-$50.50	$21.78
Granted before Spin-off	394,000	35.75-50.50	39.08
Exercised before Spin-off	(60,550)	27.11-44.01	38.17
Terminated before Spin-off	(1,056,018)	12.37-40.76	21.08
Adjustment for Spin-off	3,126,245	(1.69)-(18.14)	(8.24)
Granted after Spin-off	5,640,000	35.88-47.63	36.84
Exercised after Spin-off	(291,058)	5.17-26.20	15.36
Terminated after Spin-off	(227,205)	11.50-36.75	21.15
Options outstanding, December 31, 2000	15,072,737	3.00-47.63	22.82
Granted	8,686,500	23.77-53.67	25.96
Exercised	(1,109,153)	3.00-26.12	11.91
Terminated	(562,084)	11.50-50.00	21.13
Options outstanding, December 31, 2001	22,088,000	4.41-53.67	24.64
Granted	711,500	32.72-46.49	38.38
Exercised	(2,148,564)	10.89-36.75	16.01
Terminated	(477,494)	23.77-46.18	31.01
Options outstanding, December 31, 2002	20,173,442	4.41-53.67	25.86

	Options Outstanding			Options Exercisable		
Range of Exercise Prices	Number Outstanding As of 12/31/2002	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price Per Share	Number Exercisable As of 12/31/2002	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price Per Share
$4.41-$11.62	3,714,750	7.77	$11.06	3,714,750	7.77	$11.06
14.82- 22.91	1,463,540	9.37	19.25	1,410,483	9.34	19.11
23.11- 34.56	8,544,402	12.26	24.66	573,288	9.35	24.51
35.47- 53.67	6,450,750	10.78	37.45	107,500	10.49	36.75
4.41- 53.67	20,173,442	10.75	25.86	5,806,021	8.36	14.82

The options exercisable as of December 31, 2001 and 2000 were 5.5 million and 1.6 million, respectively.

Executive Deferred Compensation Plan

In May 1992, the Company's shareholders approved the Executive Deferred Compensation Stock Ownership Plan (the "EDC Plan"). Under the EDC Plan, a portion of the compensation for certain key employees of the Company, including officers and employee directors, can be deferred for payment after retirement or termination of employment.

The Company has established a grantor trust to fund the benefits under the EDC Plan. The funds provided to such trust are invested by a trustee independent of the Company in Common Shares, which are purchased by the trustee on the open market. The assets of the trust are available to satisfy the claims of all general creditors of the Company in the event of bankruptcy or insolvency. Accordingly, the Common Shares held by the trust and the liability of the Company under the EDC Plan are included in the accompanying Consolidated Balance Sheets as Treasury Shares, Net.

Retirement and Employee Benefit Plans

The Company has defined contribution plans covering certain of its employees. Contribution expenses related to these plans totaled $10.4 million, $6.7 million and $4.5 million in 2002, 2001 and 2000, respectively.

18. Income Taxes

The components of Income (Loss) before Income Taxes and Minority Interest were as follows:

	2002	2001	2000
		(In thousands)	
Domestic	$(154,828)	$186,715	$53,978
Foreign	144,993	151,872	17,297
	$ (9,835)	$338,587	$71,275

The Company's income tax benefit (provision) from continuing operations consisted of the following:

	2002	2001	2000
		(In thousands)	
Current:			
U.S. federal and state income taxes	$(29,468)	$ (21,215)	$ (3,602)
Foreign	(59,974)	(51,459)	(30,883)
Total Current	(89,442)	(72,674)	(34,485)
Deferred:			
U.S. federal	84,904	(35,415)	(84,137)
Foreign	8,894	(14,959)	9,172
Total Deferred	93,798	(50,374)	(74,965)
	$ 4,356	$(123,048)	$(109,450)

In 2000, an income tax benefit of $0.9 million was recorded on the loss from discontinued operations.

The difference between the tax benefit (provision) at the statutory federal income tax rate and the tax benefit (provision) attributable to Income (Loss) Before Income Taxes and Minority Interest for the three years ended December 31, 2002 is analyzed below:

	2002	2001	2000
		(In thousands)	
Statutory federal income tax rate	$ 3,442	$(118,505)	$ (24,946)
Effect of state income tax, net and alternative minimum tax	101	(1,667)	98
Effect of domestic non-deductible expenses	69	(5,144)	(9,930)
Change in valuation allowance	(12,859)	(2,646)	(568)
Effect of foreign income tax, net	(947)	(1,230)	96
Effect of prior year audit resolutions	9,352	—	—
Effect of deconsolidation of business	—	—	(76,517)
Other	5,198	6,144	2,317
	$ 4,356	$(123,048)	$(109,450)

Deferred tax assets and liabilities are recognized for the estimated future tax effects of temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements. The measurement of deferred tax assets and liabilities is based on enacted tax laws and rates currently in effect in each of the jurisdictions in which the Company has operations.

Deferred tax assets and liabilities are classified as current or non-current according to the classification of the related asset or liability for financial reporting. The components of the net deferred tax asset (liability) attributable to continuing operations were as follows:

	December 31,	
	2002	2001
	(In thousands)	
Deferred tax assets:		
Domestic and foreign operating losses	$ 31,693	$ 21,352
Accrued liabilities and reserves	73,678	47,365
Tax credits	15,696	21,806
Unremitted foreign earnings	1,272	7,220
Goodwill	—	4,532
Other differences between financial and tax basis	6,464	8,504
Differences between financial and tax basis inventory	31,685	21,675
Valuation allowance	(42,049)	(29,885)
Total deferred tax assets	118,439	102,569
Deferred tax liabilities:		
Property, plant and equipment	(31,886)	(35,549)
Goodwill	(19,659)	—
Other differences between financial and tax basis	—	(79,160)
Total deferred tax liability	(51,545)	(114,709)
Net deferred tax asset (liability)	$ 66,894	$ (12,140)

The change in valuation allowance in 2002 primarily relates to operating loss carryforwards ("NOL") in certain non-U.S. jurisdictions where the ultimate realization of the deferred tax asset depends on the ability to generate sufficient taxable income of the appropriate character in the future.

The Company has provided additional taxes for the anticipated repatriation of earnings of its foreign subsidiaries.

At December 31, 2002, the Company had $100.6 million of net operating losses, $5.5 million of which were generated by certain domestic subsidiaries prior to their acquisition by the Company. The use of these acquired domestic net operating losses is subject to limitations imposed by the Internal Revenue Code and is also restricted to the taxable income of the subsidiaries generating the losses. Loss carryforwards, if not utilized, will expire at various dates from 2003 through 2025.

At December 31, 2002, the Company had approximately $8.3 million of foreign tax credits to offset future payments of federal income taxes. The foreign tax credits expire in varying amounts through 2006.

19. Disputes, Litigation and Contingencies

Litigation and Other Disputes

The Company is aware of various disputes and potential claims and is a party in various litigation involving claims against the Company, some of which are covered by insurance. Based on facts currently known, the Company believes that the ultimate liability, if any, which may result from known claims, disputes and pending litigation, would not have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

Insurance

The Company is self-insured for general liability, vehicle liability, group medical and for workers' compensation claims for certain of its employees. The amounts in excess of the self-insured levels are fully insured. Self-insurance accruals are based on claims filed and an estimate for significant claims incurred but not reported. Although the Company believes adequate reserves have been provided for expected liabilities arising from its self-insured obligations, it is reasonably possible that management's estimates of these liabilities will change over the near term as circumstances develop.

20. Commitments

Operating Leases

The Company is committed under various operating lease agreements primarily related to office space and equipment. Generally, these leases include renewal provisions and rental payments, which may be adjusted for taxes, insurance and maintenance related to the property. Future minimum rental commitments under noncancelable operating leases are as follows (in thousands):

2003	$ 24,322
2004	19,418
2005	16,046
2006	13,469
2007	11,991
Thereafter	58,294
	$143,540

Total rent expense incurred under operating leases attributable to continuing operations was approximately $41.3 million, $31.9 million and $38.0 million for the years ended December 31, 2002, 2001 and 2000, respectively.

Sale and Leaseback of Equipment

The Company's Compression Services Division entered into various sale and leaseback arrangements where it sold compressors and received cash equal to the appraised value of $299.9 million through the merger date with Universal. Under these arrangements, legal title to the compression units was sold to third parties and leased back to the division under a five-year operating lease with a market-based purchase option. Total lease expense incurred under these arrangements was approximately $2.5 million and $21.3 million for the years ended December 31, 2001 and 2000, respectively. The lease expense is classified as Cost of Services and Rentals in the accompanying Consolidated Statements of Operations.

21. Related Party Transactions

A member of the Company's Board of Directors is the Chief Executive Officer of First Reserve Corporation. First Reserve Corporation beneficially owns certain convertible preferred securities of CiDRA Corporation, which are convertible into less than 10% of CiDRA Corporation's common stock on a fully diluted and convertible basis. The purchase price for the Company's 2001 acquisition of CiDRA (See Note 6) was determined through a competitive bid process conducted by a third-party investment banking firm. The member of the Company's Board of Directors did not participate or vote in the meeting of the Company's Board of Directors in which the acquisition of CiDRA was discussed and approved. During 2002, the Company purchased a related business from CiDRA Corporation for $4.8 million. The member of the Company's Board of Directors did not participate in the Company's consideration or approval of such transaction.

During 2002, the Company sold one of its businesses to an employee for a note receivable of $9.9 million. The terms of the transaction were negotiated on an arms-length basis.

The Company incurred legal fees of $2.0 million and $3.1 million during 2001 and 2000, respectively, with a law firm in which a former executive officer of the Company was a partner.

During 2001, the Company paid Lehman Brothers, Inc. ("Lehman") approximately $1.1 million for fees associated with an acquisition and $0.9 million associated with the private placement of its 6⅝% Senior Notes (See Note 13). The Company also entered into interest rate swap agreements for its 7¼% Senior Notes (See Note 13) with Lehman during 2001. Two members of the Company's Board of Directors are also managing directors of Lehman. All fee arrangements and terms associated with these transactions were on terms standard in the industry.

22. Segment Information

Geographic Segments

Financial information by geographic segment, as provided to the chief operating decision maker, for each of the three years ended December 31, 2002, is summarized below. Revenues are attributable to countries based on the ultimate destination of the sale of products and performance of services. Long-lived assets are long-term assets excluding deferred tax assets of $18.3 million, $13.8 million and $60.2 million at December 31, 2002, 2001 and 2000, respectively, and net assets of discontinued operations.

	Revenues from Unaffiliated Customers			Long-lived Assets		
	2002	2001	2000	2002	2001	2000
	(In thousands)					
United States	$ 774,345	$ 949,342	$ 794,567	$1,897,910	$1,899,959	$1,106,303
Canada	320,851	333,417	364,015	404,640	397,548	399,225
Latin America	204,646	248,720	179,683	152,895	159,395	221,259
Europe and West Africa	436,176	355,852	204,788	526,804	423,421	291,857
Middle East and North Africa	291,771	214,040	146,931	139,479	94,624	52,471
Asia Pacific	301,141	227,344	124,277	95,734	76,294	88,673
	$2,328,930	$2,328,715	$1,814,261	$3,217,462	$3,051,241	$2,159,788

Major Customers and Credit Risk

Substantially all of the Company's customers are engaged in the energy industry. This concentration of customers may impact the Company's overall exposure to credit risk, either positively or negatively, in that customers may be similarly affected by changes in economic and industry conditions. The Company performs ongoing credit evaluations of its customers and does not generally require collateral in support of its trade receivables. The Company maintains reserves for potential credit losses, and actual losses have historically been within the Company's expectations. Foreign sales also present various risks, including risks of war, civil disturbances and governmental activities that may limit or disrupt markets, restrict the movement of funds, result in the deprivation of contract rights or the taking of property without fair consideration. Most of the Company's foreign sales, however, are to large international companies or are secured by letters of credit or similar arrangements.

In 2002, 2001 and 2000, there was no individual customer who accounted for 10% or greater of consolidated revenues.

Business Segments

The Company is a diversified international energy service and manufacturing company that provides a variety of services and equipment to the exploration, production and transmission sectors of the oil and gas industry. The Company operates in virtually every oil and gas exploration and production region in the world. The Company divides its business segments into three separate groups as defined by the chief operating decision maker: Drilling and Intervention Services, Completion Systems and Artificial Lift Systems. The Company also historically operated a Compression Services segment. The amounts reported for this segment include results through February 9, 2001 (See Note 4).

The Company's Drilling and Intervention Services segment provides a wide range of oilfield products and services, including drilling services and equipment, well installation services and cementing products, fishing and intervention services and pipeline and specialty services.

The Company's Completion Systems segment provides completion products and systems including cased hole systems, liner systems, flow control systems, sand screens, expandable sand screen systems, expandable solid tubular systems and intelligent completion technologies.

The Company's Artificial Lift Systems segment designs, manufactures, sells and services a complete line of artificial lift equipment, including progressing cavity pumps, reciprocating rod lift systems, gas lift systems, electrical submersible pumps and production optimization services and automation and monitoring of wellhead production. This segment also provides screens for industrial applications.

The Company's Compression Services segment historically packaged, rented and sold parts and provided services for gas compressor units over a broad horsepower range.

Financial information by industry segment for each of the three years ended December 31, 2002 is summarized below. The total assets do not include the net assets of discontinued operations. The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

	Drilling and Intervention Services	Completion Systems	Artificial Lift Systems	Compression Services	Corporate(a)	Total
			(In thousands)			
2002						
Revenues from unaffiliated customers	$1,269,883	$ 366,564	$692,483	$ —	$ —	$2,328,930
Non-recurring and asset impairment charges	1,985	6,390	7,161	—	(99)	15,437
Depreciation and amortization	154,387	34,408	23,199	—	2,924	214,918
Operating income (loss)	219,041	(2,367)	85,464	—	(236,751)	65,387
Total assets	2,101,920	1,016,027	927,532	—	449,510	4,494,989
Capital expenditures for property, plant and equipment	151,025	39,212	36,817	—	41,633	268,687
Non-cash portion of non-recurring charge	942	3,761	7,133	—	(147)	11,689
2001						
Revenues from unaffiliated customers	$1,340,140	$ 350,685	$610,951	$ 26,939	$ —	$2,328,715
Depreciation and amortization	137,816	30,687	28,850	4,184	6,592	208,129
Operating income (loss)	320,092	25,880	82,240	(597)	(18,141)	409,474
Total assets	1,976,378	853,718	930,674	—	535,592	4,296,362
Capital expenditures for property, plant and equipment	241,421	44,594	23,464	5,675	24,271	339,425
2000						
Revenues from unaffiliated customers	$ 884,170	$ 218,040	$477,216	$234,835	$ —	$1,814,261
Non-recurring and asset impairment charges	—	—	—	16,301	40,017	56,318
Depreciation and amortization	104,489	26,906	26,879	37,750	3,085	199,109
Operating income (loss)	169,836	(7,908)	41,569	(9,578)	(73,591)	120,328
Total assets	1,283,123	540,163	724,523	614,133	299,637	3,461,579
Capital expenditures for property, plant and equipment	123,402	34,735	23,625	79,906	4,892	266,560
Non-cash portion of impairment charges	—	—	—	16,301	35,363	51,664

(a) Includes Equity in (Earnings) Losses of Unconsolidated Affiliates, Net of Impairment Charge. During 2002, the Company recorded an impairment charge of $217.1 million, $146.2 million net of taxes, for its investment in Universal.

23. Consolidating Financial Statements

As part of the June 26, 2002 reorganization, Weatherford Limited ("Parent") guaranteed, on a full and unconditional basis, certain indebtedness of its indirect wholly owned subsidiary, Weatherford Inc. ("Issuer") (See Note 2). The following consolidating financial information for Parent and Issuer and all other subsidiaries has been provided.

Condensed Consolidating Balance Sheet
December 31, 2002
(In thousands)

	Parent	Issuer	Other Subsidiaries	Eliminations	Consolidation
ASSETS					
Current Assets					
Cash and Cash Equivalents	$ —	$ 48,825	$ 12	$ —	$ 48,837
Intercompany Receivables	92,613	12,886	—	(105,499)	—
Other Current Assets	—	1,187,498	22,904	—	1,210,402
	92,613	1,249,209	22,916	(105,499)	1,259,239
Equity Investments in Unconsolidated Affiliates	275,983	9,918	—	—	285,901
Intercompany Investments in Affiliates	700,346	12	2,800,668	(3,501,026)	—
Shares Held in Parent	—	258,125	—	(258,125)	—
Intercompany Notes Receivable	1,400,000	299,063	—	(1,699,063)	—
Other Assets	—	2,949,849	—	—	2,949,849
	$2,468,942	$4,766,176	$2,823,584	$(5,563,713)	$4,494,989
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current Liabilities:					
Short-Term Borrowings and Current Portion of Long-term Debt	$ —	$ 364,272	$ —	$ —	$ 364,272
Accounts Payable and Other Current Liabilities	3,752	509,453	—	—	513,205
Intercompany Payables	—	40,060	65,439	(105,499)	—
	3,752	913,785	65,439	(105,499)	877,477
Long-Term Debt	—	1,513,907	—	—	1,513,907
Intercompany Notes Payable	299,063	—	1,400,000	(1,699,063)	—
Other Long-Term Liabilities	—	129,109	—	—	129,109
Shareholders' Equity	2,166,127	2,209,375	1,358,145	(3,759,151)	1,974,496
	$2,468,942	$4,766,176	$2,823,584	$(5,563,713)	$4,494,989

Condensed Consolidating Statement of Operations
Year Ended December 31, 2002
(In thousands)

	Parent	Issuer	Other Subsidiaries	Eliminations	Consolidation
Revenues	$ —	$ 2,328,930	$ —	$ —	$ 2,328,930
Costs and Expenses	—	(2,069,543)	—	14,190	(2,055,353)
Equity in Earnings (Losses) of Unconsolidated Affiliates, Net of Impairment Charge	(23,080)	16,787	—	(186,460)	(192,753)
Non-recurring and Asset Impairment Charges	—	(15,437)	—	—	(15,437)
Loss on Sale to Parent	—	(186,460)	—	186,460	—
Operating Income (Loss)	(23,080)	74,277	—	14,190	65,387
Other Income (Expense):					
Interest Expense, Net	—	(82,882)	—	—	(82,882)
Intercompany Charges, Net	47,993	17,446	(65,439)	—	—
Other, Net	—	7,660	—	—	7,660
Income (Loss) Before Income Taxes and Minority Interest	24,913	16,501	(65,439)	14,190	(9,835)
(Provision) Benefit for Income Taxes	(3,750)	(14,798)	22,904	—	4,356
Income (Loss) Before Minority Interest	21,163	1,703	(42,535)	14,190	(5,479)
Minority Interest, Net	—	(551)	—	—	(551)
Net Income (Loss)	$ 21,163	$ 1,152	$(42,535)	$ 14,190	$ (6,030)

Condensed Consolidating Statement of Cash Flows
Year Ended December 31, 2002
(In thousands)

	Parent	Issuer	Other Subsidiaries	Eliminations	Consolidation
Cash Flows from Operating Activities:					
Net Income (Loss)	$ 21,163	$ 1,152	$(42,535)	$ 14,190	$ (6,030)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by Operating Activities:					
Equity in (Earnings) Losses of Unconsolidated Affiliates, Net of Impairment Charge	23,080	(16,787)	—	186,460	192,753
Non-cash Portion of Non-recurring and Asset Impairment Charges	—	11,689	—	—	11,689
Loss on Sale to Parent	—	186,460	—	(186,460)	—
Charges from Parent or Subsidiary	(47,993)	(17,446)	65,439	—	—
Deferred Income Tax Benefit	—	(93,798)	—	—	(93,798)
Other Adjustments	3,750	198,547	(22,904)	(14,190)	165,203
Net Cash Provided by Operating Activities	—	269,817	—	—	269,817
Cash Flows from Investing Activities:					
Acquisition of Businesses, Net of Cash Acquired	—	(111,754)	—	—	(111,754)
Capital Expenditures for Property, Plant and Equipment	—	(268,687)	—	—	(268,687)
Acquisition of License	—	(65,000)	—	—	(65,000)
Proceeds from Sales of Assets	—	40,654	—	—	40,654
Capital Contribution to Subsidiary	(12)	(12)	—	24	—
Net Cash Provided (Used) by Investing Activities	(12)	(404,799)	—	24	(404,787)
Cash Flows from Financing Activities:					
Repayments on Asset Securitization	—	(71,846)	—	—	(71,846)
Borrowings of Short-Term Debt, Net	—	165,104	—	—	165,104
Repayments on Long-Term Debt	—	(29,738)	—	—	(29,738)
Purchase of Treasury Shares	—	(2,703)	—	—	(2,703)
Proceeds from Exercise of Stock Options	—	34,410	—	—	34,410
Proceeds from Capital Contribution	12	—	12	(24)	—
Other	—	(1,271)	—	—	(1,271)
Net Cash Provided (Used) by Financing Activities	12	93,956	12	(24)	93,956
Effect of Exchange Rate, Charges on Cash and Cash Equivalents	—	1,019	—	—	1,019
Net Increase (Decrease) in Cash and Cash Equivalents	—	(40,007)	12	—	(39,995)
Cash and Cash Equivalents at Beginning of Year	—	88,832	—	—	88,832
Cash and Cash Equivalents at End of Year	$ —	$ 48,825	$ 12	$ —	$ 48,837

24. Quarterly Financial Data (Unaudited)

The following tabulation sets forth unaudited quarterly financial data for 2002 and 2001.

	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.	Total
	(In thousands, except per share amounts)				
2002					
Revenues	$568,249	$593,866	$584,930	$581,885	$2,328,930
Gross Profit	192,572	196,622	182,250	175,344	746,788
Equity in Earnings (Losses) of Unconsolidated Affiliates, Net of Impairment Charge	6,853	6,342	(211,611)	5,663	(192,753)
Non-recurring and Asset Impairment Charges	—	—	15,437	—	15,437
Net Income (Loss)	45,219	38,852	(121,642)	31,541	(6,030)
Basic Earnings (Loss) Per Share	0.38	0.32	(1.01)	0.26	(0.05)
Diluted Earnings (Loss) Per Share	0.36	0.31	(1.01)	0.25	(0.05)
2001					
Revenues	$526,158	$573,000	$608,621	$620,936	$2,328,715
Gross Profit	184,144	215,279	225,870	221,444	846,737
Equity in Earnings of Unconsolidated Affiliates	2,758	5,003	6,947	6,820	21,528
Net Income	43,510	56,436	60,181	54,524	214,651
Basic Earnings Per Share	0.39	0.50	0.52	0.47	1.88
Diluted Earnings Per Share	0.37	0.46	0.49	0.44	1.76

Item 9. *Changes in and Disagreement with Accountants on Accounting and Financial Disclosure*

None.

Weatherford International Ltd.
515 Post Oak Boulevard
Suite 600
Houston, Texas 77027
www.weatherford.com

Weatherford®